

Received SEC

DEC 28 2010

Washington, DC 20549



2010 RUDDICK ANNUAL REPORT AND PROXY STATEMENT



Harris Teeter
Neighborhood Food & Pharmacy

A&E Innovate. Create. Deliver.





Eleven-Year Financial and Operating Summary

(dollars in thousands, except share and per share data)	**2010[2]**	2009[1]	2008	2007	2006	2005	2004[1,2]	2003[1]	2002[1]	2001[1]	2000
Net Sales											
Harris Teeter	**$ 4,099,353**	$ 3,827,005	$ 3,664,804	$ 3,299,377	$ 2,922,679	$ 2,644,976	$ 2,572,367	$ 2,431,632	$ 2,349,650	$ 2,416,799	$ 2,332,908
American & Efird	**301,097**	250,817	327,593	339,831	343,177	319,679	296,230	293,107	294,548	326,491	359,183
Total Net Sales	**$ 4,400,450**	$ 4,077,822	$ 3,992,397	$ 3,639,208	$ 3,265,856	$ 2,964,655	$ 2,868,597	$ 2,724,739	$ 2,644,198	$ 2,743,290	$ 2,692,091
Operating Profit (Loss)											
Harris Teeter	**$ 181,586**	$ 175,591	$ 177,765	$ 154,083	$ 127,637	$ 113,580	$ 104,406	$ 93,622	$ 88,773	$ 31,802	$ 59,146
American & Efird	**19,505**	(14,621)	2,328	1,424	1,579	9,010	13,073	13,624	12,495	21,635	47,478
Corporate	**(3,120)**	(6,119)	(6,308)	(7,333)	(6,147)	(7,330)	(5,065)	(5,134)	(7,466)	(4,735)	(7,178)
Total Operating Profit	**$ 197,971**	$ 154,851	$ 173,785	$ 148,174	$ 123,069	$ 115,260	$ 112,414	$ 102,112	$ 93,802	$ 48,702	$ 99,446
Net Income (Loss)	**$ 112,041**	$ 85,964	$ 96,752	$ 80,688	$ 72,336	$ 68,598	$ 64,659	$ 59,882	$ 51,983	$ (727)	$ 51,002
Net Income (Loss) Per Share — Diluted	**2.31**	1.78	2.00	1.68	1.52	1.44	1.38	1.29	1.12	(0.02)	1.10
Dividend Per Share	**0.48**	0.48	0.48	0.44	0.44	0.44	0.40	0.36	0.36	0.36	0.36
Shareholders' Equity — Ruddick	**$ 892,449**	$ 811,590	$ 823,159	$ 736,250	$ 670,517	$ 608,942	$ 549,710	$ 495,265	$ 457,688	$ 445,353	$ 473,005
Percent Return on Beginning Equity	**13.8%**	10.4%	13.1%	12.0%	11.9%	12.5%	13.1%	13.1%	11.7%	(0.2%)	11.5%
Book Value Per Share	**$ 18.25**	$ 16.72	$ 17.05	$ 15.30	$ 14.10	$ 12.82	$ 11.76	$ 10.71	$ 9.85	$ 9.61	$ 10.23
Capital Expenditures											
Harris Teeter	**$ 106,678**	$ 206,701	$ 192,224	$ 205,474	$ 210,336	$ 115,423	$ 83,941	$ 64,370	$ 66,591	$ 68,525	$ 98,973
American & Efird	**3,947**	2,500	7,269	7,666	7,626	13,552	8,104	9,197	7,833	19,169	19,744
Corporate	**21,505**	2	7	6,763	574	25	47	14	4,692	27	38
Total Capital Expenditures	**$ 132,130**	$ 209,203	$ 199,500	$ 219,903	$ 218,536	$ 129,000	$ 92,092	$ 73,581	$ 79,116	$ 87,721	$ 118,755
Working Capital	**$ 142,924**	$ 71,421	$ 66,353	$ 73,494	$ 98,119	$ 130,811	$ 187,971	$ 165,192	$ 165,911	$ 112,272	$ 138,091
Total Assets	**1,889,886**	1,844,321	1,696,407	1,529,689	1,362,936	1,203,640	1,109,097	1,065,022	1,039,271	940,064	1,020,684
Long-Term Debt — Including Current Portion	**308,166**	365,087	320,578	264,392	237,731	163,445	166,287	189,095	185,892	157,113	227,940
Long-Term Debt as a Percent of Capital Employed	**25.5%**	30.8%	27.9%	26.3%	26.0%	21.0%	23.0%	27.3%	28.5%	25.7%	32.1%
Number of Employees	**25,200**	24,800	25,500	24,800	22,400	20,400	18,200	17,500	17,650	17,100	20,000
Common Shares Outstanding	**48,901,482**	48,545,080	48,278,136	48,127,252	47,557,894	47,488,979	46,730,758	46,223,233	46,454,188	46,319,696	46,220,876

1 Operating Profit, Net Income, Net Income Per Share — Diluted and related returns include the following non-cash charges, exit and impairment charges and tax settlement, which have been previously disclosed in the Company's annual reports on Form 10-K:

Fiscal 2009: Non-cash charges of $9,891 ($6,099 after tax benefits, or $0.13 per diluted share) related to goodwill and long-lived asset impairments recorded by American & Efird ("A&E").

Fiscal 2004: Exit and impairment charges at A&E of $384 ($238 after taxes).

Fiscal 2003: Exit and impairment charges at A&E of $580 ($360 after taxes, or $0.01 per diluted share).

Fiscal 2002: Exit and impairment credits at Harris Teeter of $710 ($431 after taxes, or $0.01 per diluted share) and exit and impairment charges at A&E of $7,823 ($4,825 after taxes, or $0.10 per diluted share).

Fiscal 2001: Exit and impairment charges at Harris Teeter of $45,035 ($27,370 after taxes, or $0.59 per diluted share), exit and impairment charges at A&E of $2,105 ($1,285 after taxes, or $0.03 per diluted share) and a tax settlement with the IRS for $20,000 ($0.43 per diluted share).

2 53-week year.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section
DEC 28 2010
Washington, DC
110

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended: October 3, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number: 1-6905

RUDDICK CORPORATION

(Exact name of registrant as specified in its charter)

North Carolina	**56-0905940**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
301 S. Tryon St., Suite 1800, Charlotte, North Carolina	**28202**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: **(704) 372-5404**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Common Stock	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, March 28, 2010, was $1,395,057,000. The registrant has no non-voting stock.

As of November 26, 2010, the registrant had outstanding 49,143,473 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Portions of the Definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Company's 2011 Annual Meeting of Shareholders to be held on February 17, 2011 are incorporated by reference into Part III. (With the exception of those portions which are specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed or incorporated by reference as part of this report.)

RUDDICK CORPORATION
AND CONSOLIDATED SUBSIDIARIES

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 3, 2010

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	1
Item 1A.	Risk Factors	3
Item 1B.	Unresolved Staff Comments	7
Item 2.	Properties	7
Item 3.	Legal Proceedings	8
Item 4.	[Removed and Reserved]	8
Item 4A.	Executive Officers of the Registrant	9
PART II		
Item 5.	Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities	10
Item 6.	Selected Financial Data	12
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	13
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	27
Item 8.	Financial Statements and Supplementary Data	28
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	59
Item 9A.	Controls and Procedures	59
Item 9B.	Other Information	59
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	60
Item 11.	Executive Compensation	60
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters	60
Item 13.	Certain Relationships and Related Transactions, and Director Independence	61
Item 14.	Principal Accountant Fees and Services	61
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	62

PART I

Item 1. *Business*

Ruddick Corporation (the "Company") is a holding company which, through its wholly-owned subsidiaries, is engaged in two primary businesses: Harris Teeter, Inc. ("Harris Teeter") currently operates a regional chain of supermarkets in eight states primarily in the southeastern and mid-Atlantic United States, and the District of Columbia; and American & Efird, Inc. ("A&E") manufactures and distributes industrial sewing thread, embroidery thread and technical textiles on a global basis.

At the end of fiscal 2010, the Company and its subsidiaries had total consolidated assets of $1,889,886,000 and had approximately 25,200 employees. The principal executive office of the Company is located at 301 S. Tryon Street, Suite 1800, Charlotte, North Carolina, 28202.

Ruddick Corporation, which is incorporated under North Carolina law, was created in 1968 through the consolidation of the predecessor companies of Ruddick Investment Company (which was subsequently merged into Ruddick Operating Company) and A&E. The Company acquired Harris Teeter in 1969. Ruddick Operating Company is not classified as a separate operating component of the Company due to its limited operations and relative size to the consolidated group. Ruddick Operating Company manages venture capital holdings in a limited number of entities and has investments in various independently managed venture capital investment funds. For information regarding the Company's investments, see the caption entitled "Investments" in Note 1 to the Consolidated Financial Statements in Item 8 hereof.

The two primary businesses of the Company, together with financial information and competitive aspects of such businesses, are discussed separately below. For other information regarding industry segments, see Note 13 to the Consolidated Financial Statements in Item 8 hereof.

The only foreign operations conducted by the Company are through A&E. Neither of the two primary businesses would be characterized as seasonal. The following analysis is based upon the Company's operating locations for the fiscal periods and year end (in thousands):

	2010	2009	2008
Net Sales for the Fiscal Year:			
Domestic United States	$4,237,142	$3,940,608	$3,810,635
Foreign Countries	163,308	137,214	181,762
	$4,400,450	$4,077,822	$3,992,397
Net Long-Lived Assets at Fiscal Year End:			
Domestic United States	$1,088,527	$1,088,602	$ 978,363
Foreign Countries	32,794	36,238	40,625
	$1,121,321	$1,124,840	$1,018,988

The Company's consolidated working capital as of October 3, 2010 consisted of $544,971,000 in current assets and $402,047,000 in current liabilities. Normal operating fluctuations in these balances can result in changes to cash flow from operating activities presented in the statements of consolidated cash flows that are not necessarily indicative of long-term operating trends. There are no unusual industry practices or requirements relating to working capital items in either of the Company's subsidiary operations.

The Company employs fifteen people at its corporate headquarters, including two executive officers who formulate and implement overall corporate objectives and policies. The Company's employees perform functions in a number of areas including finance, accounting, internal audit, risk management, financial reporting, employee benefits and public and shareholder relations. The Company assists its subsidiaries in developing long-range goals, in strengthening management personnel and their operations and financing. Management of each subsidiary is responsible for implementing operating policies and reports directly to management of the Company.

Harris Teeter

As of the end of fiscal 2010, Harris Teeter operated 199 supermarkets located in North Carolina (134), Virginia (35), South Carolina (13), Maryland (5), Tennessee (5), Delaware (3), District of Columbia (2), Florida (1) and Georgia (1). These supermarkets offer a full assortment of groceries, produce, meat and seafood, delicatessen items, bakery items, wines and non-food items such as health and beauty care, general merchandise and floral. In addition, Harris Teeter operated pharmacies in 125 of their supermarkets as of the end of fiscal 2010. Retail supermarket operations are supported by two company-owned distribution centers and one company-owned dairy production facility. Other than milk and ice cream produced by the company-owned facility, Harris Teeter purchases most of the products it sells, including its store brand products, from outside suppliers or directly from the manufacturers. Harris Teeter's sales constituted 93% of the Company's consolidated sales in fiscal 2010 (94% in fiscal 2009 and 92% in fiscal 2008).

The supermarket industry is highly competitive. Harris Teeter competes with local, regional and national food chains along with independent merchants. In addition to the more traditional food stores, Harris Teeter also competes with discount retailers (including supercenters that carry a full line of food items), many of which are larger in terms of assets and sales. The consolidation of competitors within the supermarket industry has reduced the number of local food chains and independent merchants. Additionally, some discount supercenter operators, such as Wal-Mart and Target, are continuing to expand and offer more items typically found in supermarket formats. As a result, Harris Teeter is likely to compete with more, larger food chains in its markets. Principal competitive factors include store location, price, service, convenience, cleanliness, product quality and product variety. No one customer or group of related customers has a material effect upon the business of Harris Teeter.

As of the end of fiscal 2010, Harris Teeter employed approximately 9,700 full-time and 12,600 part-time individuals, none of whom were represented by a union. Harris Teeter considers its employee relations to be good.

American & Efird, Inc.

A&E is one of the world's largest global manufacturers and distributors of industrial sewing thread, embroidery thread and technical textiles, produced from natural and synthetic fibers. Manufacturers of apparel, automotive materials, home furnishings, medical supplies and footwear rely on A&E industrial sewing thread to manufacture their products. A&E's primary products are industrial sewing thread, embroidery thread and technical textiles sold through its employed sales representatives, commissioned agents and distributors. Technical textiles represent non-apparel yarns A&E supplies to its customers in the automotive, telecommunications, wire and cable, paper production, and other industries. A&E also distributes sewing supplies manufactured by other companies. A&E sales constituted 7% of the Company's consolidated sales in fiscal 2010 (6% in fiscal 2009 and 8% in fiscal 2008).

A majority of A&E's sales are industrial thread for use in apparel products. The apparel market is made up of many categories servicing both genders and diverse age groups, including jeanswear, underwear, menswear, womenswear, outerwear, intimate apparel, workwear and childrenswear. A&E also manufactures industrial thread for use in a wide variety of non-apparel products including home furnishings, automotive, footwear, upholstered furniture, sporting goods, caps and hats, gloves, leather products, medical products and tea bag strings.

Headquartered in Mt. Holly, North Carolina, A&E operated five modern manufacturing facilities in North Carolina and four distribution centers strategically located in the United States as of the end of fiscal 2010. The manufacturing facilities have been designed for flexibility and efficiency to accommodate changing customer product demands.

A&E also has wholly-owned operations in Canada, China, Costa Rica, El Salvador, England, Honduras, Hong Kong, Italy, Mexico, Malaysia, The Netherlands, Turkey, Poland, South Africa and Slovenia; majority-owned joint ventures in China (two), and the Dominican Republic; minority interest in ventures with ongoing operations in Bangladesh, Brazil, India and Sri Lanka; and a 50% ownership interest in a joint venture in China. A&E's consolidated assets in these foreign operations total approximately $178 million at the end of fiscal 2010. Management expects to continue to expand foreign production and distribution operations, through acquisitions, joint ventures or new start-up operations.

The domestic order backlog, believed to be firm, as of October 3, 2010, was approximately $11,799,000 versus $10,770,000 at the end of the preceding fiscal year. The international order backlog as of the end of fiscal 2010 was approximately $2,192,000 versus $1,984,000 at the end of the preceding fiscal year. The majority of the domestic and international order backlog was filled within five weeks of the fiscal 2010 year end. As of the end of fiscal 2010, A&E had approximately 7,300 domestic and 6,000 international active customer accounts. In fiscal 2010, no single customer accounted for more than 4% of A&E's total net sales, and the ten largest customers accounted for approximately 14% of A&E's total net sales.

A&E purchases cotton from farmers and domestic cotton merchants. There is presently an adequate supply of cotton. Synthetic fibers are bought from the principal American synthetic fiber producers for domestic operations and from the principal Asian and American synthetic fiber producers for operations in China. There is currently an adequate supply of synthetic fiber for A&E's global operations.

A&E has three patents issued. There are no material licenses, franchises or concessions held by A&E. Research and development expenditures were $518,000, $428,000, and $509,000 in fiscal 2010, 2009 and 2008, respectively, none of which were sponsored by customers. Two full-time employees are currently engaged in this activity.

The industrial sewing thread industry is highly competitive. A&E is one of the world's largest manufacturers of industrial sewing threads and also manufactures and distributes consumer sewing thread, embroidery thread and technical textiles. A&E competes globally with Coats plc, as well as regional producers and merchants in the industrial thread, embroidery thread and technical textile markets. The key competitive factors are quality, service and price.

A&E and its consolidated subsidiaries employed approximately 2,900 individuals worldwide as of the end of fiscal 2010. None of the domestic employees and an insignificant number of employees of foreign operations are represented by a union. A&E considers its employee relations to be good.

Available Information

The Company's Internet address is *www.ruddickcorp.com.* The Company makes available, free of charge, on or through its website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and beneficial ownership reports on Forms 3, 4, and 5 as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the Securities and Exchange Commission.

Item 1A. *Risk Factors*

This report contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements. Words such as "expects," "anticipates," "believes," "estimates" and other similar expressions or future or conditional verbs such as "will," "should," "would" and "could" are intended to identify such forward-looking statements. Readers of this report should not rely solely on the forward-looking statements and should consider all uncertainties and risks throughout this report. The statements are representative only as of the date they are made, and we undertake no obligation to update any forward-looking statement.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. We face risks that are inherent in the businesses and the market places in which Harris Teeter and A&E operate. The following discussion sets forth certain risks and uncertainties that we believe could cause actual future results to differ materially from expected results. In addition to the factors discussed below, other factors that might cause our future financial performance to vary from that described in our forward-looking statements include: (i) changes in federal, state or local laws or regulations; (ii) cost and stability of energy sources; (iii) cost and availability of raw materials; (iv) management's ability to predict accurately the adequacy of the Company's present liquidity to meet future financial requirements;

(v) continued solvency of any third parties on leases the Company has guaranteed; (vi) management's ability to predict the required contributions to the pension plans of the Company; (vii) the Company's requirement to impair recorded goodwill or long-lived assets; (viii) changes in labor and employee benefit costs, such as increased health care and other insurance costs; (ix) ability to recruit, train and retain effective employees and management in both of the Company's operating subsidiaries; (x) the extent and speed of successful execution of strategic initiatives; (xi) volatility of financial and credit markets which would affect access to capital for the Company; and, (xii) unexpected outcomes of any legal proceedings arising in the normal course of business of the Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and also could cause actual results to differ materially from those included, contemplated or implied by the forward-looking statements made in this report, and the reader should not consider any of the above list of factors and the following discussion to be a complete set of all potential risks or uncertainties.

Risks Related to Harris Teeter

The Supermarket Industry is Highly Competitive

The supermarket industry is characterized by narrow profit margins and competes on value, location and service. Harris Teeter faces increased competitive pressure in all of its markets from existing competitors and from the threatened entry by one or more major new competitors. The number and type of competitors faced by Harris Teeter vary by location and include: traditional grocery retailers (both national and regional), discount retailers such as "supercenters" and "club and warehouse stores," specialty supermarkets, drug stores, dollar stores, convenience stores and restaurants. In addition, certain Harris Teeter supermarkets also compete with local video stores, florists, book stores and pharmacies. Aggressive supercenter expansion, increasing fragmentation of retail formats, entry of non-traditional competitors and market consolidation have further contributed to an increasingly competitive marketplace.

Additionally, increasingly competitive markets and economic uncertainty have made it difficult generally for grocery store operators to achieve comparable store sales gains. Because sales growth has been difficult to attain, Harris Teeter's competitors have attempted to maintain market share through increased levels of promotional activities and discount pricing, creating a more difficult environment in which to achieve consistent sales gains. Some of Harris Teeter's competitors have greater financial resources and could use these resources to take measures which could adversely affect Harris Teeter's competitive position. Accordingly, Harris Teeter's business, financial condition or results of operations could be adversely affected by competitive factors, including product mix and pricing changes which may be made in response to competition from existing or new competitors.

Harris Teeter's Expansion Plans Are Subject to Risk

Harris Teeter has spent, and intends to continue to spend, significant capital and management resources on the development and implementation of expansion and renovation plans. Harris Teeter's new store opening program has accelerated in recent years and involves expanding the company's Washington, D.C. metro market area which incorporates northern Virginia, the District of Columbia, southern Maryland and coastal Delaware. The successful implementation of Harris Teeter's renovation and expansion plans are subject to several factors including: the availability of new, suitable locations on reasonable commercial terms, or at all; the success of new stores, including those in new markets; management's ability to manage expansion, including the effect on sales at existing stores when a new store is opened nearby; the ability to secure any necessary financing; change in regional and national economic conditions; and increasing competition or changes in the competitive environment in Harris Teeter's markets.

Harris Teeter's new stores may initially operate at a loss, depending on factors such as prevailing competition and market position in the surrounding communities and the level of sales and profit margins in existing stores may not be duplicated in new stores. Pursuing a strategy of growth, renovation and expansion in light of current highly competitive industry conditions could lead to a near-term decline in earnings as a result of opening and operating a substantial number of new stores, particularly with respect to stores in markets where Harris Teeter does not have a significant presence. If Harris Teeter's expansion and renovation plans are unsuccessful, it could adversely affect Harris Teeter's cash flow, business and financial condition due to the significant amount of capital and management resources invested.

Food Safety Issues Could Result in a Loss of Consumer Confidence and Product Liability Claims

Harris Teeter could be adversely affected if consumers lose confidence in the safety and quality of the food supply chain. These concerns could cause shoppers to avoid purchasing certain products from Harris Teeter, or to seek alternative sources of supply for their food needs, even if the basis for the concern is not valid and/or is outside of the company's control. Adverse publicity about these types of concerns, whether or not valid, could discourage consumers from buying our products and any lost confidence on the part of our customers would be difficult and costly to reestablish. As such, any issue regarding the safety of any food items sold by Harris Teeter, regardless of the cause, could have a substantial and adverse effect on the company's operations.

Harris Teeter's Geographic Concentration May Expose it to Regional or Localized Downturns

Harris Teeter operates primarily in the southeastern United States, with a strong concentration in North Carolina, Virginia and South Carolina. As a result, Harris Teeter's business is more susceptible to regional factors than the operations of more geographically diversified competitors. These factors include, among others, changes in the economy, weather conditions, demographics and population. Although the southeast region has experienced economic and demographic growth in the past, a significant economic downturn in the region could have a material adverse effect on Harris Teeter's business, financial condition or results of operations.

The Ownership and Development of Real Estate May Subject Harris Teeter to Environmental Liability

Under applicable environmental laws, as an owner or developer of real estate, Harris Teeter may be responsible for remediation of environmental conditions that may be discovered and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to Harris Teeter supermarkets and other buildings and the land on which those buildings are situated, whether the properties are leased or owned, and whether such environmental conditions, if in existence, were created by Harris Teeter or by a prior owner or tenant. The discovery of contamination from hazardous or toxic substances, or the failure to properly remediate such contaminated property, may adversely affect Harris Teeter's ability to sell or rent real property or to borrow using real property as collateral. Liabilities or costs resulting from noncompliance with current or future applicable environmental laws or other claims relating to environmental matters could have a material adverse effect on Harris Teeter's business, financial condition or results of operations.

Harris Teeter's Information Technology Systems Are Subject to Risk

Harris Teeter's business is increasingly dependent on information technology systems that are complex and vital to continuing operations. If Harris Teeter were to experience difficulties maintaining existing systems or implementing new systems, it could incur significant losses due to disruptions in our operations. Additionally, these systems contain valuable proprietary and financial data, as well as debit and credit card cardholder data, and a breach could have an adverse effect on Harris Teeter.

Risks Related to A&E

A&E Operates in a Competitive Global Industry

A&E competes on a global basis with a large number of manufacturers in the highly competitive sewing thread, embroidery thread and technical textile industries. Maintaining A&E's competitive position may require substantial investments in product development efforts, manufacturing facilities, distribution network and sales and marketing activities. Competitive pressures may also result in decreased demand for A&E's products or force A&E to lower its prices. Other generally adverse economic and industry conditions, including a decline in consumer demand for apparel products, could have a material adverse effect on A&E's business.

A&E May Not Succeed at Integrating Its Acquisitions

In recent years, A&E has expanded its foreign production and distribution capacity by acquiring other manufacturers, entering into joint ventures or starting new businesses. Management expects A&E to continue this activity and expand foreign production and distribution operations through acquisitions, joint ventures or new

start-up operations. The process of combining these acquisitions with A&E's existing businesses involves risks. A&E will face challenges in consolidating functions, integrating organizations, procedures, operations and product lines in a timely and efficient manner and retaining key personnel. Failure to successfully manage and integrate acquisitions, joint ventures or new start-up businesses could lead to the potential loss of customers, the potential loss of employees who may be vital to the new operations, the potential loss of business opportunities or other adverse consequences that could affect A&E's financial condition and results of operations. Even if integration occurs successfully, failure of future acquisitions to achieve levels of anticipated sales growth, profitability or productivity may adversely impact A&E's financial condition and results of operations. Additionally, expansions involving foreign markets may present other complexities that may require additional attention from members of management. The diversion of management attention and any difficulties encountered in the transition and integration process could have a material adverse effect on A&E's revenues, level of expenses and operating results.

A&E Has Substantial International Operations

In fiscal 2010, approximately 54% of A&E's net sales and a large portion of A&E's production occurred outside the United States, primarily in Europe, Latin America and Asia. A&E's corporate strategy includes the expansion and growth of its international business on a worldwide basis, with an emphasis on Asia. As a result, A&E's operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, changing political conditions and governmental restrictions and regulations. A&E's foreign operations also subjects A&E to the risks inherent in currency translations. A&E's global operations make it impossible to eliminate completely all foreign currency translation risks and its impact on A&E's financial results.

A&E Has Raw Material Price Volatility

The significant price volatility of many of A&E's raw materials may result in increased production costs, which A&E may not be able to pass on to its customers. A significant portion of the raw materials A&E uses in manufacturing thread and technical textiles are petroleum-based. The prices for petroleum and petroleum-related products are volatile. While A&E at times in the past has been able to increase product prices due to raw material increases, A&E generally is not able to immediately raise product prices and may be unable to completely pass on underlying cost increases to its customers. Additional raw material and energy cost increases that A&E is not able to fully pass on to customers or the loss of a large number of customers to competitors as a result of price increases could have a material adverse effect on its business, financial condition, results of operations or cash flows.

Other Risks

Narrow Profit Margins may Adversely Affect the Company's Business

Profit margins in the supermarket and thread industries are very narrow. In order to increase or maintain the Company's profit margins, strategies are used to reduce costs, such as productivity improvements, shrink reduction, distribution efficiencies, energy efficiency programs and other similar strategies. Changes in product mix also may negatively affect certain financial measures. If the Company is unable to achieve forecasted cost reductions there may be an adverse effect on the Company's business.

Our Self-Insurance Reserves are Subject to Variability and Unpredictable External Factors

As discussed in more detail below in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Self-insurance Reserves for Workers' Compensation, Healthcare and General Liability," the Company is primarily self-insured for most U.S. workers' compensation claims, healthcare claims and general liability and automotive liability losses. Accordingly, the Company determines the estimated reserve required for claims in each accounting period, which requires that management determine estimates of the costs of claims incurred and accrue for such expenses in the period in which the claims are incurred. The liabilities that have been recorded for these claims represent our best estimate of the ultimate obligations for reported claims plus those incurred but not reported. Changes in legal trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, and changes in discount rates could all affect ultimate settlements of claims or the assumptions

underlying our liability estimates, which could cause a material change for our self-insurance liability reserves and impact earnings.

The Company may Incur Increased Pension Expenses

The Company maintains certain retirement benefit plans for substantially all domestic full-time employees and a supplemental retirement benefit plan for certain selected officers of the Company and its subsidiaries, including a qualified pension plan which is a non-contributory, funded defined benefit plan and a non-qualified supplemental pension plan for executives, which is an unfunded defined benefit plan. The Company has frozen participation and benefit accruals under the Company – sponsored defined benefit plan effective September 30, 2005 for all participants, with certain transition benefits provided to those participants who had achieved specified age and service levels on December 31, 2005; however, at the end of fiscal 2010, the Company's pension plans had projected benefit obligations in excess of the fair value of plan assets. The amount of any increase or decrease in our required contributions to our pension plans will depend on government regulation, returns on plan assets and actuarial assumptions regarding our future funding obligations. For more information, see Note 14 to the Consolidated Financial Statements in Item 8 hereof.

Adverse Economic Conditions may Negatively Impact the Company's Operating Results

The increase in unemployment and loss of consumer confidence can alter the consumers' buying habits and demand for apparel products. In addition, consumers may decrease their purchases of more discretionary items and increase their purchase of lower cost food products. Adverse economic conditions in the financial markets, including the availability of financing, could also adversely affect the Company's operating results by increasing costs related to obtaining financing at acceptable rates and reduce our customers' liquidity position. These conditions could materially affect the Company's customers causing reductions or cancellations of existing sales orders and inhibit the Company's ability to collect receivables. In addition, the Company's suppliers may be unable to fulfill the Company's outstanding orders or could change credit terms that would negatively affect the Company's liquidity. All of these factors could adversely impact the Company's results of operations, financial condition and cash flows.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

The executive office of the Company is located in a leased space of a downtown office tower at 301 S. Tryon Street, Suite 1800, Charlotte, North Carolina, 28202.

Harris Teeter owns its principal offices near Charlotte, North Carolina, a 517,000 square foot distribution facility east of Charlotte, a 1,088,000 square foot distribution facility in Greensboro, North Carolina, and a 90,500 square foot dairy processing plant in High Point, North Carolina. Both distribution facilities contain dry grocery warehousing space and refrigerated storage for perishable goods. In addition, the Greensboro facility has frozen goods storage and a single pick facility for health and beauty care products and other general merchandise. Harris Teeter operates its retail stores primarily from leased properties. As of the end of fiscal 2010, Harris Teeter held title to the land and buildings of five of its supermarkets. The remaining supermarkets are either leased in their entirety or the building is owned and situated on leased land. In addition, Harris Teeter holds interest in properties that are under development for store sites. Harris Teeter's supermarkets range in size from approximately 16,200 square feet to 72,900 square feet, with an average size of approximately 47,800 square feet.

The following table sets forth selected statistics with respect to Harris Teeter stores for each of the last three fiscal years:

	2010	2009	2008
Stores Open at Period End	199	189	176
Average Weekly Net Sales Per Store*	$ 395,510	$ 405,356	$ 414,101
Average Square Footage Per Store at Period End	47,792	47,277	46,708
Average Square Footage Per New Store Opened During Period	50,312	51,698	48,330
Total Square Footage at Period End	9,510,688	8,935,271	8,220,583

* Computed on the basis of aggregate sales of stores open for a full year.

A&E's principal offices, five domestic manufacturing plants and one distribution center are all owned by A&E and are all located in North Carolina. Domestic manufacturing and related warehouse facilities have an aggregate of approximately 1,447,000 square feet of floor space. A&E has a domestic dyeing production capacity of approximately 27,000,000 pounds per year. Capacities are based on 168 hours of operations per week. In addition, A&E leases three distribution centers strategically located in its domestic markets with an aggregate of approximately 84,000 square feet of floor space.

Through consolidated subsidiaries, A&E also owns seven international manufacturing and/or distribution facilities with an aggregate of approximately 815,000 square feet of floor space. A&E also leases another 16 international manufacturing and/or distribution facilities with an aggregate of approximately 417,000 square feet of floor space. The foreign consolidated subsidiaries engaged in manufacturing have a dyeing production capacity of approximately 21,500,000 pounds per year. Capacities are based on 168 hours of operations per week. In addition to its consolidated subsidiaries, A&E also has minority interests in various joint ventures and a 50% ownership interest in a joint venture in China.

The Company believes its facilities and those of its operating subsidiaries are adequate for its current operations. However, additional or expanded facilities may be required in strategic regions to support growth in the future.

Item 3. ***Legal Proceedings***

The Company and its subsidiaries are involved in various legal matters from time to time in connection with their operations, including various lawsuits and patent and environmental matters. These matters considered in the aggregate have not had, nor does the Company expect them to have, a material effect on the Company's results of operations, financial position or cash flows.

Item 4. ***[Removed and Reserved]***

Item 4A. ***Executive Officers of the Registrant***

The following list contains the name, age, positions and offices held and period served in such positions or offices for each of the executive officers of the Registrant.

Thomas W. Dickson, age 55, is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, and has been Chairman of the Board of Directors since March 2006 and President and principal executive officer since February 1997. Prior to that time, he served as Executive Vice President of the Company from February 1996 to February 1997. Prior to that time, from February 1994 to February 1996 he served as President of, and from February 1991 to February 1994 he served as Executive Vice President of, the Company's wholly-owned subsidiary A&E.

John B. Woodlief, age 60, is the Vice President – Finance and Chief Financial Officer of the Company, and has been the Vice President – Finance and principal financial officer of the Company since November 1999. Prior to that time, he served as a partner in PricewaterhouseCoopers since 1998 and a partner in Price Waterhouse from 1985 to 1998. He served as Managing Partner of the Charlotte, North Carolina office of Price Waterhouse and PricewaterhouseCoopers from January of 1997 to June of 1999. He joined Price Waterhouse in 1972.

Frederick J. Morganthall, II, age 59, was elected President of the Company's wholly-owned subsidiary Harris Teeter on October 30, 1997. Prior to that time, and beginning in October 1996, he served as Executive Vice President of Harris Teeter. He was also Harris Teeter's Senior Vice President of Operations from October 1995 to October 1996, Vice President of Operations from April 1994 to October 1995 and Vice President of Sales and Distribution from October 1992 to April 1994.

Fred A. Jackson, age 60, has been President of A&E since August 1996. Prior to that time, and beginning in January 1996, he served as Executive Vice President of A&E. He was also A&E's Senior Vice President – Industrial Thread Sales from October 1993 to January 1996.

The executive officers of the Company and its subsidiaries are elected annually by their respective Boards of Directors. No executive officer has a family relationship as close as first cousin with any other executive officer, director or nominee for director.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

Information regarding the principal market for the Company's common stock (the "Common Stock"), number of shareholders of record, market price information per share of Common Stock and dividends declared per share of Common Stock for each quarterly period in fiscal 2010 and 2009 is set forth below.

The Common Stock is listed on the New York Stock Exchange. As of November 26, 2010, there were approximately 3,900 holders of record of Common Stock.

Quarterly Information

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2010				
Dividend Per Share	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Market Price Per Share				
High	29.60	32.57	38.16	37.90
Low	24.55	25.06	31.48	30.29
Fiscal 2009				
Dividend Per Share	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Market Price Per Share				
High	33.74	29.20	26.87	28.00
Low	23.81	18.86	22.00	21.77

The Company expects to continue paying dividends on a quarterly basis which is at the discretion of the Board of Directors and subject to legal and contractual requirements. Information regarding restrictions on the ability of the Company to pay cash dividends is set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources and Liquidity" in Item 7 hereof.

Comparison of Total Cumulative Shareholder Return for Five-Year Period Ending October 3, 2010

The following graph presents a comparison of the yearly percentage change in the Company's cumulative total shareholders' return on Common Stock with the (i) Standard & Poor's 500 Index, (ii) Standard & Poor's Midcap 400 Index, (iii) Standard & Poor's Food Retail Index, and (iv) Standard & Poor's Apparel, Accessories & Luxury Goods Index for the five-year period ended October 3, 2010.

Comparison of Five-Year Cumulative Total Return*
Among Ruddick Corporation and Certain Indices**



Ruddick Corporation
S&P 500
S&P Midcap 400
S&P Food Retail
S&P Apparel, Accessories & Luxury Goods

	Cumulative Total Return					
	9/30/05	9/30/06	9/30/07	9/30/08	9/30/09	9/30/10
Ruddick Corporation	100.00	115.10	150.52	147.61	123.48	163.41
S & P 500	100.00	110.79	129.01	100.66	93.70	103.22
S & P Midcap 400	100.00	106.56	126.55	105.44	102.16	120.33
S & P Food Retail	100.00	103.80	118.06	88.89	75.01	80.45
S & P Apparel, Accessories & Luxury Goods	100.00	112.99	129.19	88.58	92.30	114.76

* $100 invested on 9/30/05 in stock or index, including reinvestment of dividends.

** The Company utilizes two indices, rather than a single index, for its peer group comparison: Standard & Poor's Food Retail Index and Standard & Poor's Apparel, Accessories & Luxury Goods Index. The Company believes that the separate presentation of these indices more accurately corresponds to the Company's primary lines of business.

Issuer Purchases of Equity Securities

The following table summarizes the Company's purchases of its common stock during the quarter ended October 3, 2010.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
June 28, 2010 to August 1, 2010	-0-	n.a.	-0-	2,767,169
August 2, 2010 to August 29, 2010	-0-	n.a.	-0-	2,767,169
August 30, 2010 to October 3, 2010	-0-	n.a.	-0-	2,767,169
Total	-0-	n.a.	-0-	2,767,169

(1) In February 1996, the Company announced the adoption of a stock buyback program, authorizing, at management's discretion, the Company to purchase and retire up to 4,639,989 shares, 10% of the then-outstanding shares of the Company's common stock, for the purpose of preventing dilution as a result of the operation of the Company's comprehensive stock option and awards plans. The stock purchases are effected from time to time pursuant to this authorization. As of October 3, 2010, the Company had purchased and retired 1,872,820 shares under this authorization. No stock purchases were made during the quarter ended October 3, 2010. The stock buyback program has no set expiration or termination date.

Item 6. ***Selected Financial Data (dollars in thousands, except per share data)***

	2010	2009 (1)	2008	2007	2006
Net sales	$4,400,450	$4,077,822	$3,992,397	$3,639,208	$3,265,856
Operating profit	197,971	154,851	173,785	148,174	123,069
Net income	112,041	85,964	96,752	80,688	72,336
Net income per share					
Basic	2.32	1.79	2.02	1.69	1.53
Diluted	2.31	1.78	2.00	1.68	1.52
Dividend per share	0.48	0.48	0.48	0.44	0.44
Total assets	1,889,886	1,844,321	1,696,407	1,529,689	1,362,936
Long-term debt – including current portion	308,166	365,087	320,578	264,392	237,731
Stockholder's equity – Ruddick Corp.	892,449	811,590	823,159	736,250	670,517
Book value per share	18.25	16.72	17.05	15.30	14.10

Note: The Company's fiscal year ends on the Sunday nearest to September 30. Fiscal year 2010 includes the 53 weeks ended October 3, 2010. Fiscal years 2009, 2008, 2007 and 2006 includes the 52 weeks ended September 27, 2009, September 28, 2008, September 30, 2007 and October 1, 2006, respectively.

(1) Reference is made to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Goodwill and Long-Lived Asset Impairments" which describes the fiscal 2009 non-cash charges of $9,891,000 ($6,099,000 after tax benefits, or $0.13 per diluted share) for goodwill and long-lived asset impairments recorded by A&E.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements. We have based these forward-looking statements on our current plans, expectations and beliefs about future events. In light of the risks, uncertainties and assumptions discussed under Item 1A "Risk Factors" of this Annual Report on Form 10-K and other factors discussed in this section, there are risks that our actual experience will differ materially from the expectations and beliefs reflected in the forward-looking statements in this section and throughout this report. For more information regarding what constitutes a forward-looking statement, please refer to "Risk Factors" in Item 1A hereof.

Overview

The Company operates primarily in two business segments through two wholly owned subsidiaries: retail grocery (including related real estate and store development activities) – operated by Harris Teeter; and industrial sewing thread (textile primarily), including embroidery thread and technical textiles – operated by A&E. Harris Teeter is a regional supermarket chain operating primarily in the southeastern and mid-Atlantic United States, and the District of Columbia. A&E is a global manufacturer and distributor of sewing thread for the apparel and other markets, embroidery thread and technical textiles. The Company evaluates the performance of its two businesses utilizing various measures which are based on operating profit.

The economic environment has motivated changes in the consumption habits of the retail consumer which has impacted the financial results of both operating subsidiaries. Unprecedented economic uncertainty, tumultuous market conditions and reduced levels of consumer confidence have created a more cautious consumer and increased the competitive environment in Harris Teeter's primary markets. Harris Teeter competes with other traditional grocery retailers, as well as other retail outlets including, but not limited to, discount retailers such as "neighborhood or supercenters" and "club and warehouse stores," specialty supermarkets and drug stores. Generally, Harris Teeter's markets continue to experience new store opening activity and increased feature pricing or everyday low prices by competitors. Harris Teeter utilizes information gathered from various sources, including its Very Important Customer ("VIC") loyalty card program, and works with suppliers to deliver effective retail pricing and targeted promotional spending programs that drive customer traffic and create value for Harris Teeter customers. In addition, Harris Teeter differentiates itself from its competitors with its product selection, assortment and variety, and its focus on customer service.

Harris Teeter has continued with its planned new store development program and has opened 13 new stores and closed 3 stores for a net of 10 additional stores during fiscal 2010. During fiscal 2009, Harris Teeter opened 15 new stores and closed 2 stores for a net of 13 additional stores, and during fiscal 2008, Harris Teeter opened 15 new stores and closed 3 stores for a net of 12 additional stores. Much of Harris Teeter's new store growth is focused on expanding its Washington, D.C. metro market area which incorporates northern Virginia, the District of Columbia, southern Maryland and coastal Delaware.

Business conditions for A&E's customers were also negatively impacted by the turbulent economic conditions of fiscal 2009. However, during fiscal 2010, A&E's customers in the retail apparel and non-apparel sectors realized a rebound in retail sales which resulted in increased sales for A&E. Even though A&E's sales for fiscal 2010 improved significantly over fiscal 2009, they were still below the levels achieved in fiscal 2008. A&E's strategic plans continue to include expanding its operations in the Asian markets and the expansion of product lines beyond apparel sewing thread.

A&E's growth in China, India and other Asian markets has been accomplished through additional investments in its wholly owned subsidiaries by way of capital expenditures and through strategic joint ventures. In fiscal 2003, A&E entered into a joint venture in China resulting in a 50% ownership interest in Huamei Thread Company Limited, which is one of the largest thread producers in the China market. During fiscal 2005, A&E acquired an 80% ownership interest in Jimei Spinning Company Limited (a thread yarn spinning company located in China) and increased its ownership interest in Hengmei Spinning Company Limited (another thread yarn spinning company in China) from 60% to 80%. During the third quarter of fiscal 2008, A&E entered into a joint venture with Vardhman Textiles Limited in India ("Vardhman") to manufacture, distribute and sell sewing thread for industrial and consumer markets within India and for export markets. During the first quarter of fiscal 2009, A&E exercised its option to

purchase an additional 14% ownership interest in Vardhman under the terms of the original joint venture agreement, which increased A&E's total ownership interest in Vardhman to 49%. A&E continues to transform its business to be more Asian centric, which is in line with the global shifting of A&E's customer base.

A&E also expanded its global presence through new joint venture agreements and increased ownership of existing joint venture arrangements. During fiscal 2005, A&E entered into a joint venture in Brazil resulting in a 30% ownership interest in Linhas Bonfio S.A ("Linhas"). During fiscal 2009, A&E acquired an additional 13% ownership interest in Linhas, which increased A&E's total ownership interest in Linhas to 43%. During fiscal 2010, A&E increased its ownership interest in Hilos A&E Dominicana, Ltd. from 51% to 63% and obtained the remaining 20% ownership interest in its two joint ventures in South Africa.

A&E's fiscal 2004 acquisition of certain assets and the U.S. business of Synthetic Thread Company, Inc. provided A&E with an entry into the technical textiles market. A&E expanded its customer base and product line offerings in the technical textiles arena by acquiring certain assets and the U.S. business of Ludlow Textiles Company, Inc. in fiscal 2005. Further diversification was achieved in fiscal 2005 by A&E's acquisition of certain assets and the business of Robison-Anton Textile Co., a U.S. producer of high-quality embroidery threads. The sale of non-apparel threads and yarns resulting from these acquisitions has partially offset sales declines in the U.S. resulting from the shifting of apparel manufacturing. In fiscal 2006, A&E expanded its production and distribution of non-apparel products through the acquisition of TSP Tovarna Sukancev in Trakov d.d. ("TSP") located in Maribor, Slovenia. A&E continues to expand the manufacturing and distribution of non-apparel products throughout its global operations.

A&E continues to face increased operating costs and highly competitive pricing in its markets. Management at A&E intends to continue to reduce expenses at its U.S. operations and certain foreign operations, and focus on its strategic plans to become more Asian centric.

Results of Operations

Goodwill and Long-Lived Asset Impairments

The deterioration of the economic environment during fiscal 2009, particularly with respect to A&E's customers in the retail apparel and non-apparel markets, caused management to lower the expected future cash flows of A&E's U.S. operating segment during the Company's annual strategic planning process. Based on the revised expectations, A&E was required to perform an interim test for goodwill impairment and, as a result, recorded non-cash impairment charges related to its U.S. operating segment during the third quarter of fiscal 2009. Impairment charges included the write-off of all of the goodwill associated with its U.S. acquisitions previously made in 1995 and 1996 and the write-down of certain long-lived assets of its U.S. operating segment. During fiscal 2009, A&E wrote off $7,654,000 of goodwill and wrote down certain long-lived assets of its U.S. operating segment by $2,237,000. A&E also recorded tax benefits of $3,792,000 related to the impairment charges. An annual impairment review was conducted in the first quarter of fiscal 2010, resulting in no goodwill impairment charge being required as the fair value exceeded the carrying value.

Consolidated Overview

The following table sets forth the operating profit components by each of the Company's operating segments and for the holding company ("Corporate") for the 53 weeks ended October 3, 2010 (fiscal 2010), and the 52 weeks ended September 27, 2009 (fiscal 2009) and September 28, 2008 (fiscal 2008). The table also sets forth each of the segment's net income components as a percent to total net sales and the percentage increase or decrease of such components over the prior year (in thousands):

	Fiscal 2010		Fiscal 2009		Fiscal 2008		% Inc. (Dec.)	
		% to Sales		% to Sales		% to Sales	10 vs 09	09 vs 08
Net Sales								
Harris Teeter	$4,099,353	93.2	$3,827,005	93.8	$3,664,804	91.8	7.1	4.4
A&E	301,097	6.8	250,817	6.2	327,593	8.2	20.0	(23.4)
Total	$4,400,450	100.0	$4,077,822	100.0	$3,992,397	100.0	7.9	2.1
Gross Profit								
Harris Teeter	$1,227,446	27.89	$1,169,441	28.68	$1,138,857	28.53	5.0	2.7
A&E	72,412	1.65	47,916	1.17	69,590	1.74	51.1	(31.1)
Total	1,299,858	29.54	1,217,357	29.85	1,208,447	30.27	6.8	0.7
SG&A Expenses								
Harris Teeter	1,045,860	23.77	993,850	24.37	961,092	24.08	5.2	3.4
A&E	52,907	1.20	52,646	1.29	67,262	1.68	0.5	(21.7)
Corporate	3,120	0.07	6,119	0.15	6,308	0.16	(49.0)	(3.0)
Total	1,101,887	25.04	1,052,615	25.81	1,034,662	25.92	4.7	1.7
Impairment Charges – A&E								
Goodwill	—	—	7,654	0.19	—	—	n.m.	n.m.
Long-Lived Assets	—	—	2,237	0.05	—	—	n.m.	n.m.
Total	—	—	9,891	0.24	—	—	n.m.	n.m.
Operating Profit (Loss)								
Harris Teeter	181,586	4.13	175,591	4.31	177,765	4.45	3.4	(1.2)
A&E	19,505	0.44	(14,621)	(0.36)	2,328	0.06	n.m.	n.m.
Corporate	(3,120)	(0.07)	(6,119)	(0.15)	(6,308)	(0.16)	(49.0)	(3.0)
Total	197,971	4.50	154,851	3.80	173,785	4.35	27.8	(10.9)
Other Expense, net	19,566	0.45	16,068	0.40	19,190	0.48	21.8	(16.3)
Income Tax Expense	65,297	1.48	52,225	1.28	57,359	1.44	25.0	(9.0)
Net Earnings	113,108	2.57	86,558	2.12	97,236	2.43	30.7	(11.0)
Less: Net Earnings Attributable to the Noncontrolling Interest	1,067	0.02	594	0.01	484	0.01	79.8	22.7
Net Earnings Attributable to Ruddick Corporation	$ 112,041	2.55	$ 85,964	2.11	$ 96,752	2.42	30.3	(11.1)

n.m. – not meaningful

Consolidated net sales increased 7.9% in fiscal 2010 and 2.1% in fiscal 2009 when compared to prior years. The fiscal 2010 increase was attributable to sales improvements at both Harris Teeter and A&E, and an extra week of operations in fiscal 2010. The fiscal 2009 increase resulted from sales improvements at Harris Teeter that were partially offset by sales declines at A&E. Foreign sales for fiscal 2010 represented 3.7% of the consolidated sales of the Company, compared to 3.4% for fiscal 2009 and 4.6% for fiscal 2008. Refer to the discussion of segment operations under the captions "Harris Teeter, Retail Grocery Segment" and "American & Efird, Industrial Thread Segment" for a further analysis of the segment operating results.

The gross profit increase for fiscal 2010 over fiscal 2009 was driven by strong gross profit performance at Harris Teeter and significant gross profit improvement at A&E. The gross profit increase for fiscal 2009 was driven by increased gross profit at Harris Teeter that was offset, in part, by a gross profit decline at A&E when compared to fiscal 2008. Refer to the discussion of segment operations under the captions "Harris Teeter, Retail Grocery Segment" and "American & Efird, Industrial Thread Segment" for a further analysis of the segment operating results.

Consolidated selling, general & administrative ("SG&A") expenses increased in fiscal 2010, when compared to fiscal 2009 and fiscal 2008 as a result of the increased operating costs at Harris Teeter driven by store expansion; however, SG&A expenses as a percent to sales decreased in the comparative periods. The decrease in the SG&A margin resulted from: decreased operating costs at A&E since fiscal 2008; Harris Teeter's continued emphasis on operational efficiencies and cost controls; the leverage created through sales gains that apply against fixed costs; and, pre-tax gains of $3.9 million recorded by Corporate during fiscal 2010 in connection with the exchange of the Company's corporate aircraft. Refer to the discussion of segment operations under the caption "Harris Teeter, Retail Grocery Segment" and "American & Efird, Industrial Thread Segment" for a further analysis of the segment operating results.

As discussed previously, A&E recorded non-cash impairment charges of $9,891,000 related to its U.S. operating unit during fiscal 2009. The related income tax benefit of these charges amounted to $3,792,000, resulting in a net reduction to earnings of $6,099,000. Refer to the discussion of segment operations under the caption "American & Efird, Industrial Thread Segment" for a further analysis of the segment operating results.

Net other expenses include interest expense, interest income and investment gains and losses. Net interest expense (interest expense less interest income) increased $3.1 million in fiscal 2010 from fiscal 2009 primarily as a result of increased interest associated with capital leases recorded at Harris Teeter. Net interest expense decreased $2.3 million in fiscal 2009 from fiscal 2008, as a result of lower average interest rates on outstanding debt balances. Average outstanding debt balances increased between fiscal 2008 and fiscal 2009 because of increased borrowings under the Company's credit facility and new capital leases entered into in support of Harris Teeter's new store development program.

The effective consolidated income tax rate for fiscal 2010 was 36.6% as compared to 37.6% for fiscal 2009 and 37.1% for fiscal 2008. Income tax expense for fiscal 2010 included a benefit of approximately $870,000 for A&E's write-off of worthless stock in two foreign subsidiaries. As previously disclosed, income tax expense for fiscal 2009 included the removal of $1.6 million of valuation allowances associated with foreign tax credits and adjustments made for an increase in the Company's state income taxes. Income tax expense for fiscal 2008 included refund claims related to prior years of approximately $2.4 million associated with A&E's foreign operations.

As a result of the items discussed above (including the extra week of operations in fiscal 2010), fiscal 2010 consolidated net earnings attributable to the Company increased by $26.1 million, or 30.3%, over fiscal 2009 and net earnings per diluted share increased by 29.8% to $2.31 per share in fiscal 2010 from $1.78 per share in fiscal 2009. Fiscal 2009 consolidated net earnings attributable to the Company decreased by $10.8 million, or 11.1%, over fiscal 2008 and net earnings per diluted share decreased by 11.0% to $1.78 per share in fiscal 2009 from $2.00 per share in fiscal 2008. The non-cash impairment charges recorded by A&E during fiscal 2009 reduced consolidated net earnings by $6.1 million, or $0.13 per diluted share.

Harris Teeter, Retail Grocery Segment

The following table sets forth the consolidated operating profit components for the Company's Harris Teeter supermarket subsidiary for the 53 weeks of fiscal 2010 and the 52 weeks of fiscal years 2009 and 2008. The table also sets forth the percent to sales and the percentage increase or decrease over the prior year (in thousands):

	Fiscal 2010		Fiscal 2009		Fiscal 2008		% Inc. (Dec.)	
		% to Sales		% to Sales		% to Sales	10 vs 09	09 vs 08
Net Sales	$4,099,353	100.00	$3,827,005	100.00	$3,664,804	100.00	7.1	4.4
Cost of Sales	2,871,907	70.06	2,657,564	69.44	2,525,947	68.92	8.1	5.2
Gross Profit	1,227,446	29.94	1,169,441	30.56	1,138,857	31.08	5.0	2.7
SG&A Expenses	1,045,860	25.51	993,850	25.97	961,092	26.23	5.2	3.4
Operating Profit	$ 181,586	4.43	$ 175,591	4.59	$ 177,765	4.85	3.4	(1.2)

Sales increased 7.1% in fiscal 2010 over fiscal 2009 and 4.4% in fiscal 2009 over fiscal 2008. The increase in sales in fiscal 2010 was attributable to sales from incremental new stores and an extra week of operations. The additional week accounted for approximately 2.0% of the fiscal 2010 sales increase. The increase in sales in fiscal 2009 was attributable to sales from incremental new stores. The sales increases in fiscal 2010 and fiscal 2009 were partially offset by comparable store sales declines in the comparative periods. During fiscal 2010, Harris Teeter opened 13 new stores (2 of which replaced existing stores) and closed 3 stores, for a net addition of 10 stores. During fiscal 2009, Harris Teeter opened 15 new stores (2 of which replaced existing stores) and closed 2 stores, for a net addition of 13 stores. During fiscal 2008, Harris Teeter opened 15 new stores (2 of which replaced existing stores) and closed 3 stores, for a net addition of 12 stores. The increase in sales from new stores exceeded the loss of sales from closed stores by $238.2 million in fiscal 2010, $225.4 million in fiscal 2009 and $275.7 million in fiscal 2008. Comparable store sales (see definition below) decreased by 1.10% ($42.0 million) in fiscal 2010, decreased by 1.49% ($53.1 million) in fiscal 2009, and increased by 2.86% ($91.3 million) in fiscal 2008. Comparable store sales have been negatively impacted by retail price deflation and, to some extent, the cannibalization created by strategically opening stores in key major markets that have a close proximity to existing stores. Management believes that the strategy of opening additional Harris Teeter stores within close proximity to existing stores have a strategic benefit of enabling Harris Teeter to capture sales and expand market share as the markets it serves continue to grow. Comparable store sales have also been impacted by changes in the purchasing habits of the Harris Teeter customer. In these economic times, our customers are choosing lower priced products and reducing their purchases of more discretionary categories such as floral, tobacco, and certain general merchandise. Both the number of shopping visits and items sold increased during fiscal 2010; however, the value of the average basket was down in fiscal 2010 from fiscal 2009. During fiscal 2010, Harris Teeter experienced average increases in active households per comparable store (based on VIC data) of 1.29%, evidencing a continued growing customer base in those stores. Store brand unit penetration was 23.58% in fiscal 2010, a 43 basis point increase from fiscal 2009.

Harris Teeter considers its reporting of comparable store sales growth to be effective in determining core sales growth during periods of fluctuation in the number of stores in operation, their locations and their sizes. While there is no standard industry definition of "comparable store sales," Harris Teeter has been consistently applying the following definition. Comparable store sales are computed using corresponding calendar weeks to account for the occasional extra week included in a fiscal year. A new store must be in operation for 14 months before it enters into the calculation of comparable store sales. A closed store is removed from the calculation in the month in which its closure is announced. A new store opening within an approximate two-mile radius of an existing store that is to be closed upon the new store opening is included as a replacement store in the comparable store sales measurement as if it were the same store. Sales increases resulting from existing comparable stores that are expanded in size are included in the calculations of comparable store sales, if the store remains open during the construction period. Comparable store sales for fiscal 2010 was computed on a 53-week basis by adding an additional week of sales to fiscal 2009.

Gross profit as a percent to sales declined 62 basis points from fiscal 2009 to fiscal 2010 and declined 52 basis points from fiscal 2008 to fiscal 2009, as a result of additional promotional activity designed to provide more value to Harris Teeter's customers. Increased promotional activity which includes lowering the sales price on

selected items (price investment) reduced the gross profit margin by 71 basis points during fiscal 2010 and 72 basis points during fiscal 2009. The reduction in the gross profit margin in fiscal 2010 was offset, in part, by the annual LIFO adjustment. The reduction in fiscal 2009 was offset, in part, by the annual LIFO adjustment and management's emphasis on distribution and manufacturing cost controls and decreased fuel costs. The annual LIFO adjustment was a credit of $1.6 million (0.04% to sales) in fiscal 2010, a charge of $4.4 million (0.12% to sales) in fiscal 2009 and a charge of $8.8 million (0.24% to sales) in fiscal 2008. The LIFO adjustment during the comparable periods was driven by a decrease in annualized product cost inflation for those categories of inventory on the LIFO method of valuation. Distribution operating efficiencies, including lower fuel costs, accounted for a 10 basis point reduction in distribution costs during fiscal 2009.

SG&A expenses increased during fiscal 2010 and fiscal 2009 when compared to prior years, due to incremental store growth and its impact on associated operational costs such as labor, credit and debit card fees, rent and other occupancy costs. The increase in SG&A expenses (excluding advertising and support department costs) over the previous year for stores opened in fiscal 2010 accounted for $45.0 million of the $52.0 million increase in total SG&A expenses from fiscal 2009 to fiscal 2010. The increase in SG&A expenses (excluding advertising and support department costs) over the previous year for stores opened in fiscal 2009 ($38.2 million) exceeded the $32.8 million increase in total SG&A expenses from fiscal 2008 to fiscal 2009. SG&A expenses as a percent to sales decreased 46 basis points from fiscal 2009 to fiscal 2010 and decreased 26 basis points from fiscal 2008 to fiscal 2009, as a result of the leverage created through sales gains that apply against fixed costs, along with improved labor management and cost reductions in support departments. Even though store labor and associated benefit costs increased, as a result of Harris Teeter's new store growth, there was a 23 basis point reduction in these costs as a percent to sales from fiscal 2009 to fiscal 2010 and a 19 basis point reduction from fiscal 2008 to fiscal 2009. Reduced costs in advertising and support departments represented a 42 basis point reduction on a percent to sales basis between fiscal 2009 and 2010 and a 40 basis point reduction between fiscal 2008 and 2009. Included with SG&A expenses are pre-opening costs, which consist of pre-opening rent, labor and associated fringe benefits and recruiting and relocations costs incurred prior to a new store opening and amounted to $8.4 million (0.20% of sales) in fiscal 2010, $14.4 million (0.37% of sales) in fiscal 2009 and $15.4 million (0.42% of sales) in fiscal 2008. Pre-opening costs fluctuate between periods depending on the new store opening schedule and market location.

As a result of the sales and cost elements described above and one additional week of operations in fiscal 2010, operating profit increased 3.4% in fiscal 2010 from fiscal 2009, as compared to a 1.2% decline in operating profit from fiscal 2008 to fiscal 2009. Harris Teeter continues to invest within its core markets, which management believes have greater potential for improved returns on investment in the foreseeable future. Harris Teeter had 199 stores in operation at the end of fiscal 2010, compared to 189 stores at the end of fiscal 2009 and 176 stores at the end of fiscal 2008.

American & Efird, Industrial Thread Segment

The following table sets forth the consolidated operating profit components for the Company's A&E textile subsidiary for the 53 weeks of fiscal 2010 and the 52 weeks of fiscal years 2009 and 2008. The table also sets forth the percent to sales and the percentage increase or decrease over the prior year (in thousands):

	Fiscal 2010		Fiscal 2009		Fiscal 2008		% Inc. (Dec.)	
		% to Sales		% to Sales		% to Sales	10 vs 09	09 vs 08
Net Sales	$301,097	100.00	$250,817	100.00	$327,593	100.00	20.0	(23.4)
Cost of Sales	228,685	75.95	202,901	80.90	258,003	78.76	12.7	(21.4)
Gross Profit	72,412	24.05	47,916	19.10	69,590	21.24	51.1	(31.1)
SG&A Expenses	52,907	17.57	52,646	20.99	67,262	20.53	0.5	(21.7)
Goodwill Impairment	—	—	7,654	3.05	—	—	n.m.	n.m.
Long-Lived Asset Impairments	—	—	2,237	0.89	—	—	n.m.	n.m.
Operating (Loss) Profit	$ 19,505	6.48	$(14,621)	(5.83)	$ 2,328	0.71	n.m.	n.m.

Sales increased 20.0% in fiscal 2010 from fiscal 2009 and decreased 23.4% in fiscal 2009 from fiscal 2008. The fiscal 2010 increase was attributable to sales gains between the comparable fiscal years for the U.S. and all

foreign regions driven primarily by improvements in retail sales of apparel and non-apparel. The decrease in fiscal 2009 was driven primarily by sales declines for all regions between the comparable fiscal years as a result of the challenging economic conditions. Foreign sales accounted for approximately 54% of total A&E sales in fiscal 2010, as compared to 55% in both fiscal 2009 and fiscal 2008. Foreign sales, especially in the Asian markets, will continue to be a significant proportion of total A&E sales due to its customers continued shifting of the global production and A&E's strategy of increasing its presence in such global markets. A&E has been successful in supporting its customer base through the geographic shift and management remains committed to its strategic plans that is transforming A&E's business into an Asian-centric global supplier of sewing thread, embroidery thread and technical textiles.

Gross profit, and its percent to net sales, increased from fiscal 2009 to fiscal 2010, as a result of the cost reduction measures taken in fiscal 2009 and improved operating schedules at most of A&E's manufacturing facilities, created by increased sales and inventories being in line with sales volumes. Cost of sales for A&E's U.S. operations increased by $10.1 million from fiscal 2009 to fiscal 2010, and as a percent to sales, gross profit for the U.S. operations increased by 657 basis points. Cost of sales for A&E's foreign operations increased by $15.7 million between the comparable periods and as a percent to sales, gross profit for A&E's foreign operations increased by 354 basis points. Gross profit, and its percent to net sales, decreased during fiscal 2009 when compared to fiscal 2008, primarily as a result of weak sales and decreased levels of plant capacity utilization resulting in poor overhead absorption in the U.S. operations and certain other foreign operations. Cost of sales for A&E's U.S. operations declined by $21.5 million from fiscal 2008 to fiscal 2009 and as a percent to sales, gross profit for the U.S. operations decreased by 275 basis points. Cost of sales for A&E's foreign operations declined by $33.6 million from fiscal 2008 to fiscal 2009 and as a percent to sales, gross profit for A&E's foreign operations decreased by 170 basis points. As previously disclosed, fiscal 2009 gross profit was reduced by $300,000 for severance costs associated with the consolidation of one of A&E's manufacturing facilities in North Carolina into one of A&E's other North Carolina operations. Management continues to focus on optimizing costs in its domestic and certain foreign operations.

SG&A expenses remained relatively flat between fiscal 2009 to fiscal 2010: however, SG&A expenses as a percent to sales declined by 342 basis points. Fiscal 2010 SG&A expenses, excluding profit from non-consolidated subsidiaries, for A&E's U.S. operations increased by $1.2 million; however, these expenses as a percent to sales decreased by 379 basis points from fiscal 2009 to fiscal 2010. Fiscal 2010 SG&A expenses, excluding profit from non-consolidated subsidiaries, for A&E's foreign operations increased by $1.5 million; however, these expenses as a percent to sales decreased by 221 basis points from fiscal 2009 to fiscal 2010. Profit from non-consolidated subsidiaries increased by $2.4 million from fiscal 2009 to fiscal 2010, contributing to a 51 basis point reduction in the SG&A margin between the comparable periods. SG&A expenses decreased from fiscal 2008 to fiscal 2009, as a result of increased net profit from non-consolidated subsidiaries and A&E reducing expenses to more closely match the decline in sales volume; however SG&A expenses as a percent to sales increased primarily due to sales declining faster than the expense reductions achieved during fiscal 2009. SG&A expenses, excluding profit from non-consolidated subsidiaries, for A&E's U.S. operations declined by $6.7 million from fiscal 2008 to fiscal 2009 and as a percent to sales, the SG&A margin increased by 126 basis points. SG&A expenses, excluding profit from non-consolidated subsidiaries, for A&E's foreign operations declined by $6.9 million between the comparable periods and as a percent to sales, the SG&A margin increased by 100 basis points. Profit from non-consolidated subsidiaries increased by $1.0 million from fiscal 2008 to fiscal 2009, contributing to a 72 basis point reduction in the SG&A margin between fiscal 2008 and fiscal 2009. The increase in net profit from non-consolidated subsidiaries was driven primarily by A&E's investments in Vardhman during fiscal 2008 and 2009.

As previously disclosed, A&E recorded non-cash impairment charges during fiscal 2009 totaling $9.9 million related to its U.S. operating unit. Impairment charges included $7.7 million for the write-off of all of the goodwill associated with its U.S. acquisitions previously made in 1995 and 1996, and $2.2 million for the write-down of long-lived assets.

As a result of the sales and cost elements described above, A&E realized operating profit of $19.5 million for fiscal 2010, as compared to an operating loss of $14.6 million in fiscal 2009 and operating profit of $2.3 million in fiscal 2008. A&E's operating loss for fiscal 2009 was comprised of $9.9 million of impairment charges discussed above and $4.7 million of operating losses resulting from the challenging economic environment in many parts of the world and its impact on A&E's customers. Management at A&E intends to continue to focus on cost

containment and its strategic plans to become more Asian centric. A&E has made good progress in becoming more Asian centric through investments in various non-consolidated subsidiaries that have substantial sales and good operating results. A&E currently has over 60% of its total finishing production capacity located in Asia, including its joint ventures, which emphasizes A&E's progress toward its strategic plans.

Outlook

Harris Teeter's operating performance and the Company's strong financial position provides the flexibility to continue with Harris Teeter's store development program that includes new and replacement stores along with the remodeling and expansion of existing stores. During fiscal 2011, Harris Teeter plans to open 8 new stores (one of which will replace an existing store) and complete major remodels on 8 stores. The fiscal 2011 new store openings are currently scheduled for 2 in the first quarter, 3 in the second quarter, 1 in the third quarter and 2 in the fourth quarter which will result in a 4.1% increase in retail square footage as compared to a 6.4% increase in fiscal 2010. The decrease in planned new store openings from fiscal 2010 to fiscal 2011 reflects the Company's efforts, as previously initiated and disclosed, to delay new store openings during these challenging economic times. The annual number of new store openings in future years is expected to be similar to current plans for fiscal 2011. Management will continue to evaluate Harris Teeter's capital expenditures during these times of economic uncertainty and will adjust its strategic plan accordingly. In addition, Harris Teeter routinely evaluates its existing store operations in regards to its overall business strategy and from time to time will close or divest older or underperforming stores.

The new store program anticipates the continued expansion of Harris Teeter's existing markets, including the Washington, D.C. metro market area which incorporates northern Virginia, the District of Columbia, southern Maryland and coastal Delaware. Real estate development by its nature is both unpredictable and subject to external factors including weather, construction schedules and costs. Any change in the amount and timing of new store development would impact the expected capital expenditures, sales and operating results.

Startup costs associated with opening new stores under Harris Teeter's store development program can negatively impact operating margins and net income. In the current competitive environment, promotional costs to maintain market share could also negatively impact operating margins and net income in future periods. The continued execution of productivity initiatives implemented throughout all stores, maintaining controls over waste, implementation of operating efficiencies and effective merchandising strategies will dictate the pace at which Harris Teeter's operating results could improve, if at all.

A&E has been able to diversify its customer base, product mix and geographical locations through acquisitions and joint venture agreements completed in recent years. In addition, A&E continues to increase its investment in China and India to support the growth opportunities in these countries and to become more Asian centric. Although A&E has benefited from improved business conditions and the cost reduction measures taken in fiscal 2009, the economic environment for A&E's customers could worsen in the future. A&E management continues to focus on providing best-in-class service to its customers and expanding its product lines throughout A&E's global supply chain. In addition, management intends to continue to evaluate its structure to best position A&E to take advantage of opportunities available through its enhanced international operations.

On November 30, 2010, the Company closed on the sale of its interest in a foreign investment company. As a result of this transaction, the Company will record a pre-tax gain of approximately $19 million during the first quarter of fiscal 2011.

The Company's management remains cautious in its expectations for fiscal 2011 due to the current economic environment and its impact on the Company's customers. Harris Teeter will continue to refine its merchandising strategies to respond to the changing shopping demands and to maintain or increase its customer base. The retail grocery market remains intensely competitive and there is no assurance that the recent improvements in the textile and apparel industries will continue. Any operating improvement will be dependent on the Company's ability to increase Harris Teeter's market share, to continue to rationalize A&E's operations, to offset increased operating costs with additional operating efficiencies. and to effectively execute the Company's strategic expansion plans.

Capital Resources and Liquidity

The Company is a holding company which, through its wholly-owned operating subsidiaries, Harris Teeter and A&E, is engaged in the primary businesses of retail grocery and the manufacturing and distribution of industrial

thread, technical textiles and embroidery thread, respectively. The Company has no material independent operations, nor material assets, other than the investments in its operating subsidiaries, as well as certain property and equipment, cash equivalents and life insurance contracts to support corporate-wide operations and benefit programs. The Company provides a variety of services to its subsidiaries and is dependent upon income and associated cash flows from its operating subsidiaries.

The Company's principal source of liquidity has been cash generated from operating activities and borrowings available under the Company's credit facility. During fiscal 2010, the net cash provided by operating activities was $243.7 million, compared to $233.7 million during fiscal 2009 and $227.2 million during fiscal 2008. Investing activities during fiscal 2010 required net cash of $124.8 million, compared to $218.8 million during fiscal 2009 and $226.2 million during fiscal 2008. Historically, capital spending has been financed by cash provided by operating activities and supplemented with borrowings under the Company's credit facility. Financing activities for fiscal 2010 utilized $82.8 million of cash and included a repayment of $52.9 million of borrowings under the Company's credit facility. Financing activity also includes $29.3 million for the payment of dividends in fiscal 2010 (consisting of 5 quarterly payments), compared to $17.5 million in fiscal 2009 (consisting of 3 quarterly payments) and $23.2 million in fiscal 2008 (consisting of 4 quarterly payments).

During fiscal 2010, consolidated capital expenditures totaled $132.1 million. Harris Teeter capital expenditures were $106.7 million in fiscal 2010, compared to $206.7 million in fiscal 2009 and $192.2 million in fiscal 2008. A&E's capital expenditures were $3.9 million during fiscal 2010, compared to $2.5 million during fiscal 2009 and $7.3 million in fiscal 2008. Fiscal 2010 capital expenditures also included $21.5 million for the exchange of the corporate aircraft, which was partially offset by $14.4 million of proceeds from the sale of the old aircraft. In connection with the development of certain of its new stores, Harris Teeter invested an additional $21.3 million which was partially offset by $13.8 million received from property investment sales and partnership distributions during fiscal 2010. Also in fiscal 2010, A&E spent $0.3 million to acquire the noncontrolling interest in its joint ventures in South Africa and now has a 100% ownership interest. Fiscal 2011 consolidated capital expenditures are planned to total approximately $174 million, consisting of $165 million for Harris Teeter and $9 million for A&E. Harris Teeter anticipates that its investment in new store growth and store remodels will be concentrated in its existing markets in fiscal 2011 as well as the foreseeable future. A&E expects to mainly invest in the modernization of its global operations. Such capital investment is expected to be financed by internally generated funds, liquid assets and borrowings under the Company's credit facility. Management believes that the Company's revolving line of credit provides sufficient liquidity for what management expects the Company will require through the expiration of the line of credit in December 2012.

The Company's credit facility was entered into on December 20, 2007 with eleven banks and provides for a five-year revolving credit facility ("Revolving Credit Facility") in the aggregate amount of up to $350 million and a non-amortizing term loan of $100 million due December 20, 2012. The credit agreement also provides for an optional increase of the Revolving Credit Facility by an additional amount of up to $100 million and two 1-year maturity extension options, both of which require the consent of the lenders. The amount which may be borrowed from time to time and the interest rate on any outstanding borrowings are each dependent on a leverage factor. The leverage factor is based on a ratio of rent-adjusted consolidated funded debt divided by earnings before interest, taxes, depreciation, amortization and operating rents, as set forth in the credit agreement. The more significant of the financial covenants which the Company must meet during the term of the credit agreement include a maximum leverage ratio and a minimum fixed charge coverage ratio. As of October 3, 2010, the Company was in compliance with all financial covenants of the credit agreement and no borrowings were outstanding under the Revolving Credit Facility. Issued letters of credit reduce the amount available for borrowings under the Revolving Credit Facility and amounted to $23.7 million as of October 3, 2010. In addition to the $326.3 million of borrowings available under the Revolving Credit Facility as of October 3, 2010, the Company has the capacity to borrow up to an aggregate amount of $33.7 million from two major U.S. life insurance companies utilizing certain insurance assets as collateral. In the normal course of business, the Company will continue to evaluate other financing opportunities based on the Company's needs and market conditions.

Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. As of October 3, 2010, the amount of additional debt that could be incurred within the limitations of the most restrictive debt covenants exceeded the additional borrowings available under the Revolving

Credit Facility. As such, Management believes that the limit on indebtedness does not restrict the Company's ability to meet future liquidity requirements through borrowings available under the Company's Revolving Credit Facility, including any liquidity requirements expected in connection with the Company's expansion plans for the foreseeable future.

Contractual Obligations and Commercial Commitments

The Company has assumed various financial obligations and commitments in the normal course of its operations and financing activities. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements, such as debt and lease agreements. Management expects that cash provided by operations and other sources of liquidity, such as the Company's Revolving Credit Facility and new sources of financing available to the Company, will be sufficient to meet these obligations on a short and long-term basis. The following table represents the scheduled maturities of the Company's contractual obligations as of October 3, 2010 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt [1]	$ 271,199	$ 19,806	$120,810	$ 16,278	$ 114,305
Operating Leases [1] [2]	1,427,213	96,367	195,249	193,598	941,999
Capital Lease Obligations [1] [2]	192,381	10,675	21,396	21,473	138,837
Purchase Obligations – Fixed Assets	38,412	38,412	—	—	—
Purchase Obligations – Inventory	1,585	1,585	—	—	—
Purchase Obligations – Service Contracts/Other	94,217	31,376	39,826	23,015	—
Unrecognized Tax Liability [3]	5,222	1,338	3,884	—	—
Other Long-Term Liabilities [4]	13,224	1,600	3,115	2,682	5,827
Total Contractual Cash Obligations	$2,043,453	$201,159	$384,280	$257,046	$1,200,968

(1) For a more detailed description of the obligations see Notes 6 and 7 to the Consolidated Financial Statements in Item 8 hereof. Amounts represent total expected payments of principal and interest. Payment on variable interest debt is estimated using an interest rate of 2.2% applied to the outstanding balance.

(2) Represents the minimum rents payable and includes leases associated with closed stores. The obligations related to the closed store leases are discussed below. Amounts are not offset by expected sublease income and do not include various contingent liabilities associated with assigned leases as discussed below.

(3) For a more detailed description of the obligation refer to Note 12 to the Consolidated Financial Statements in Item 8 hereof. The timing of payment, if any, for the unrecognized tax liability is not certain. However, we believe that we could possibly be assessed on the tax issues within the next three years.

(4) Represents the projected cash payments associated with certain deferred compensation contracts. The net present value of these obligations is recorded by the Company and included with other long-term liabilities in the Company's consolidated balance sheets.

In connection with the closing of certain store locations, Harris Teeter has assigned leases to several sub-tenants with recourse. These leases expire over the next 11 years, and the future minimum lease payments of approximately $42.4 million, in the aggregate, over that future period have been assumed by these sub-tenants In the unlikely event, in management's opinion based on the current operations and credit worthiness of the assignees, that all such contingent obligations would be payable by Harris Teeter, the approximate aggregate amounts due by year would be as follows: $7.6 million in fiscal 2011 (22 stores), $7.1 million in fiscal 2012 (21 stores), $6.0 million in fiscal 2013 (16 stores), $5.1 million in fiscal 2014 (14 stores), $4.6 million in fiscal 2015 (10 stores) and $12.0 million in aggregate during all remaining years thereafter.

The Company utilizes various standby letters of credit and bonds as required from time to time by certain programs, most significantly for self-insured programs such as workers compensation and various casualty insurance. These letters of credit and bonds do not represent additional obligations of the Company since the

underlying liabilities are recorded as insurance reserves and included with other current liabilities on the Company's consolidated balance sheets. In addition, the Company occasionally utilizes documentary letters of credit for the purchase of merchandise in the normal course of business. Issued and outstanding letters of credit totaled $23.7 million at October 3, 2010.

Off Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, results of operations or cash flows.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, management's determination of estimates and judgments about the carrying values of assets and liabilities requires the exercise of judgment in the selection and application of assumptions based on various factors including historical experience, current and expected economic conditions and other factors believed to be reasonable under the circumstances. Actual results could differ from those estimates. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate.

Management has identified the following accounting policies as the most critical in the preparation of the Company's financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Vendor Rebates, Credits and Promotional Allowances

Consistent with standard practices in the retail industry, Harris Teeter receives allowances from vendors through a variety of programs and arrangements. Given the highly promotional nature of the retail supermarket industry, the allowances are generally intended to defray the costs of promotion, advertising and selling the vendor's products. Examples of such arrangements include, but are not limited to, promotional, markdown and rebate allowances; cooperative advertising funds; volume allowances; store opening discounts and support; and slotting, stocking and display allowances. The amount of such allowances may be determined on the basis of (1) a fixed dollar amount negotiated with the vendor, (2) an amount per unit purchased or as a percentage of total purchases from the vendor, or (3) amounts based on sales to the customer, number of stores, in-store displays or advertising. The proper recognition and timing of accounting for these items are significant to the reporting of the results of operations of the Company. The Company applies the authoritative guidance of the Securities and Exchange Commission's Staff Accounting Bulletin No. 104 ("SAB No. 104") – *Revenue Recognition*, Subtopic 605-50 of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), and other authoritative guidance as appropriate. Under SAB No. 104, revenue recognition requires, as a prerequisite, the completion of the earnings process and its realization or assurance of realizability. Vendor rebates, credits and other promotional allowances that relate to Harris Teeter's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, the recognition of which is determined in accordance with the underlying agreement with the vendor, the authoritative guidance and completion of the earning process. Portions of vendor allowances that are refundable to the vendor, in whole or in part, by the nature of the provisions of the contract are deferred from recognition until realization is reasonably assured.

Harris Teeter's practices are in accordance with ASC Subtopic 605-50 and are based on the premise that the accounting for these vendor allowances should follow the economic substance of the underlying transactions, which is evidenced by the agreement with the vendor as long as the allowance is distinguishable from the merchandise purchase. Consistent with this premise, Harris Teeter recognizes allowances when the purpose for which the vendor funds were intended and committed to be used has been fulfilled and a cost has been incurred by the retailer. Thus, it is the Company's policy to recognize the vendor allowance consistent with the timing of the recognition of the expense that the allowance is intended to reimburse and to determine the accounting classification consistent with

the economic substance of the underlying transaction. Where the Company provides an identifiable benefit or service to the vendor apart from the purchase of merchandise, that transaction is recorded separately. For example, co-operative advertising allowances are accounted for as a reduction of advertising expense in the period in which the advertising cost is incurred. If the advertising allowance exceeds the cost of advertising, then the excess is recorded against the cost of sales in the period in which the related expense is recognized.

There are numerous types of rebates and allowances in the retail industry. The Company's accounting practices with regard to some of the more typical arrangements are discussed as follows. Vendor allowances for price markdowns are credited to the cost of sales during the period in which the related markdown was taken and charged to the cost of sales. Slotting and stocking allowances received from a vendor to ensure that its products are carried or to introduce a new product at the Company's stores are recorded as a reduction of cost of sales over the period covered by the agreement with the vendor based on the estimated inventory turns of the merchandise to which the allowance applies. Display allowances are recognized as a reduction of cost of sales in the period earned in accordance with the vendor agreement based on the estimated inventory turns of the merchandise to which the allowance applies. Volume rebates by the vendor in the form of a reduction of the purchase price of the merchandise reduce the cost of sales when the related merchandise is sold. Generally, volume rebates under a structured purchase program with allowances awarded based on the level of purchases are recognized, when realization is assured, as a reduction in the cost of sales in the appropriate monthly period based on the actual level of purchases in the period relative to the total purchase commitment and adjusted for the estimated inventory turns of the merchandise. Some of these typical vendor rebate, credit and promotional allowance arrangements require that the Company make assumptions and judgments regarding, for example, the likelihood of attaining specified levels of purchases or selling specified volumes of products, the duration of carrying a specified product and the estimation of inventory turns. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate.

Inventory Valuation

The inventories of the Company's operating subsidiaries are valued at the lower of cost or market with the cost of substantially all domestic U.S. inventories being determined using the last-in, first-out (LIFO) method. Foreign inventories and limited categories of domestic inventories are valued on the weighted average and on the first-in, first-out (FIFO) cost methods. LIFO assumes that the last costs in are the ones that should be used to measure the cost of goods sold, leaving the earlier costs residing in the ending inventory valuation. The Company uses the "link chain" method of computing dollar value LIFO whereby the base year values of beginning and ending inventories are determined using a cumulative price index. The Company generates an estimated internal index to "link" current costs to the original costs of the base years in which the Company adopted LIFO. The Company's determination of the LIFO index is driven by the change in current year costs, as well as the change in inventory quantities on hand. Under the LIFO valuation method at Harris Teeter, all retail store inventories are initially stated at estimated cost as calculated by the Retail Inventory Method (RIM). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Inherent in the RIM calculation are certain significant management judgments and estimates, including markups, markdowns, lost inventory (shrinkage) percentages and the purity and similarity of inventory sub-categories as to their relative inventory turns, gross margins and on hand quantities. These judgments and estimates significantly impact the ending inventory valuation at cost, as well as gross margin. Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying the inventory at the lower of cost or market. Management does not believe that the likelihood is significant that materially higher LIFO reserves are required given its current expectations of on-hand inventory quantities and costs.

The proper valuation of inventory also requires management to estimate the net realizable value of the Company's obsolete and slow-moving inventory at the end of each period. Management bases its net realizable values upon many factors including historical recovery rates, the aging of inventories on hand, the inventory movement of specific products and the current economic conditions. When management has determined inventory to be obsolete or slow moving, the inventory is reduced to its net realizable value by recording an obsolescence reserve. Given the Company's experiences in selling obsolete and slow-moving inventory, management believes that the amounts of the obsolescence reserves to the carrying values of its inventories are materially adequate.

With regard to the proper valuations of inventories, management reviews its judgments, assumptions and other relevant, significant factors on a routine basis and makes adjustments where the facts and circumstances dictate.

Self-insurance Reserves for Workers' Compensation, Healthcare and General Liability

The Company is primarily self-insured for most U.S. workers' compensation claims, healthcare claims and general liability and automotive liability losses. The Company has purchased insurance coverage in order to establish certain limits to its exposure on a per claim basis.

Actual U.S. workers' compensation claims, and general liability and automotive liability losses, are reported to the Company by third party administrators. The third party administrators also report initial estimates of related loss reserves. The open claims and initial loss reserves are subjected to examination by the Company's risk management and accounting management utilizing a consistent methodology which involves various assumptions, judgment and other factors. Such factors include but are not limited to the probability of settlement, the amount at which settlement can be achieved, the probable duration of the claim, the cost development pattern of the claim and the applicable cost development factor. The Company determines the estimated reserve required for U.S. worker compensation claims in each accounting period. This requires that management determine estimates of the costs of claims incurred and accrue for such expenses in the period in which the claims are incurred. The Company measures the liabilities associated with claims for workers' compensation, general liability and automotive liability at Harris Teeter through the use of actuarial methods to project an estimate of ultimate cost for claims incurred. The estimated cost for claims incurred are discounted to present values using a discount rate representing a return on high-quality fixed income securities with an average maturity equal to the average payout of the related liability. Harris Teeter liabilities represent approximately 96% of the total Company self-insurance reserves for workers compensation, general liability and automotive liability claims. For liabilities associated with A&E's workers' compensation, general liability and automotive liability claims, management estimates the ultimate cost for claims incurred based on actual claims, reviewed for the status and probabilities associated with potential settlement and then adjusts them by development factors from published insurance industry sources. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate. Management does not believe the likelihood is significant that existing worker compensation claims, general liability claims and automotive liability claims will be settled for materially higher amounts than those accrued.

The variety of healthcare plans available to employees are primarily self-insured. The Company records an accrual for the estimated amount of self-insured healthcare claims incurred but not reported using an actuarial method of applying a development factor to the reported claims amount. The most significant factors which impact on the determination of the required accrual are the historical pattern of the timeliness of claims processing, changes in the nature or types of benefit plans, changes in the plan benefit designs, employer-employee cost sharing factors, and medical trends and inflation. Historical experience and industry trends are continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances. The Company believes that the total healthcare cost accruals are reasonable and adequate to cover future payments on incurred claims.

Impairment of Long-lived Assets and Closed Store Obligations

The Company assesses its long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net non-discounted cash flows expected to be generated by the asset. An impairment loss is recognized for any excess of net book value over the estimated fair value of the asset impaired. The fair value is estimated based on expected future cash flows.

The value of property and equipment associated with closed stores and facilities is adjusted to reflect recoverable values based on the Company's prior history of disposing of similar assets and current economic conditions. Management continually reviews its fair value estimates and records impairment charges for assets held for sale when management determines, based on new information which it believes to be reliable, that such charges are appropriate.

The results of impairment tests are subject to management's estimates and assumptions of projected cash flows and operating results. The Company believes that, based on current estimates and assumptions of projected cash

flows, materially different reported results are not likely to result from long-lived asset impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

The Company records liabilities for closed stores that are under long-term lease agreements. The liability represents an estimate of the present value of the remaining non-cancelable lease payments after the anticipated closing date, net of estimated subtenant income. The closed store liabilities usually are paid over the lease terms associated with the closed stores, unless settled earlier. Harris Teeter management estimates the subtenant income and future cash flows based on its historical experience and knowledge of (1) the market in which the store is located, (2) the results of its previous efforts to dispose of similar assets and (3) the existing economic conditions. The actual cost of disposition for these leases is affected by specific real estate markets, inflation rates and general economic conditions and may differ significantly from those assumed and estimated.

Store closings generally are completed within one year after the decision to close. Adjustments to closed store liabilities primarily relate to changes in subtenants and actual costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess store closing liability remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined. The Company constantly reviews the relevant, significant factors used in its estimates and makes adjustments where the facts and circumstances dictate.

Retirement Plans and Post-Retirement Benefit Plans

The Company maintains certain retirement benefit plans for substantially all domestic full-time employees and supplemental retirement benefit plans for certain selected directors and officers of the Company and its subsidiaries. Employees in foreign subsidiaries participate to varying degrees in local pension plans, which, in the aggregate, are not significant. The qualified pension plan is a non-contributory, funded defined benefit plan, while the non-qualified supplemental retirement benefit plans are unfunded, defined benefit plans. The Company's current funding policy for its qualified pension plan is to contribute annually an amount in excess of the contributions required by regulatory authorities to meet minimum funding requirements, as determined by its actuaries to be effective in increasing the funding ratios and reducing the volatility of future contributions.

The Company has certain deferred compensation arrangements which allow or allowed in prior years its directors, officers and selected key management personnel to forego the receipt of earned compensation for specified periods of time. The Company may also, from time to time, make discretionary annual contributions into the Director Deferral Plan on behalf of its outside directors. These plans are unfunded. The Company utilizes a rabbi trust to hold assets set aside to pay the respective liabilities of these plans. For further disclosures regarding the Company's pension and deferred compensation plans, see the Note 14 to the Consolidated Financial Statements in Item 8 hereof.

The Company maintains a post-retirement healthcare plan for retirees whose sum of age and years of service equal at least 75 at retirement. The plan continues coverage from early retirement date until the earlier date of eligibility for Medicare or any other employer's medical plan. The Company requires that the retiree pay the estimated full cost of the coverage. The Company also provides a $5,000 post-retirement mortality benefit to a small number of retirees under a prior plan. The obligations and expenses associated with each of these benefit plans are not material.

The determination of the Company's obligation and expense for pension, deferred compensation and other post-retirement benefits is dependent on certain assumptions selected by management and used by the Company and its actuaries in calculating such amounts. The more significant of those assumptions applicable to the qualified pension plan include the discount rate, the expected long-term rate of return on plan assets, the rates of increase in future compensation and the rates of future employee turnover. Those assumptions also apply to determinations of the obligations and expense of the following plans, except as noted: (1) supplemental pension – no funded assets to be measured, and (2) deferred compensation arrangement and post-retirement mortality benefit – no funded assets to be measured and no dependency on future rates of compensation or turnover. In accordance with generally accepted accounting principles, actual results that differ from management's assumptions are accumulated and amortized over future periods and, therefore, generally affect the Company's recognized expense and recorded

obligation in such future periods. While management believes that its selections of values for the various assumptions are appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect pension and other post-retirement obligations and future expense.

Recent Accounting Standards

In June 2009, the FASB issued an update to its authoritative literature for the consolidation of variable interest entities ("VIE"). The guidance is incorporated in ASC Topic 810 and requires reporting entities to evaluate former qualifying special purpose entities for consolidation, changes the approach to determining a VIE's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. The new guidance also requires additional year-end and interim disclosures. The updated standards become effective for the Company's 2011 fiscal year beginning on October 4, 2010. Based upon preliminary evaluations, the Company does not expect a significant impact on its consolidated financial statements upon adoption of the new standards.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. The Company's exposure to market risks results primarily from changes in interest rates. Generally, the fair value of debt with a fixed interest rate will increase as interest rates fall, and the fair value will decrease as interest rates rise. As of October 3, 2010, the Company had two interest rate swap agreements accounted for as cash flow hedge derivatives and no significant foreign exchange exposure.

The table below presents principal cash flows and related weighted average interest rates by expected maturity dates for the Company's Senior Notes due at various dates through 2017 (which accounts for 94% of the Company's fixed interest debt obligations):

	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
Senior Notes	$7,142	$—	$—	$—	$—	$100,000	$107,142	$133,751
Weighted average interest rate ..	6.48%	—	—	—	—	7.64%	7.56%	

For a more detail description of fair value, see Note 9 to the Consolidated Financial Statements in Item 8 hereof.

During fiscal 2009, the Company entered into two separate three-year interest rate swap agreements with an aggregate notional amount of $80 million. The swap agreements effectively fixed the interest rate on $80 million of the Company's term loan, of which $40 million is at 1.81% and $40 million is at 1.80%, excluding the applicable margin and associated fees. The fair value of these derivatives are recorded on the balance sheet at their respective fair value and amounted to a liability of $1,654,000 as of October 3, 2010. For a more detail description of fair value, see Note 8 to the Consolidated Financial Statements in Item 8 hereof.

Item 8. ***Financial Statements and Supplementary Data***

RUDDICK CORPORATION
AND CONSOLIDATED SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

	Page
Reports of Independent Registered Public Accounting Firm	29
Consolidated Balance Sheets, October 3, 2010 and September 27, 2009	31
Statements of Consolidated Operations for the fiscal years ended October 3, 2010, September 27, 2009 and September 28, 2008	32
Statements of Consolidated Shareholders' Equity and Comprehensive Income for the fiscal years ended October 3, 2010, September 27, 2009 and September 28, 2008	33
Statements of Consolidated Cash Flows for the fiscal years ended October 3, 2010, September 27, 2009 and September 28, 2008	35
Notes to Consolidated Financial Statements	36
Schedule I - Valuation and Qualifying Accounts and Reserves for the fiscal years ended October 3, 2010, September 27, 2009 and September 28, 2008	S-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ruddick Corporation:

We have audited the accompanying consolidated balance sheets of Ruddick Corporation and subsidiaries (the Company) as of October 3, 2010 and September 27, 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 3, 2010. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule "Valuation and Qualifying Accounts and Reserves." These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of October 3, 2010 and September 27, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended October 3, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 3, 2010, based on criteria established in "*Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)," and our report dated December 1, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Charlotte, North Carolina
December 1, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ruddick Corporation:

We have audited Ruddick Corporation and subsidiaries' (the Company) internal control over financial reporting as of October 3, 2010, based on criteria established in *"Internal Control – Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 3, 2010, based on criteria established in *"Internal Control – Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ruddick Corporation and subsidiaries as of October 3, 2010 and September 27, 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 3, 2010, and our report dated December 1, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Charlotte, North Carolina
December 1, 2010

CONSOLIDATED BALANCE SHEETS
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands)

	October 3, 2010	September 27, 2009
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 73,612	$ 37,310
Accounts Receivable, Net of Allowance For Doubtful Accounts of $3,473 and $3,690	99,407	80,146
Refundable Income Taxes	16,767	9,707
Inventories	320,506	310,271
Deferred Income Taxes	2,236	6,502
Prepaid Expenses and Other Current Assets	32,443	30,350
Total Current Assets	544,971	474,286
Property		
Land	21,398	21,430
Buildings and Improvements	266,631	269,508
Machinery and Equipment	1,046,532	1,001,572
Leasehold Improvements	769,083	734,024
Total, at Cost	2,103,644	2,026,534
Accumulated Depreciation and Amortization	1,035,837	946,208
Property, Net	1,067,807	1,080,326
Investments	174,733	156,434
Deferred Income Taxes	977	30,285
Goodwill	515	515
Intangible Assets	21,434	23,754
Other Long-Term Assets	79,449	78,721
Total Assets	$1,889,886	$1,844,321
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes Payable	$ 6,785	$ 7,056
Current Portion of Long-Term Debt and Capital Lease Obligations	12,035	9,526
Accounts Payable	228,748	227,901
Dividends Payable	—	5,825
Deferred Income Taxes	159	68
Accrued Compensation	64,102	65,295
Other Current Liabilities	90,218	87,194
Total Current Liabilities	402,047	402,865
Long-Term Debt and Capital Lease Obligations	296,131	355,561
Deferred Income Taxes	1,721	580
Pension Liabilities	185,445	168,060
Other Long-Term Liabilities	105,619	98,892
Commitments and Contingencies	—	—
Equity		
Common Stock, no par value - Shares Outstanding: 2010 – 48,901,482; 2009 – 48,545,080	98,285	89,878
Retained Earnings	918,843	830,236
Accumulated Other Comprehensive Loss	(124,679)	(108,524)
Total Equity of Ruddick Corporation	892,449	811,590
Noncontrolling Interest	6,474	6,773
Total Equity	898,923	818,363
Total Liabilities and Equity	$1,889,886	$1,844,321

See Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED OPERATIONS
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands, except per share data)

	53 Weeks Ended October 3, 2010	52 Weeks Ended September 27, 2009	52 Weeks Ended September 28, 2008
Net Sales	**$4,400,450**	**$4,077,822**	**$3,992,397**
Cost of Sales	3,100,592	2,860,465	2,783,950
Selling, General and Administrative Expenses	1,101,887	1,052,615	1,034,662
Goodwill Impairment Charge	—	7,654	—
Long-Lived Asset Impairment Charge	—	2,237	—
Operating Profit	**197,971**	**154,851**	**173,785**
Interest Expense	20,072	17,307	20,334
Interest Income	(196)	(493)	(1,185)
Net Investment (Gain) Loss	(310)	(746)	41
Earnings Before Income Taxes	178,405	138,783	154,595
Income Tax Expense	65,297	52,225	57,359
Net Earnings	113,108	86,558	97,236
Less: Net Earnings Attributable to Noncontrolling Interest	1,067	594	484
Net Earnings Attributable to Ruddick Corporation	**$ 112,041**	**$ 85,964**	**$ 96,752**
Earnings Per Share Attributable to Ruddick Corporation:			
Basic	**$ 2.32**	**$ 1.79**	**$ 2.02**
Diluted	**$ 2.31**	**$ 1.78**	**$ 2.00**
Weighted Average Number of Shares of Common Stock Outstanding:			
Basic	**48,215**	**47,964**	**47,824**
Diluted	**48,600**	**48,337**	**48,295**

See Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands, except share and per share amounts)

	Common Stock Shares (no par value)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity of Ruddick Corporation	Non-controlling Interest	Total Equity
Balance at September 30, 2007	48,127,252	$81,677	$693,992	$ (39,419)	$736,250	$6,084	$742,334
Comprehensive Income:							
Net Earnings	—	—	96,752	—	96,752	484	97,236
Postemployment Benefits Adjustment, Net of $95 for Taxes	—	—	—	146	146	—	146
Pension Adjustment, Net of $6,988 for Taxes	—	—	—	10,855	10,855	—	10,855
Foreign Currency Translation Adjustment, Net of $384 for Taxes	—	—	—	763	763	316	1,079
Total Comprehensive Income					108,516	800	109,316
Dividends ($0.48 a share)	—	—	(23,182)	—	(23,182)	—	(23,182)
Exercise of Stock Options, Including Tax Benefits of $1,917	233,158	5,276	—	—	5,276	—	5,276
Share-Based Compensation	196,494	5,376	—	—	5,376	—	5,376
Directors Stock Plan	—	(12)	—	—	(12)	—	(12)
Shares Purchased and Retired	(249,600)	(8,000)	—	—	(8,000)	—	(8,000)
Shares Effectively Purchased and Retired for Withholding Taxes	(29,168)	(1,065)	—	—	(1,065)	—	(1,065)
Acquisition from Noncontrolling Interest	—	—	—	—	—	(15)	(15)
Distributions to Noncontrolling Interest	—	—	—	—	—	(245)	(245)
Balance at September 28, 2008	48,278,136	83,252	767,562	(27,655)	823,159	6,624	829,783
Comprehensive Income:							
Net Earnings	—	—	85,964	—	85,964	594	86,558
Unrealized Loss on Cash Flow Hedge, Net of Tax Benefits of $231	—	—	—	(354)	(354)	—	(354)
Postemployment Benefits Adjustment, Net of Tax Benefits of $181	—	—	—	(309)	(309)	—	(309)
Pension Liability Adjustment, Net of Tax Benefits of $50,535	—	—	—	(78,640)	(78,640)	—	(78,640)
Foreign Currency Translation Adjustment, Net of $400 for Taxes	—	—	—	(1,566)	(1,566)	(87)	(1,653)
Total Comprehensive Income					5,095	507	5,602
Dividends ($0.48 a share)	—	—	(23,290)	—	(23,290)	—	(23,290)
Distribution to Noncontrolling Interest	—	—	—	—	—	(358)	(358)
Exercise of Stock Options, Including Tax Benefits of $482	104,199	2,080	—	—	2,080	—	2,080
Share-Based Compensation	206,259	5,722	—	—	5,722	—	5,722
Shares Effectively Purchased and Retired for Withholding Taxes	(43,514)	(1,176)	—	—	(1,176)	—	(1,176)
Balance at September 27, 2009	48,545,080	$89,878	$830,236	$(108,524)	$811,590	$6,773	$818,363

See Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME RUDDICK CORPORATION AND SUBSIDIARIES — (continued)
(dollars in thousands, except share and per share amounts)

	Common Stock Shares (no par value)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity of Ruddick Corporation	Non-controlling Interest	Total Equity
Balance at September 27, 2009	48,545,080	$89,878	$830,236	$(108,524)	$811,590	$ 6,773	$818,363
Comprehensive Income:							
Net Earnings	—	—	112,041	—	112,041	1,067	113,108
Unrealized Loss on Cash Flow Hedge, Net of Tax Benefits of $319	—	—	—	(656)	(656)	—	(656)
Postemployment Benefits Adjustment, Net of Tax Benefits of $59	—	—	—	(114)	(114)	—	(114)
Pension Liability Adjustment, Net of Tax Benefits of $10,060	—	—	—	(15,628)	(15,628)	—	(15,628)
Foreign Currency Translation Adjustment, Net of $333 for Taxes	—	—	—	243	243	44	287
Total Comprehensive Income					95,886	1,111	96,997
Dividends ($0.48 a share)	—	—	(23,434)	—	(23,434)	—	(23,434)
Exercise of Stock Options, Including Tax Benefits of $1,366	257,741	5,320	—	—	5,320	—	5,320
Share-Based Compensation	204,423	6,104	—	—	6,104	—	6,104
Shares Effectively Purchased and Retired for Withholding Taxes	(50,462)	(1,375)	—	—	(1,375)	—	(1,375)
Shares Purchased and Retired	(55,300)	(1,491)	—	—	(1,491)	—	(1,491)
Directors Stock Plan	—	14	—	—	14	—	14
Acquisition from Noncontrolling Interest	—	(165)	—	—	(165)	(1,264)	(1,429)
Distributions to Noncontrolling Interest	—	—	—	—	—	(146)	(146)
Balance at October 3, 2010	48,901,482	$98,285	$918,843	$(124,679)	$892,449	$ 6,474	$898,923

See Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands)

	53 Weeks Ended October 3, 2010	52 Weeks Ended September 27, 2009	52 Weeks Ended September 28, 2008
CASH FLOW FROM OPERATING ACTIVITIES:			
Net Earnings	$ 112,041	$ 85,964	$ 96,752
Non-Cash Items Included in Net Income:			
Depreciation and Amortization	135,338	125,487	114,405
Deferred Income Taxes	45,628	10,393	13,665
Net Gain on Property Sales	(5,802)	(792)	(1,789)
Impairment Losses	—	9,891	—
Share-Based Compensation	6,104	5,722	5,376
Other, Net	(6,569)	(2,652)	1,832
Changes in Operating Accounts Providing (Utilizing) Cash:			
Accounts Receivable	(19,015)	11,470	1,552
Inventories	(10,194)	1,833	(16,853)
Prepaid Expenses and Other Current Assets	(1,408)	(6,769)	(3,464)
Accounts Payable	(456)	(9,196)	7,116
Other Current Liabilities	(6,222)	5,550	8,331
Other Long-Term Operating Accounts	(7,301)	(4,102)	(235)
Dividends Received	1,553	940	500
Net Cash Provided by Operating Activities	243,697	233,739	227,188
INVESTING ACTIVITIES:			
Capital Expenditures	(132,130)	(209,203)	(199,500)
Purchase of Other Investments	(21,298)	(16,980)	(46,799)
Acquired Favorable Leases	—	—	(1,136)
Proceeds from Sale of Property	25,580	5,944	24,606
Return of Partnership Investments	3,364	3,152	129
Investments in COLI, Net of Proceeds from Death Benefits	158	(702)	(1,879)
Other, Net	(488)	(996)	(1,647)
Net Cash Used in Investing Activities	(124,814)	(218,785)	(226,226)
FINANCING ACTIVITIES:			
Net Proceeds from (Payments on) Short-Term Debt Borrowings	941	(3,836)	865
Net (Payments on) Proceeds from Revolver Borrowings	(52,900)	23,900	(62,000)
Proceeds from Long-Term Debt Borrowings	5,319	1,652	100,371
Payments on Long-Term Debt and Capital Lease Obligations	(9,450)	(12,212)	(10,207)
Dividends Paid	(29,259)	(17,465)	(23,182)
Proceeds from Stock Issued	3,954	1,598	3,359
Share-Based Compensation Tax Benefits	1,366	482	1,917
Shares Effectively Purchased and Retired for Withholding Taxes	(1,375)	(1,176)	(1,065)
Purchase and Retirement of Common Stock	(1,491)	—	(8,000)
Other, Net	53	135	(74)
Net Cash (Used in) Provided by Financing Activities	(82,842)	(6,922)	1,984
Increase in Cash and Cash Equivalents	36,041	8,032	2,946
Effect of Foreign Currency Fluctuations on Cash	261	(481)	66
Cash and Cash Equivalents at Beginning of Year	37,310	29,759	26,747
Cash and Cash Equivalents at End of Year	$ 73,612	$ 37,310	$ 29,759
Supplemental Disclosures of Cash Flows Information:			
Cash Paid During the Year For:			
Interest, Net of Amounts Capitalized	$ 19,422	$ 17,360	$ 19,263
Income Taxes	28,214	43,588	46,072
Non-Cash Activity:			
Assets Acquired under Capital Leases	28	30,034	26,844

See Notes to Consolidated Financial Statements

RUDDICK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Ruddick Corporation and subsidiaries, including its wholly owned operating companies, Harris Teeter, Inc. ("Harris Teeter") and American & Efird, Inc. ("A&E"), collectively referred to herein as the Company. All material intercompany amounts have been eliminated. To the extent that non-affiliated parties held minority equity investments in joint ventures of the Company, such investments are classified as noncontrolling interest.

The Company reviews its investments in entities to determine if such entities are deemed to be variable interest entities (VIE's) as defined by ASC paragraph 810-10-05-8. The Company will consolidate those VIE's in which the Company is the primary beneficiary of the entity. The Company concluded that it did not have any VIE's that required consolidation in the reported fiscal years.

In December 2007, the Financial Accounting Standards Board ("FASB") issued new guidance on accounting for the noncontrolling interest in the consolidated financial statements. The Company implemented the new guidance effective September 28, 2009, the beginning of the first quarter of fiscal 2010. The new guidance changed the accounting and reporting standards for the noncontrolling interest in a subsidiary (previously referred to as minority interest). There are noncontrolling interest in certain A&E subsidiaries. Net income attributable to the noncontrolling interest of $594,000 and $484,000 for the 52 weeks of fiscal 2009 and fiscal 2008, respectively, has been reclassified within the Company's Consolidated Statements of Operations. The amount of consolidated net income attributable to both the Company and the noncontrolling interest are shown in the Company's Consolidated Statements of Operations. Noncontrolling interest in A&E subsidiaries totaled $6.5 million and $6.8 million at October 3, 2010 and September 27, 2009, respectively. These amounts have been classified as noncontrolling interest in the equity section of the Company's Consolidated Balance Sheets.

Fiscal Year

The Company's fiscal year ends on the Sunday nearest to September 30. However, the Company's Harris Teeter subsidiary's fiscal periods end on the Tuesday following the Company's fiscal period end. Fiscal year 2010 includes the 53 weeks ended October 3, 2010 (October 5, 2010 for Harris Teeter), and fiscal years 2009 and 2008 include the 52 weeks ended September 27, 2009 (September 29, 2009 for Harris Teeter) and September 28, 2008 (September 30, 2008 for Harris Teeter), respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of consolidated cash flows, the Company considers all highly liquid cash investments purchased with a maturity of three months or less to be cash equivalents.

Inventories

The Company's inventories are valued at the lower of cost or market with the cost of substantially all domestic U.S. inventories being determined using the last-in, first-out (LIFO) method. Foreign inventories and limited categories of domestic inventories are valued on the weighted average and on the first-in, first-out (FIFO) cost methods. Under the LIFO valuation method at Harris Teeter, all retail store inventories are initially stated at estimated cost as calculated by the Retail Inventory Method (RIM). Under RIM, the valuation of inventories at

cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. LIFO indices are developed approximately one month prior to year end except for inventory held at Harris Teeter's distribution facilities which are developed at year end. The annual LIFO measurement is achieved by applying the indices to the actual inventory on hand as of year end.

Vendor Rebates, Credits and Promotional Allowances

Consistent with standard practices in the retail industry, Harris Teeter receives allowances from vendors through a variety of programs and arrangements. These allowances are generally intended to defray the costs of promotion, advertising and selling the vendor's products. Vendor rebates, credits and other promotional allowances that relate to Harris Teeter's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, the recognition of which is determined in accordance with the underlying agreement with the vendor, the authoritative guidance and completion of the earning process. Portions of vendor allowances that are refundable to the vendor, in whole or in part, by the nature of the provisions of the contract are deferred from recognition until realization is reasonably assured.

Harris Teeter recognizes allowances when the purpose for which the vendor funds were intended and committed to be used has been fulfilled and a cost has been incurred by the retailer. Thus, it is the Company's policy to recognize the vendor allowance consistent with the timing of the recognition of the expense that the allowance is intended to reimburse and to determine the accounting classification consistent with the economic substance of the underlying transaction. Where the Company provides an identifiable benefit or service to the vendor apart from the purchase of merchandise, that transaction is recorded separately. For example, co-operative advertising allowances are accounted for as a reduction of advertising expense in the period in which the advertising cost is incurred. If the advertising allowance exceeds the cost of advertising, then the excess is recorded against the cost of sales in the period in which the related expense is recognized.

Vendor allowances for price markdowns are credited to the cost of sales during the period in which the related markdown was taken and charged to the cost of sales. Slotting and stocking allowances received from a vendor to ensure that its products are carried or to introduce a new product at the Company's stores are recorded as a reduction of cost of sales over the period covered by the agreement with the vendor based on the estimated inventory turns of the merchandise to which the allowance applies. Display allowances are recognized as a reduction of cost of sales in the period earned in accordance with the vendor agreement. Volume rebates by the vendor in the form of a reduction of the purchase price of the merchandise reduce the cost of sales when the related merchandise is sold. Generally, volume rebates under a structured purchase program with allowances awarded based on the level of purchases are recognized, when realization is assured, as a reduction in the cost of sales in the appropriate monthly period based on the actual level of purchases in the period relative to the total purchase commitment and adjusted for the estimated inventory turns of the merchandise.

Property and Depreciation

Property is recorded at cost and is depreciated, using principally the straight-line method, over the following useful lives:

Land improvements	10-40 years
Buildings	15-40 years
Machinery and equipment	3-15 years

Leasehold improvements are depreciated over the lesser of the estimated useful life or the remaining term of the lease. Assets under capital leases are amortized on a straight-line basis over the lesser of the estimated useful life or the lease term. Maintenance and repairs are charged against income when incurred. Expenditures for major renewals, replacements and betterments are added to property. The cost and the related accumulated depreciation of assets retired are eliminated from the accounts with gains or losses on disposal being added to or deducted from income. Property categories include $31,050,000 and $88,373,000 of accumulated costs for construction in progress at October 3, 2010 and September 27, 2009, respectively.

Impairment of Long-lived Assets and Closed Store Obligations

The Company assesses its long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net non-discounted cash flows expected to be generated by the asset. An impairment loss is recognized for any excess of net book value over the estimated fair value of the asset impaired, and recorded as an offset to the asset value. The fair value is estimated based on expected future cash flows or third party valuations, if available.

As previously disclosed, due to the deterioration of the economy during fiscal 2009, particularly with respect to A&E's customers in the retail apparel and non-apparel markets, and management's expectation of reduced cash flows of A&E's U.S. operating segment, A&E recorded an impairment charge of $2,237,000 for the write-down of long-lived assets of its U.S. operating segment, along with related tax benefits of $860,000 in fiscal 2009.

The value of property and equipment associated with closed stores and facilities is adjusted to reflect recoverable values based on the Company's prior history of disposing of similar assets and current economic conditions. Management continually reviews its fair value estimates and records impairment charges for assets held for sale when management determines, based on new information which it believes to be reliable, that such charges are appropriate.

The Company records liabilities for closed stores that are under long-term lease agreements. The liability represents an estimate of the present value of the remaining non-cancelable lease payments after the anticipated closing date, net of estimated subtenant income. The closed store liabilities usually are paid over the lease terms associated with the closed stores, unless settled earlier.

Harris Teeter management estimates the subtenant income and future cash flows based on its historical experience and knowledge of (1) the market in which the store is located, (2) the results of its previous efforts to dispose of similar assets and (3) the current economic conditions.

Investments

The Company's Harris Teeter subsidiary invests in certain real estate development projects, with a managing partner or partners, in which Harris Teeter either operates or plans to operate a supermarket. Generally, all major decisions regarding Harris Teeter's investments are shared between all members. In particular, the use and sale of investments, business plans and budgets are generally required to be approved by all members. Generally, the managing partner receives fees for services that are believed to be at market. These investments, depending on the state of development, are accounted for either under the equity method of accounting or at cost.

Harris Teeter evaluates its investments using specific criteria to determine whether Harris Teeter will absorb the majority of the expected losses or receive a majority of the residual returns, and is the primary beneficiary. Factors considered in determining whether Harris Teeter is the primary beneficiary include risk and reward sharing, guarantees by members, fees paid to a partner and voting rights.

A&E has investments in various non-consolidated foreign entities in which they hold a minority interest and a 50% ownership interest in a joint venture in China. These investments are accounted for under the equity method of accounting.

The Company continues to hold certain equity interest in a few emerging growth companies as a result of investments made in certain venture capital funds during prior years. As stated below, these investments are carried at the lower of cost or market. On November 30, 2010, the Company closed on the sale of its interest in one of these investments and, as a result, will record a pre-tax gain of approximately $19 million during the first quarter of fiscal 2011.

Real estate and other investments are carried at the lower of cost or market and are periodically reviewed for potential impairment as discussed above. Investments accounted for under the equity method totaled $120,326,000 and $110,515,000 at October 3, 2010 and September 27, 2009, respectively. Investments accounted

for under the cost method totaled $54,407,000 and $45,919,000 at October 3, 2010 and September 27, 2009, respectively.

Goodwill and Other Intangibles

Goodwill and certain other intangibles with indefinite lives are tested for impairment at least annually, or more frequently, if circumstances indicate a potential impairment. Intangible assets with finite, measurable lives are amortized over their respective useful lives until they reach their estimated residual values, and are reviewed for impairment along with other long-lived assets as discussed above.

Insurance

The Company utilizes a combination of self-insured retention and high-deductible programs for most U.S. workers' compensation claims, healthcare claims, and general liability and automotive liability losses. The Company has purchased insurance coverage in order to establish certain limits to its exposure on a per claim basis. The Company determines the estimated reserve required for U.S. worker compensation claims, general liability and automotive liability by first analyzing the costs of claims incurred and then adjusts such estimates through actuarial methods or by development factors from published insurance industry sources to project the ultimate cost for claims incurred. The estimated total expected costs of claims includes an estimate for claims incurred but not reported (IBNR) and is discounted to present values using a discount rate representing a return on high-quality fixed income securities with an average maturity equal to the average payout of the related liability.

The Company records an accrual for the estimated amount of self-insured healthcare IBNR claims. These reserves are recorded based on historical experience and industry trends, which are continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances.

Deferred Rent

The Company recognizes rent holidays, including the period of time the Company has access prior to the store opening, which typically includes construction and fixturing activity, and rent escalations on a straight-line basis over the term of the lease. The deferred rent amount is included in Other Long-Term Liabilities on the Company's Consolidated Balance Sheets. The Company expenses construction period rent as incurred.

Derivatives

The Company utilizes derivative financial instruments to hedge its exposure to changes in interest rates. All derivative financial instruments are recorded on the balance sheet at their respective fair value. The Company does not use financial instruments or derivatives for any trading or other speculative purposes.

Derivatives are required to be carried at fair value on the balance sheet and receives hedge accounting treatment when certain conditions are met. In accordance with this standard, the Company's derivative financial instruments are recognized on the balance sheet at fair value. Changes in the fair value of derivative instruments designated as "cash flow" hedges, to the extent the hedges are highly effective, are recorded in other comprehensive income, net of tax effects. Ineffective portions of cash flow hedges, if any, are recognized in current period earnings. Other comprehensive income or loss is reclassified into current period earnings when the hedged transaction affects earnings.

The Company assesses, both at the inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the cash flow of the hedge items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company will discontinue hedge accounting prospectively.

Harris Teeter enters into purchase commitments for a portion of the fuel utilized in its distribution operations. Harris Teeter expects to take delivery of and to utilize these resources in a reasonable period of time and in the conduct of normal business. Accordingly, these fuel purchase commitments qualify as normal purchases. Harris Teeter also utilizes derivative financial instruments to hedge its exposure in the price variations of fuel.

By entering into derivative instrument contracts, the Company exposes itself, from time to time, to counterparty credit risk. Counterparty credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is in an asset position, the counterparty has a liability to the Company, which creates credit risk for the Company. The Company attempts to minimize this risk by selecting counterparties with investment grade credit ratings, limiting its exposure to any single counterparty and regularly monitoring its market position with each counterparty.

The Company's derivative instruments do not contain any credit-risk related contingent features.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market, or if none exists, the most advantageous market, for the specific asset or liability at the measurement date (the exit price). The fair value is based on assumptions that market participants would use when pricing the asset or liability. The fair value hierarchy "the valuation hierarchy" that prioritizes the information used in measuring fair value is as follows:

- Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets
- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly
- Level 3 – Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

Revenue Recognition

The Company recognizes revenue from retail operations at the point of sale to its customers and from manufacturing operations at the point of shipment to its customers, based on shipping terms.

Cost of Sales

The major components of cost of sales in the retail supermarket segment are (a) the cost of products sold determined under the Retail Inventory Method (see "Inventories" above) reduced by purchase cash discounts and vendor purchase allowances and rebates, (b) the cost of various sales promotional activities reduced by vendor promotional allowances, and reduced by cooperative advertising allowances to the extent an advertising allowance exceeds the cost of the advertising, (c) the cost of product waste, including, but not limited to, physical waste and theft, (d) the cost of product distribution, including warehousing, freight and delivery, and (e) any charges, or credits, associated with LIFO reserves and reserves for obsolete and slow moving inventories. Additionally, the costs of production of product sold by the dairy operation to outsiders are included in cost of sales in the period in which the sales are recognized in revenues.

The major components of cost of sales in the textile manufacturing and distribution segment are (a) the materials and supplies, labor costs and overhead costs associated with the manufactured products sold, (b) the purchased cost of products bought for resale, (c) any charges, or credits, associated with LIFO reserves and reserves for obsolete and slow moving inventories, (d) the freight costs incurred to deliver the products to the customer from the point of sale, and (e) all other costs required to be classified as cost of sales under authoritative accounting pronouncements.

Selling, General and Administrative Expenses

The major components of selling, general and administrative expenses in the retail supermarket segment are (a) the costs associated with store operations, including store labor and training, fringe benefits and incentive compensation, supplies and maintenance, regional and district management and store support, store rent and other occupancy costs, property management and similar costs, (b) advertising costs, (c) shipping and handling costs, excluding freight, warehousing and distribution costs, (d) merchandising and purchasing department staffing,

supplies and associated costs, (e) customer service and support, and (f) the costs of maintaining general and administrative support functions, including, but not limited to, personnel administration, finance and accounting, treasury, credit, information systems, marketing, and environmental, health and safety, based on appropriate classification under generally accepted accounting principles.

The major components of selling, general and administrative expenses in the textile manufacturing and distribution segment are (a) the costs of maintaining a sales force, including compensation, incentive compensation, benefits, office and occupancy costs, travel and all other costs of the sales force, (b) shipping and handling costs, excluding freight, (c) the costs of advertising, customer service, sales support and other similar costs, and (d) the costs of maintaining general and administrative support functions, including, but not limited to, personnel administration, finance and accounting, treasury, credit, information systems, training, marketing, and environmental, health and safety, to the extent that such overhead activities are not allocable to indirect manufacturing costs in cost of sales under generally accepted accounting principles. The Company also includes the net profit of unconsolidated subsidiaries within selling, general and administrative expenses. The net profit from non-consolidated subsidiaries included in selling, general and administrative expenses amounted to $6,871,000 in fiscal 2010, $4,435,000 in fiscal 2009 and $3,445,000 in fiscal 2008.

The major components of selling, general and administrative expenses in the corporate segment are (a) the costs associated with a portion of compensation and benefits of holding company employees, and (b) certain other costs that are not related to the operating companies.

Advertising

Costs incurred to produce media advertising are expensed in the period in which the advertising first takes place. All other advertising costs are also expensed when incurred. Cooperative advertising income from vendors is recorded in the period in which the related expense is incurred and amounted to $1,845,000, $1,972,000 and $1,717,000 in fiscal 2010, 2009 and 2008, respectively. Net advertising expenses of $22,068,000, $24,312,000, and $25,818,000 were included in the Company's results of operations for fiscal 2010, 2009 and 2008, respectively.

Foreign Currency

Assets and liabilities of foreign operations (if applicable) are translated at the current exchange rates as of the end of the accounting period, and revenues and expenses are translated using average exchange rates. The resulting translation adjustments are net of income taxes and accumulated as a component of other comprehensive income in shareholders' equity.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Tax credits are recorded as a reduction of income taxes in the years in which they are generated. Deferred tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when taxes are settled or realized. Accordingly, income tax expense will increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is established for deferred tax assets for which realization is not more likely than not.

Accounting for uncertainty in income taxes requires that a minimum recognition threshold be met for a tax position taken or expected to be taken in a tax return before being recognized in the financial statements. The Company has elected to record interest expense related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recorded as a component of income tax expense.

Earnings Per Share ("EPS")

Basic EPS is based on the weighted average outstanding common shares. Diluted EPS is based on the weighted average outstanding common shares adjusted by the dilutive effect of potential common stock equivalents resulting from the operation of the Company's comprehensive stock option and awards plans.

Stock Options and Stock Awards

The Company uses fair-value accounting for all share-based payments to employees. Compensation expense for stock awards are based on the grant date fair value and are expensed ratably over their vesting period, resulting in more expense in the early years. Income tax benefits attributable to stock options exercised are credited to capital stock.

Other Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net earnings but rather are recorded directly in shareholders' equity. The components of accumulated other comprehensive loss, net of taxes at October 3, 2010, September 27, 2009 and September 28, 2008 consisted of the following (in thousands):

	2010	2009	2008
Accumulated unrecognized losses for minimum pension liabilities	$(127,795)	$(112,167)	$(33,527)
Accumulated unrecognized losses for postemployment liabilities	(345)	(231)	78
Accumulated unrecognized losses on cash flow hedges	(1,010)	(354)	—
Accumulated net gains for foreign currency translation adjustments	4,471	4,228	5,794
Total accumulated other comprehensive loss	$(124,679)	$(108,524)	$(27,655)

Cash Flows

A portion of the sales and operating costs of A&E's foreign operations are denominated in currencies other than the U.S. dollar. This creates an exposure to foreign currency exchange rates. The impact of changes in the relationship of other currencies to the U.S. dollar has historically not been significant, and such changes in the future are not expected to have a material impact on the Company's results of operations or cash flows.

Reclassifications

To conform with classifications used in the current year, the financial statements for the prior year reflect certain reclassifications.

2. INVENTORIES

Inventories are valued at the lower of cost or market with the cost of substantially all domestic U.S. inventories being determined using the last-in, first-out (LIFO) method. The LIFO cost of such inventories was $34,623,000 and $37,131,000 less than the first-in, first-out (FIFO) cost method at October 3, 2010 and September 27, 2009, respectively. Foreign inventories and limited categories of domestic inventories, totaling $71,360,000 for fiscal 2010 and $69,500,000 for fiscal 2009, are valued on the weighted average and on the FIFO cost methods.

The following table summarizes the components of inventories at October 3, 2010 and September 27, 2009 (in thousands):

	2010	2009
Finished Goods	$294,605	$286,113
Raw Materials and Supplies	20,038	19,504
Work in Process	5,863	4,654
Total Inventories	$320,506	$310,271

3. COMPANY OWNED LIFE INSURANCE (COLI)

The Company has purchased life insurance policies to fund its obligations under certain benefit plans for officers, key employees and directors. The cash surrender value of these policies is recorded net of policy loans and included with other long-term assets in the Company's consolidated balance sheets. The cash value of the Company's life insurance policies were $61,228,000 at October 3, 2010 and $57,965,000 at September 27, 2009, and no policy loans were outstanding at either date.

4. INTANGIBLE ASSETS

The carrying amount of intangible assets at October 3, 2010 and September 27, 2009 was as follows (in thousands):

	2010	2009
Acquired favorable operating leases	$18,170	$18,170
Customer lists	5,455	5,534
Land use rights – foreign operations	4,511	4,451
Non-compete agreements	597	2,963
Trademarks, licenses and other	2,554	2,554
Total amortizing intangibles	31,287	33,672
Accumulated amortization	(9,853)	(9,918)
Total intangible assets, net of accumulated amortization	$21,434	$23,754

Acquired favorable operating leases are recorded at Harris Teeter. All other intangible assets are recorded at A&E. The Company has no non-amortizing intangible assets. Amortization expense for intangible assets was $2,379,000, $2,613,000 and $2,658,000 in fiscal years 2010, 2009, and 2008, respectively. Amortizing intangible assets have remaining useful lives from one year to 45 years. Projected amortization expense for intangible assets existing as of October 3, 2010 is: $1,934,000, $1,734,000, $1,632,000, $1,580,000 and $1,413,000 for fiscal years 2011, 2012, 2013, 2014 and 2015, respectively.

5. GOODWILL

Goodwill is recorded by A&E. On an annual basis, A&E performs a fair value-based impairment test on the net book value of goodwill and will perform the same procedures on an interim basis if certain events or circumstances indicate that an impairment loss may have occurred. The annual review was conducted in the first quarter of fiscal 2010, resulting in no goodwill impairment charge being required. As previously disclosed, due to the deterioration of the economy during fiscal 2009, particularly with respect to A&E's customers in the retail apparel and non-apparel markets, and management's expectation of reduced cash flows of A&E's U.S. operating segment, A&E recorded a non-cash impairment charge related to all of the goodwill of its U.S. operating segment of $7,654,000 in fiscal 2009. A&E also recorded related tax benefits of $2,932,000. There was no goodwill impairment charge required for fiscal 2008.

6. LEASES

The Company leases certain equipment under agreements expiring during the next 5 years. Harris Teeter leases most of its stores under leases that expire during the next 25 years. It is expected that such leases will be renewed by exercising options or replaced by leases of other properties. Most store leases provide for additional rentals based on sales, and certain store facilities are sublet under leases expiring during the next 8 years. Certain leases also contain rent escalation clauses (step rents) that require additional rental amounts in the later years of the term. Rent expense for the fiscal years was as follows (in thousands):

	2010	2009	2008
Minimum, net of sublease income	$96,232	$95,010	$85,693
Contingent	1,692	1,688	1,932
Total	$97,924	$96,698	$87,625

Future minimum lease commitments (excluding leases assigned – see below) and total minimum sublease rental income to be received under non-cancelable subleases at October 3, 2010 were as follows (in thousands):

Fiscal Year	Operating Leases	Subleases	Capital Leases
2011	$ 96,367	$(1,982)	$ 10,675
2012	97,854	(1,547)	10,691
2013	97,395	(1,084)	10,705
2014	97,168	(892)	10,742
2015	96,430	(624)	10,731
Later years	941,999	(239)	138,837
Total minimum lease obligations (receivables)	$1,427,213	$(6,368)	192,381
Amount representing interest			(97,727)
Present value of net minimum obligation (included with long-term debt)			$ 94,654

In connection with the closing of certain store locations, Harris Teeter has assigned leases to several sub-tenants with recourse. These leases expire over the next 11 years and the future minimum lease payments totaling $42,395,000 over this period have been assumed by these sub-tenants.

7. LONG-TERM DEBT

On December 20, 2007, the Company and eleven banks entered into a credit agreement that provides for a five-year revolving credit facility in the aggregate amount of up to $350 million and a non-amortizing term loan of $100 million due December 20, 2012. The credit agreement also provides for an optional increase of the revolving credit facility by an additional amount of up to $100 million and two 1-year maturity extension options, both of which require consent of the lenders. Outstanding borrowings under the credit agreement bear interest at a variable rate based on a reference to: rates on federal funds transactions with members of the Federal Reserve System or the prime rate in effect on the interest determination date; the LIBOR Market Index Rate; or, the LIBOR Rate, each plus an applicable margin. The amount which may be borrowed from time to time and the applicable margin to the referenced interest rate are each dependent on a leverage factor. The leverage factor is based on a ratio of rent-adjusted consolidated funded debt divided by earnings before interest, taxes, depreciation, amortization and operating rents, as set forth in the credit agreement. The more significant of the financial covenants which the Company must meet during the term of the credit agreement include a maximum leverage ratio and a minimum fixed charge coverage ratio. As of October 3, 2010, the Company was in compliance with all financial covenants of the credit agreement. Issued letters of credit reduce the amount available for borrowings under the revolving credit facility and amounted to $23,662,000 as of October 3, 2010. The Company is charged a variable commitment fee on the amount available for borrowings, which was $326,338,000 as of October 3, 2010. The commitment fee rate applied to the net unused balance was 0.09%, per annum for fiscal 2010, and 0.12% for each of 2009 and 2008.

Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. The most restrictive of these covenants is a consolidated maximum leverage ratio and a minimum fixed charge coverage ratio as defined in the Company's credit agreement. As of October 3, 2010, the amount of additional debt that could be incurred within the limitations of the debt covenants exceeded the additional borrowings available under the revolving credit facility. As such, management believes that the limit on indebtedness does not restrict the Company's ability to meet future liquidity requirements through borrowings available under the Company's revolving credit facility, including any liquidity requirements expected in connection with the Company's expansion plans for the foreseeable future.

Long-term debt at October 3, 2010 and September 27, 2009 was as follows (in thousands):

	2010	2009
6.48% Senior Note due $7,143 annually through March, 2011	$ 7,143	$ 14,286
7.72% Senior Note due April, 2017	50,000	50,000
7.55% Senior Note due July, 2017	50,000	50,000
Bank Term Loan due December, 2012, variable interest (2.22% and 2.24% at October 3, 2010 and September 27, 2009, respectively)	100,000	100,000
Revolving Line of Credit, variable interest (1.00% at September 27, 2009)	—	52,900
Capital lease obligations	94,654	96,241
Other obligations	6,369	1,660
Total	308,166	365,087
Less current portion	12,035	9,526
Total long-term debt	$296,131	$355,561

Long-term debt maturities (including capital lease obligations) in each of the next five fiscal years are as follows: 2011 - $12,035,000; 2012 - $3,992,000; 2013 - $103,986,000; 2014 - $3,879,000; 2015 - $3,077,000.

Total interest expense, net of amounts capitalized, on debt and capital lease obligations was $19,899,000, $17,673,000 and $20,085,000 for fiscal 2010, 2009 and 2008, respectively. Capitalized interest totaled $624,000, $2,881,000 and $2,220,000 for fiscal 2010, 2009 and 2008, respectively.

8. DERIVATIVE FINANCIAL INSTRUMENTS

During fiscal 2009, the Company entered into two separate three-year interest rate swap agreements with an aggregate notional amount of $80 million. The swap agreements effectively fixed the interest rate on $80 million of the Company's term loan, of which $40 million is at 1.81% and $40 million is at 1.80%, excluding the applicable margin and associated fees. Both interest rate swaps were designated as cash flow hedges.

In the first quarter of fiscal 2010, Harris Teeter entered into a series of purchased call options and written put options in order to limit the price variability in fuel purchases. The options effectively established the purchase price for 1,092,000 gallons of fuel at $1.62 to $2.40 per gallon, excluding shipping, handling and taxes. The options terminated on June 30, 2010 and were deemed to be net purchase options which were designated as a cash flow hedge.

In the third quarter of fiscal 2010, Harris Teeter entered into a series of purchased call options and written put options in order to limit the price variability in fuel purchases. The options effectively established the purchase price for 168,000 gallons of fuel at $2.085 to $2.60 per gallon and the purchase of 588,000 gallons between $2.12 and $2.60 per gallon, excluding shipping, handling and taxes. The options expired on October 31, 2010 and were deemed to be net purchase options which were designated as a cash flow hedge.

The following tables present the required fair value quantitative disclosures, on a combined basis, for the Company's financial instruments, designated as cash flow hedges (in thousands):

	Carrying Value	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair Value Measurement at October 3, 2010:				
Interest rate swaps (included with Other Long-Term Liabilities on the balance sheet)	$1,654	$—	$1,654	$—
Fair Value Measurement at September 27, 2009:				
Interest rate swaps (included with Other Long-Term Liabilities on the balance sheet)	$ 585	$—	$ 585	$—

There were no transfers into or out of Level 1 and Level 2 fair value measurements during the year ended October 3, 2010.

The pre-tax unrealized losses associated with the cash flow hedges for the fiscal years were as follows (in thousands):

	2010	2009	2008
Unrealized loss recognized in other comprehensive income	$975	$585	$—

9. FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and notes receivables. The Company limits the amount of credit exposure to each individual financial institution and places its temporary cash into investments of high credit quality. Concentrations of credit risk with respect to receivables are limited due to their dispersion across various companies and geographies.

The carrying amounts for certain of the Company's financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and other accrued liabilities approximate fair value because of their short maturities. The fair value of variable interest debt is equal to its carrying amount. The estimated fair value of the Company's Senior Notes due at various dates through 2017 (which accounts for 94% of the Company's fixed interest debt obligations) is computed based on borrowing rates currently available to the Company for loans with similar terms and maturities. The estimated fair value of the Company's Senior Notes and its carrying amount outstanding as of October 3, 2010 and September 27, 2009 is as follows (in thousands):

	2010	2009
Senior Notes – estimated fair value	$133,751	$134,322
Senior Notes – carrying amount	107,143	114,286

10. CAPITAL STOCK

The capital stock of the Company authorized at September 28, 2008 was 75,000,000 shares of no par value Common Stock, 4,000,000 shares of Preference Stock (non-cumulative voting $0.56 convertible, $10 liquidation value), and 1,000,000 shares of Additional Preferred Stock. No shares of Preference Stock or Additional Preferred Stock were issued or outstanding at October 3, 2010 or September 27, 2009.

One preferred share purchase right is attached to each outstanding share of common stock, which rights expired subsequent to the end of fiscal 2010. Each right entitled the holder to purchase one one-hundredth of a share of a new Series A Junior Participating Additional Preferred Stock for $60. The rights expired on November 16, 2010. The Company has 600,000 shares of Series A Junior Participating Additional Preferred Stock reserved for issuance.

The Board of Directors adopted a stock buyback program in 1996, authorizing, at management's discretion, the Company to purchase and retire up to 10% of the then outstanding shares of the Company's common stock for the purpose of preventing dilution as a result of the operation of the Company's comprehensive stock option and awards plans. Pursuant to this plan, the Company purchased and retired 55,300 shares at a total cost of $1.5 million, or an average price of $26.97 per share during fiscal 2010 and 250,000 shares at a total cost of $8.0 million, or an average price of $32.05 per share during fiscal 2008. There were no stock purchases in fiscal 2009.

11. STOCK OPTIONS AND STOCK AWARDS

At October 3, 2010, the Company has 1997, 2000 and 2002 equity incentive plans, which were approved by the Company's shareholders and authorized the issuance of 3.9 million shares of common stock pursuant thereto. Under certain stock option plans, the Company has granted incentive stock options to employees or nonqualified stock options to employees and outside directors. The Company's incentive stock options generally become exercisable in installments of 20% per year at each of the first through fifth anniversaries from grant date and expire seven years from grant date and nonqualified stock options expire ten years from grant date. Historically and pursuant to the terms of certain plans, the Company grants a single, one-time nonqualified stock option of 10,000 shares, generally vested immediately, to each of its outside directors at the time of their initial election to the Board. Under each of the stock option plans, the exercise price of each stock option shall be no less than the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. At the discretion of the Company, under certain plans a stock appreciation right may be granted and exercised in lieu of the exercise of the related option (which is then forfeited). Certain of the plans also allow the Company to grant stock awards such as restricted stock. Under the plans, as of October 3, 2010, the Company may grant additional options or stock awards and performance shares in the amount of 896,000 shares.

The Board of Directors began approving equity awards in lieu of stock options in November 2004. These awards have historically been apportioned 50% as a fixed award of restricted stock (restricted from sale or transfer until vesting ratably over a five-year period of continued employment) and 50% as performance share awards, based on the attainment of certain performance targets for the ensuing fiscal year. If the fiscal year performance targets are met, the performance shares are subsequently issued as restricted stock and vest over four years of continued employment.

Stock awards are being expensed ratably over the employees' five-year requisite service period in accordance with the graded vesting schedule, resulting in more expense being recognized in the early years. Compensation expense related to restricted awards totaled $6,104,000, $5,710,000 and $5,339,000 for fiscal years 2010, 2009 and 2008, respectively. The remaining unamortized expense as of October 3, 2010 is $8,199,000, with a weighted average recognition period of 1.91 years.

Amortization of compensation costs related to stock options ceased at the end of the first quarter of fiscal 2009, since all outstanding options had become fully vested and no options were granted in fiscal 2010 or 2009. Compensation expense related to stock options totaled $12,000 and $37,000 for fiscal years 2009 and 2008, respectively.

A summary of the status of the Company's restricted stock awards as of October 3, 2010, September 27, 2009 and September 28, 2008, changes during the periods ending on those dates and weighted average grant-date fair value (WAGFV) is presented below (shares in thousands):

Stock Awards	October 3, 2010		September 27, 2009		September 28, 2008	
	Shares	WAGFV	Shares	WAGFV	Shares	WAGFV
Non-vested at beginning of period	667	29.02	589	30.34	477	25.17
Granted	272	26.68	268	26.54	278	36.69
Vested	(168)	28.03	(129)	26.97	(90)	23.62
Forfeited	(65)	27.22	(61)	35.18	(76)	29.02
Non-vested at end of period	706	28.52	667	29.02	589	30.34

The total fair value of stock awards that vested during fiscal years 2010, 2009 and 2008 was $4,705,000, $3,514,000 and $3,280,000, respectively.

A summary of the status of the Company's stock option plans as of October 3, 2010, September 27, 2009, and September 28, 2008, changes during the years ending on those dates and related weighted average exercise price is presented below (shares in thousands):

Stock Options	2010		2009		2008	
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	373	$16.49	483	$16.40	731	$16.01
Granted	—	—	—	—	10	35.24
Exercised	(269)	15.96	(110)	16.07	(248)	16.01
Forfeited	—	—	—	—	(8)	16.70
Expired	—	—	—	—	(2)	15.11
Outstanding at end of year	104	$17.86	373	$16.49	483	$16.40
Options exercisable at year end	104	$17.86	373	$16.49	386	$16.27

As of October 3, 2010, all outstanding stock options were exercisable and the price per share ranged from $11.50 to $35.24. The total cash received from stock options exercised for the exercise price and related tax deductions are included in the Consolidated Statements of Shareholders' Equity and Comprehensive Income. The Company has historically issued new shares to satisfy the stock options exercised. The aggregate intrinsic value of stock options outstanding and exercisable at October 3, 2010 and September 27, 2009 was $1,776,000 and $3,859,000, respectively. The aggregate intrinsic value of stock options exercised during fiscal 2010, 2009 and 2008 was $4,143,000, $1,153,000 and $4,847,000, respectively.

12. INCOME TAXES

The Company and its subsidiaries file a consolidated U.S. federal income tax return. The U.S. federal statute of limitations remains open for the fiscal year 2007 and forward. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from 3 to 5 years.

The provision for income taxes consisted of the following (in thousands):

	2010	2009	2008
CURRENT			
Federal	$14,115	$34,981	$34,313
State and other	5,554	6,851	9,381
	19,669	41,832	43,694
DEFERRED			
Federal	39,661	8,092	12,398
State and other	5,967	2,301	1,267
	45,628	10,393	13,665
Provision for income taxes	$65,297	$52,225	$57,359

Income (loss) from foreign operations before income taxes in fiscal years 2010, 2009 and 2008 was $8,011,000, $(1,949,000) and $1,420,000, respectively. Income taxes provided on foreign operations in fiscal years 2010, 2009 and 2008 was $1,525,000, $96,000 and $931,000, respectively, including the minority interest in such taxes.

Income tax expense differed from an amount computed by applying the statutory tax rates to pre-tax income as follows (in thousands):

	2010	2009	2008
Income tax on pre-tax income at the statutory federal rate of 35%	$62,068	$48,366	$53,939
Increase (decrease) attributable to:			
State and other income taxes, net of federal income tax benefit	7,150	6,585	6,589
Tax credits	(613)	(2,640)	(2,820)
Employee Stock Ownership Plan (ESOP)	(721)	(806)	(920)
COLI	(1,225)	(823)	(459)
Foreign Subsidiaries (Gain) Loss (indefinitely invested)	(875)	961	260
Other items, net	(487)	582	770
Income tax expense	$65,297	$52,225	$57,359

The tax effects of temporary differences giving rise to the Company's consolidated deferred tax assets and liabilities at October 3, 2010 and September 27, 2009 are as follows (in thousands):

	2010	2009
Deferred Tax Assets:		
Employee benefits	$ 66,258	$ 76,960
Rent obligations	23,395	23,132
Reserves not currently deductible	17,445	16,517
Vendor allowances	7,404	6,766
Other	4,480	6,103
Total deferred tax assets	$ 118,982	$129,478
Deferred Tax Liabilities:		
Property, plant and equipment	$(100,496)	$ (75,043)
Inventories	(10,868)	(13,723)
Undistributed earnings on foreign subsidiaries	(4,795)	(3,696)
Other	(1,490)	(877)
Total deferred tax liabilities	$(117,649)	$ (93,339)

As of October 3, 2010, the Company had approximately $5,661,000 of state cumulative net operating loss carryforwards, $8,289,000 of foreign cumulative net operating loss carryforwards and $1,292,000 of foreign tax credit carryforwards. The state net operating losses will begin to expire in fiscal 2020, the foreign net operating losses begin to expire in fiscal 2011 and the foreign tax credits begin to expire in fiscal 2018. A valuation allowance of $2,000,000 and $2,217,000 is included with deferred income taxes as of October 3, 2010 and September 27, 2009, respectively. The valuation allowance decreased by $217,000 from fiscal 2009 to fiscal 2010, decreased by $336,000 from fiscal 2008 to fiscal 2009 and increased by $1,117,000 from fiscal 2007 to fiscal 2008. The allowance was developed based upon the uncertainty of the realization of certain state and foreign deferred tax assets related to net operating losses and credits. Although realization is not assured for the remaining deferred tax assets, it is considered more likely than not the deferred tax assets will be realized through future taxable earnings.

Undistributed earnings of the Company's foreign operations amount to approximately $25.7 million at October 3, 2010. Of those earnings, approximately $12.4 million are considered to be indefinitely reinvested and accordingly, no provision for U.S. federal and state income taxes is required to be provided thereon. If those earnings were distributed, the Company would be subject to U.S. federal taxes and withholding taxes payable to the various foreign countries of approximately $4.5 million.

The following table provides a reconciliation of the unrecognized tax liability for fiscal years 2010, 2009 and 2008 (in thousands):

	2010	2009	2008
Gross taxes at beginning of year	$3,956	$ 5,036	$ 7,089
Additions based on tax positions related to the current year	—	—	—
Additions for tax positions of prior years	876	510	239
Reductions for tax positions of prior years	(728)	(1,590)	(792)
Reductions for settlements	—	—	—
Reductions for deposits made	—	—	(1,500)
Gross taxes at end of year	4,104	3,956	5,036
Accumulated interest	1,347	1,239	1,400
Federal tax benefit of state income tax deduction	(229)	(192)	(289)
Balance included in the Consolidated Balance Sheets at end of year	$5,222	$ 5,003	$ 6,147

Because of the impact of deferred tax accounting, other than penalties, the disallowance of the above positions would not affect the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

13. INDUSTRY SEGMENT INFORMATION

The Company operates primarily in two businesses: retail grocery (including the real estate and store development activities of the Company) – Harris Teeter and industrial thread (textile primarily), including technical textiles and embroidery thread – A&E. Harris Teeter operates a regional chain of supermarkets in the southeastern United States. A&E manufactures and distributes sewing thread for the apparel and other markets, technical textiles and embroidery thread throughout their global operations. The Company evaluates performance of its two businesses utilizing various measures which are based on operating profit.

Summarized financial information for fiscal years 2010, 2009 and 2008 is as follows (in millions):

	Industrial Thread	Retail Grocery	Corporate (1)	Consolidated
2010				
Net Sales	$301.1	$4,099.4		$4,400.5
Gross Profit	72.4	1,227.5		1,299.9
Operating Profit (Loss)	19.5	181.6	$(3.1)	198.0
Assets Employed at Year End	264.3	1,471.9	153.7	1,889.9
Depreciation and Amortization	13.6	121.5	0.2	135.3
Capital Expenditures	3.9	106.7	21.5	132.1
2009				
Net Sales	$250.8	$3,827.0		$4,077.8
Gross Profit	47.9	1,169.5		1,217.4
Operating Profit (Loss)	(14.6)	175.6	$(6.1)	154.9
Assets Employed at Year End	261.4	1,463.5	119.4	1,844.3
Depreciation and Amortization	15.6	109.8	0.1	125.5
Capital Expenditures	2.5	206.7	—	209.2
2008				
Net Sales	$327.6	$3,664.8		$3,992.4
Gross Profit	69.6	1,138.8		1,208.4
Operating Profit (Loss)	2.3	177.8	$(6.3)	173.8
Assets Employed at Year End	291.4	1,306.2	98.8	1,696.4
Depreciation and Amortization	17.9	96.4	0.1	114.4
Capital Expenditures	7.3	192.2	—	199.5

(1) Corporate Operating Profit (Loss) includes a portion of compensation and benefits of holding company employees and certain other costs that are not related to the operating companies. Operating profit of the operating companies include all direct expenses and the common expenses incurred by the holding company on behalf of its operating subsidiaries. Corporate Assets Employed include investments in certain property and equipment, cash equivalents and life insurance contracts to support corporate-wide operations and benefit programs.

Geographic information for the Company's fiscal years is based on the operating locations where the items were produced or distributed as follows (in thousands):

	2010	2009	2008
Net Revenues – Domestic United States	$4,237,142	$3,940,608	$3,810,635
Net Revenues – Foreign	163,308	137,214	181,762
	$4,400,450	$4,077,822	$3,992,397
Net Long-Lived Assets – Domestic United States	$1,088,527	$1,088,602	$ 978,363
Net Long-Lived Assets – Foreign	32,794	36,238	40,625
	$1,121,321	$1,124,840	$1,018,988

14. EMPLOYEE BENEFIT PLANS

The Company maintains various retirement benefit plans for substantially all domestic full-time employees of the Company and its subsidiaries. These plans include the Ruddick Retirement and Savings Plan ("Savings Plan") which is a defined contribution retirement plan, the Ruddick Corporation Employees' Pension Plan ("Pension Plan") which is a qualified non-contributory defined benefit plan and the Supplemental Executive Retirement Plan

("SERP") which is a non-qualified supplemental defined benefit pension plan for certain executive officers. Effective September 30, 2005, participation in the Pension Plan was closed to new entrants and frozen for all participants, with certain transition benefits provided to those participants that had achieved specified age and service levels on December 31, 2005.

Substantially all domestic full-time employees of the Company and its subsidiaries participate in one of the Company sponsored retirement plans. Employees in foreign subsidiaries participate to varying degrees in local pension plans, which, in the aggregate, are not significant. Employee retirement benefits or Company contribution amounts under the various plans are a function of both the years of service and compensation for a specified period of time before retirement. The Company's current funding policy for the Pension Plan is to contribute annually the amount required by regulatory authorities to meet minimum funding requirements and an amount to increase the funding ratios over future years to a level determined by its actuaries to be effective in reducing the volatility of contributions.

The Company's fiscal year end is used as the measurement date for Company-sponsored defined benefit plans. The following table sets forth the change in the benefit obligation and plan assets, as well as the funded status and amounts recognized in the Company's consolidated balance sheets at October 3, 2010 and September 27, 2009 for the Pension Plan and SERP (in thousands):

	Pension Plan		SERP	
	2010	2009	2010	2009
Change in benefit obligation:				
Benefit obligation at the beginning of year	$ 327,436	$ 228,719	$ 39,929	$ 27,450
Service cost	1,730	310	754	664
Interest cost	18,523	18,181	2,201	2,119
Actuarial loss	38,972	91,251	1,018	10,931
Special termination benefits	—	192	—	—
Benefits paid	(11,874)	(11,217)	(1,232)	(1,235)
Pension benefit obligation at end of year	374,787	327,436	42,670	39,929
Change in plan assets:				
Fair value of assets at the beginning of year	199,305	211,863	—	—
Actual return on plan assets	24,120	(7,463)	—	—
Employer contribution	22,000	7,500	1,232	1,235
Benefits paid	(11,875)	(11,217)	(1,232)	(1,235)
Non-investment expenses	(1,538)	(1,378)	—	—
Fair value of assets at end of year	232,012	199,305	—	—
Funded status	(142,775)	(128,131)	(42,670)	(39,929)
Unrecognized net actuarial loss	195,903	169,477	12,054	12,412
Unrecognized prior service cost	221	353	1,797	2,044
Prepaid (accrued) benefit cost	$ 53,349	$ 41,699	$(28,819)	$(25,473)
Amounts recognized in the Consolidated Balance Sheets consist of:				
(Prepaid) Accrued benefit liability	$ (53,349)	$ (41,699)	$ 28,819	$ 25,473
Accumulated other comprehensive income	196,124	169,830	13,851	14,456
Net amount recognized	$ 142,775	$ 128,131	$ 42,670	$ 39,929

The Company's defined benefit pension plans had projected and accumulated benefit obligations in excess of the fair value of plan assets as follows (in thousands):

	Pension Plan		SERP	
	2010	2009	2010	2009
Projected benefit obligation	$374,787	$327,436	$42,670	$39,929
Accumulated benefit obligation	334,368	288,937	35,569	28,133
Fair value of plan assets	232,012	199,305	—	—

A minimum pension liability adjustment is required when the projected benefit obligation exceeds the fair value of plan assets and accrued pension liabilities. This adjustment also requires the elimination of any previously recorded pension assets. The minimum liability adjustment, net of tax benefit, is reported as a component of other comprehensive income and included in the Statements of Consolidated Shareholders' Equity and Comprehensive Income. Net periodic pension expense for the Company's defined benefit pension plans for fiscal 2011 is expected to include approximately $14.2 million of amortization related to the accumulated net actuarial losses as of October 3, 2010.

Net periodic pension expense for the Company's defined benefit pension plans for fiscal years 2010, 2009 and 2008 included the following components (in thousands):

Pension Plan	2010	2009	2008
Service cost	$ 1,730	$ 310	$ 1,588
Interest cost	18,523	18,181	17,010
Expected return on plan assets	(19,479)	(18,555)	(18,598)
Amortization of prior service cost	133	155	220
Recognized net actuarial loss	9,443	—	4,424
Net periodic pension expense	$ 10,350	$ 91	$ 4,644
SERP			
Service cost	$ 754	$ 664	$ 822
Interest cost	2,201	2,119	1,889
Amortization of prior service cost	247	247	248
Recognized net actuarial loss	1,376	—	461
Net periodic pension expense	$ 4,578	$ 3,030	$ 3,420

Net periodic pension expense for the Company's defined benefit pension plans is determined using assumptions as of the beginning of each year and the market-related value of plan assets that recognizes changes in fair value in a systematic and rational manner over five years. The projected benefit obligation and related funded status are determined using assumptions as of the end of each year. The following table summarizes the assumptions utilized:

	2010	2009	2008
Weighted Average Discount Rate – Pension Plan	5.05%	5.75%	7.90%
Weighted Average Discount Rate – SERP	4.65%	5.60%	7.90%
Rate of Increase in Future Payroll Costs:			
Pension Plan	3.0% - 8.0%*	3.0% - 8.0%*	3.0% - 8.0%*
SERP	6.0%	6.0%	6.0%
Assumed Long-Term Rate of Return on Assets (Pension Plan only)	8.00%	8.00%	8.00%

* Rate varies by age, with higher rates associated with lower aged participants.

Discount rates are based on the expected timing and amounts of the expected employer paid benefits and are established by reference to a representative yield curve of non-callable bonds with a credit rating of Aa and above with durations similar to the pension liabilities. The weighted average discount rate utilized at the end of fiscal 2010 of 5.05% for the Pension Plan represented a decrease of 70 basis points over fiscal 2009 and increased the recorded pension liabilities, under-funded status and unrecognized net actuarial loss as of the end of fiscal 2010.

Expected long-term return on plan assets is estimated by asset class and is generally based on historical returns, volatilities and risk premiums. Based upon the plan's asset allocation, composite return percentiles are developed upon which the plan's expected long-term rate of return is based.

The SERP is unfunded, with benefit payments being made from the Company's general assets. Assets of the Pension Plan are invested in directed trusts. The following table sets forth by level, within the fair value hierarchy, the Pension Plan's assets at fair value as of the fiscal year end:

	Fair Value	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair Value Measurement at October 3, 2010:				
Cash and Cash Equivalents	$ 4,013	$ 4,013	$ —	$—
Common Collective Trust Funds	95,829	—	95,829	—
Fixed Income Securities	44,259	44,259	—	—
Asset-Backed Securities	11,461	—	11,461	—
Equities	19,546	19,546	—	—
Hedge Funds	29,866	—	29,866	—
Mutual Funds	25,080	25,080	—	—
Group Annuity Contract	1,958	—	1,958	—
Total Assets	$232,012	$92,898	$139,114	$—
Fair Value Measurement at September 27, 2009:				
Cash and Cash Equivalents	$ 3,354	$ 3,354	$ —	$—
Common Collective Trust Funds	90,009	—	90,009	—
Fixed Income Securities	28,047	28,047	—	—
Asset-Backed Securities	17,958	—	17,958	—
Equities	12,111	12,111	—	—
Hedge Funds	28,882	—	28,882	—
Mutual Funds	16,985	16,985	—	—
Group Annuity Contract	1,959	—	1,959	—
Total Assets	$199,305	$60,497	$138,808	$—

Following is a description of the valuation methodologies used for pension assets measured at fair value.

Cash and Cash Equivalents – Fair values of cash equivalents are largely provided by independent pricing services.

Common Collective Trust Funds – These investments are public investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The investment is classified within level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Fixed Income Securities and Equities – These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Asset-Backed Securities – Prices are based on a compilation of primarily observable market information or a broker quote in a non-active market.

Hedge Funds – These investments are in a private investment fund that uses proprietary trading methods to seek returns. It is valued using the NAV provided by the manager of the fund. The investment is classified within Level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active.

Mutual Funds – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Group Annuity Contract – Fair value is calculated by discounting the related cash flow based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issues.

Assets in the directed trusts by investment classification as of the fiscal year end were as follows:

Asset Class	2010	2009
Fixed income	40.6%	40.2%
Domestic equities	31.5	31.5
International equities	10.4	8.1
Alternative Investments – Real Estate	1.8	3.1
Alternative Investments – Hedge Funds	12.8	3.4
Guaranteed investment contracts	0.9	1.0
Cash equivalents	2.0	12.7
	100.0%	100.0%

Investments in the pension trust are overseen by the Retirement Plan Committee which is made up of officers of the Company and directors. The Company has developed an Investment Policy Statement based on the need to satisfy the long-term liabilities of the Pension Plan. The Company seeks to maximize return with reasonable and prudent levels of risk. Risk management is accomplished through diversification across asset classes, multiple investment manager portfolios and both general and portfolio-specific investment guidelines. The general asset guidelines by segment are as follows:

Asset Class	Minimum Exposure	Target	Maximum Exposure
Investment grade fixed income and cash equivalents	30.0%	40.0%	50.0%
Domestic equities:	25.0	40.0	55.0
Large cap value	3.0	9.0	20.0
Large cap growth	3.0	9.0	20.0
Large cap core	3.0	10.0	20.0
Small cap value	0.0	6.0	12.0
Small cap growth	0.0	6.0	12.0
International equities:	5.0	10.0	15.0
International growth	0.0	5.0	10.0
International value	0.0	5.0	10.0
Alternative Investments:	0.0	10.0	20.0
Real Estate	0.0	5.0	10.0
Hedge Funds	0.0	5.0	10.0

Managers are expected to generate a total return consistent with their philosophy, offer protection in down markets and achieve a rate of return which ranks in the top 40% of a universe of similarly managed portfolios and outperforms a target index, net of expenses, over rolling three year periods.

The Investment Policy Statement contains the following guidelines:

— Categorical restrictions such as limiting the average weighted duration of fixed income investments, limiting the aggregate amount of American Depository Receipts (ADRs), no direct foreign currency speculation, limited foreign exchange contracts, and limiting the use of derivatives;

- Portfolio restrictions that address such things as investment restrictions, proxy voting, and brokerage arrangements; and
- Asset class restrictions that address such things as single security or sector concentration, capitalization limits and minimum quality standards.

The Company plans to contribute $36.0 million to the Pension Plan and approximately $1.3 million to the SERP during fiscal 2011. The Company's contribution to the SERP represents the benefit payments made during the fiscal year.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the Company's defined benefit pension plans (in thousands):

	Pension Plan	SERP
2011	$ 13,110	$ 1,271
2012	14,032	1,354
2013	15,029	1,584
2014	16,006	2,059
2015	16,992	2,028
Years 2016-2020	101,622	13,620

The Savings Plan is a defined contribution retirement plan pursuant to Section 401(k) of the Internal Revenue Code, and was authorized for the purpose of providing retirement benefits for employees of the Company. The Company provides a matching contribution based on the amount of eligible compensation contributed by the associate and an automatic retirement contribution based on age and years of service.

The Company has certain deferred compensation arrangements which allow, or allowed in prior years, its directors, officers and selected key management personnel to forego the receipt of earned compensation for specified periods of time. These arrangements include (1) a directors' compensation deferral plan, funded in a rabbi trust, the benefit and payment under such plan being made in the Company's common stock that has historically been purchased on the open market, (2) a key management deferral plan, unfunded, the benefit liability under such plan determined on the basis of the performance of selected market investment indices, and (3) other compensation deferral arrangements, unfunded and only available to directors and select key management in prior years, the benefit liability for which is determined based on fixed rates of interest.

Expense associated with the Savings Plan, deferred compensation arrangements and other plans, were as follows (in thousands):

	2010	2009	2008
Savings Plan	$21,135	$21,608	$19,189
Deferred Compensation and other	1,458	1,734	394

15. COMPUTATION OF EARNINGS PER SHARE (EPS)

The following table details the computation of EPS for fiscal years 2010, 2009 and 2008 (in thousands except per share data):

	2010	2009	2008
Basic EPS:			
Net income	$112,041	$85,964	$96,752
Weighted average common shares outstanding	48,215	47,964	47,824
Basic EPS	$ 2.32	$ 1.79	$ 2.02
Diluted EPS:			
Net income	$112,041	$85,964	$96,752
Weighted average common shares outstanding	48,215	47,964	47,824
Net potential common share equivalents – stock options	77	119	260
Net potential common share equivalents – stock awards	308	254	211
Weighted average common shares outstanding	48,600	48,337	48,295
Diluted EPS	$ 2.31	$ 1.78	$ 2.00
Excluded from the calculation of common share equivalents:			
Anti-dilutive common share equivalents – stock options	10	10	6
Anti-dilutive common share equivalents – stock awards	—	—	—

Stock awards that are based on performance are excluded from the calculation of potential common share equivalents until the performance criteria are met. Accordingly, the impact of 139,000, 137,000 and 139,000 performance shares for the fiscal years 2010, 2009 and 2008, respectively, were excluded from the computation of diluted shares.

16. COMMITMENTS AND CONTINGENCIES

The Company is involved in various lawsuits and environmental and patent matters arising in the normal course of business. Management believes that such matters will not have a material effect on the financial condition or results of operations of the Company.

See Note 6 above in this Item 8 for additional commitments and contingencies.

17. QUARTERLY INFORMATION (UNAUDITED)

The Company's stock is listed and traded on the New York Stock Exchange. The following table sets forth certain financial information, the high and low sales prices and dividends declared for the common stock for the periods indicated (in millions, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2010 Operating Results					
Net Sales	$1,040.5	$1,071.4	$1,098.6	$1,190.0	$4,400.5
Gross Profit	306.6	320.2	323.7	349.4	1,299.9
Net Income	23.7	27.5	28.9	31.9	112.0
Net Income Per Share:					
Basic	0.49	0.57	0.60	0.66	2.32
Diluted	0.49	0.57	0.59	0.66	2.31
Dividend Per Share	0.12	0.12	0.12	0.12	0.48
Market Price Per Share:					
High	29.60	32.57	38.16	37.90	38.16
Low	24.55	25.06	31.48	30.29	24.55
2009 Operating Results (1)					
Net Sales	$ 995.0	$1,010.0	$1,024.9	$1,047.9	$4,077.8
Gross Profit	300.9	304.9	305.2	306.4	1,217.4
Net Income	22.9	22.9	16.5	23.7	86.0
Net Income Per Share:					
Basic	0.48	0.48	0.34	0.49	1.79
Diluted	0.47	0.48	0.34	0.49	1.78
Dividend Per Share	0.12	0.12	0.12	0.12	0.48
Market Price Per Share:					
High	33.74	29.20	26.87	28.00	33.74
Low	23.81	18.86	22.00	21.77	18.86

(1) Fiscal 2009 operating results include non-cash charges of $9,891,000 ($6,099,000 after tax benefits, or $0.13 per diluted share) related to goodwill and long-lived asset impairments recorded by A&E in the third quarter of fiscal 2009.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

(a) Evaluation of disclosure controls and procedures. As of October 3, 2010, an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's annual report on internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of October 3, 2010, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on that assessment, management concluded that, as of October 3, 2010, the Company's internal control over financial reporting is effective based on the criteria established in *Internal Control-Integrated Framework*.

(c) Attestation report of the registered public accounting firm. The effectiveness of the Company's internal control over financial reporting as of October 3, 2010 has been audited by KPMG, LLP, an independent registered public accounting firm. Their report, which appears in Item 8, Financial Statement and Supplementary Data included herein, expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of October 3, 2010.

(d) Changes in internal control over financial reporting. During the Company's fourth fiscal quarter of 2010, there has been no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

For information required by this item regarding executive officers, refer to "Executive Officers of the Registrant" in Item 4A hereof. Other information required by this item including regarding directors is incorporated herein by reference to the sections entitled "Proposal 1: Election of Directors," "Nominees for Election as Director," "Committees of the Board of Directors," "Corporate Governance Matters: Audit Committee Financial Expert," and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement to be filed with the Securities and Exchange Commission with respect to the Company's 2011 Annual Meeting of Shareholders (the "2011 Proxy Statement").

Code of Ethics and Code of Business Conduct and Ethics

The Company has adopted a written Code of Ethics (the "Code of Ethics") that applies to our Chairman of the Board, President and Chief Executive Officer, Vice President-Finance and Chief Financial Officer and our Vice President and Treasurer. The Company has also adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all employees, officers and directors of the Company as well as any subsidiary company officers that are executive officers of the Company. Each of our operating subsidiaries maintains a code of ethics tailored to their businesses. The Code of Ethics and Code of Conduct are available on the Company's website, www.ruddickcorp.com, under the "Corporate Governance" caption, and print copies are available to any shareholder that requests a copy. Any such requests should be directed to: Ruddick Corporation, 301 South Tryon Street, Suite 1800, Charlotte, North Carolina 28202, Attention: Secretary of the Company. Any amendments to the Code of Ethics or Code of Conduct, or any waivers of the Code of Ethics, or any waiver of the Code of Conduct for directors or executive officers, will be disclosed on the Company's website promptly following the date of such amendment or waiver. Information on the Company's website, however, does not form a part of this Form 10-K.

Corporate Governance Guidelines and Committee Charters

In furtherance of its longstanding goal of providing effective governance of the Company's business and affairs for the benefit of shareholders, the Board of Directors of the Company has approved Corporate Governance Guidelines. The Guidelines contain general principles regarding the functions of the Company's Board of Directors. The Guidelines are available on the Company's website referenced above and print copies are available to any shareholder that requests a copy. In addition, committee charters for the Company's Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are also included on the Company's website and print copies are available to any shareholder that requests a copy in accordance with the procedures set forth above.

Item 11. *Executive Compensation*

The information required by this item is incorporated herein by reference to the sections entitled "Proposal 1: Election of Directors-Directors' Fees and Attendance," "Compensation Committee Interlocks and Insider Participation in Compensation Decisions," "Report of the Compensation Committee," "Compensation Discussion and Analysis," "Compensation Policies and Practices as they Related to Risk Management," and "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2011 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this item is incorporated herein by reference to the sections entitled "Principal Shareholders" and "Proposal 1: Election of Directors-Beneficial Ownership of Company Stock" and "Equity Compensation Plan Information" in the 2011 Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is incorporated herein by reference to the sections entitled "Transactions with Related Persons and Certain Control Persons" and "Corporate Governance Matters – Director Independence" in the 2011 Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is incorporated herein by reference to the section entitled "Ratification of the Independent Registered Public Accounting Firm" in the 2011 Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this report:

	Page
(1) Financial Statements:	
Reports of Independent Registered Public Accounting Firm	29
Consolidated Balance Sheets, October 3, 2010 and September 27, 2009	31
Statements of Consolidated Operations for the fiscal years ended October 3, 2010, September 27, 2009, and September 28, 2008	32
Statements of Consolidated Shareholders' Equity and Comprehensive Income for the fiscal years ended October 3, 2010, September 27, 2009, and September 28, 2008	33
Statements of Consolidated Cash Flows for the fiscal years ended October 3, 2010, September 27, 2009, and September 28, 2008	35
Notes to Consolidated Financial Statements	36
(2) Financial Statement Schedules: The following report and financial statement schedules are filed herewith:	
Schedule I – Valuation and Qualifying Accounts and Reserves	
All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes thereto.	S-1

(3) *Index to Exhibits:* The following exhibits are filed with this report or, as noted, incorporated by reference herein.

Exhibit Number	Description of Exhibit
3.1*	Restated Articles of Incorporation of the Company, dated December 14, 2000, incorporated herein by reference to Exhibit 3.1 of the registrant's Annual Report on Form 10-K for the fiscal year ended October 1, 2000 (Commission File No. 1-6905).
3.2*	Amended and Restated Bylaws of Ruddick Corporation, incorporated herein by reference to Exhibit 3.1 of the registrant's Current Report on Form 8-K dated February 21, 2008 (Commission File No. 1-6905).
4.1*	$50,000,000 6.48% Series A Senior Notes due March 1, 2011 and $50,000,000 Private Shelf Facility dated March 1, 1996 between Ruddick Corporation and The Prudential Insurance Company of America, incorporated herein by reference to Exhibit 4.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996 (Commission File No. 1-6905).
4.2*	$50,000,000 7.55% Senior Series B Notes due July 15, 2017 and $50,000,000 7.72% Series B Senior Notes due April 15, 2017 under the Note Purchase and Private Shelf Agreement dated April 15, 1997 between Ruddick Corporation and The Prudential Insurance Company of America, incorporated herein by reference to Exhibit 4.3 of the registrant's Annual Report on Form 10-K for the fiscal year period ended September 28, 1997 (Commission File No. 1-6905).

Exhibit Number	Description of Exhibit
4.3*	Credit Agreement, dated December 20, 2007, among Ruddick Corporation, as Borrower, Wachovia Bank, National Association, Branch Banking and Trust Company, Regions Bank, Bank of America, N.A., JPMorgan Chase Bank, N.A., RBC Centura, CoBank, AgFirst Farm Credit Bank, U.S. AgBank, Farm Credit Bank of Texas and GreenStone Farm Credit Services, ACA, as Lenders, and Wachovia Bank, National Association, as administrative agent for the Lenders, incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K dated December 20, 2007 (Commission File No. 1-6905).
	The Company has other long-term debt but has not filed the instruments evidencing such debt as part of Exhibit 4 as none of such instruments authorize the issuance of debt exceeding 10 percent of the total consolidated assets of the Company. The Company agrees to furnish a copy of each such agreement to the Commission upon request.
10.1*	Ruddick Supplemental Executive Retirement Plan, as amended and restated, incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K dated December 9, 2008 (Commission File No. 1-6905).**
10.2*	Resolutions adopted by the Board of Directors of the Company and the Plan's Administrative Committee with respect to benefits payable under the Company's Supplemental Executive Retirement Plan to Alan T. Dickson and R. Stuart Dickson, incorporated herein by reference to Exhibit 10.3 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 1991 (Commission File No. 1-6905).**
10.3*	Deferred Compensation Plan for Key Employees of Ruddick Corporation and subsidiaries, as amended and restated, incorporated herein by reference to Exhibit 10.5 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1990 (Commission File No. 1-6905).**
10.4*	1993 Incentive Stock Option and Stock Appreciation Rights Plan, incorporated herein by reference to Exhibit 10.7 of the registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 1993 (Commission File No. 1-6905).**
10.5*	Description of the Ruddick Corporation Long Term Key Management Incentive Program, incorporated herein by reference to Exhibit 10.7 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 1991 (Commission File No. 1-6905).**
10.6*	Ruddick Corporation Irrevocable Trust for the Benefit of Participants in the Long Term Key Management Incentive Program, incorporated herein by reference to Exhibit 10.9 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1990 (Commission File No. 1-6905).**
10.7*	Rights Agreement dated November 16, 2000 by and between the Company and First Union National Bank, incorporated herein by reference to Exhibit 10.9 of the registrant's Annual Report on Form 10-K for the fiscal year ended October 1, 2000 (Commission File No. 1-6905).
10.8*	Ruddick Corporation Senior Officers Insurance Program Plan Document and Summary Plan Description, incorporated herein by reference to Exhibit 10.10 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 27, 1992 (Commission File No. 1-6905).**
10.9*	Ruddick Corporation 1995 Comprehensive Stock Option Plan (the "1995 Plan"), incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (Commission File No. 1-6905).**
10.10*	Ruddick Corporation 1997 Comprehensive Stock Option and Award Plan (the "1997 Plan"), incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 28, 1997 (Commission File No. 1-6905).**

Exhibit Number	Description of Exhibit
10.11*	Ruddick Corporation Director Deferral Plan, as amended and restated, incorporated herein by reference to Exhibit 10.3 of the registrant's Current Report on Form 8-K dated December 9, 2008 (Commission File No. 1-6905).**
10.12*	Ruddick Corporation Senior Officers Insurance Program, incorporated herein by reference to Exhibit 10.3 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1998 (Commission File No. 1-6905).**
10.13*	Ruddick Corporation 2000 Comprehensive Stock Option and Award Plan (the "2000 Plan"), incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2001 (Commission File No. 1-6905).**
10.14*	Description of retirement arrangement between the Company and each of Alan T. Dickson and R. Stuart Dickson effective May 1, 2002, incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 (Commission File No. 1-6905).**
10.15*	Ruddick Corporation Flexible Deferral Plan – Amendment and Restatement Effective July 1, 2009, incorporated herein by reference to Exhibit 10.2 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2009 (Commission File No. 1-6905).**
10.16*	Ruddick Corporation 2002 Comprehensive Stock Option and Award Plan (the "2002 Plan"), incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2003 (Commission File No. 1-6905).**
10.17*	Form of Ruddick Corporation Non-Employee Director Nonqualified Stock Option Agreement for use in connection with the 1995 Plan, 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.18*	Form of Ruddick Corporation Incentive Stock Option Award Agreement for use in connection with the 1995 Plan, 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.19*	Form of Ruddick Corporation Nonqualified Stock Option Agreement for use in connection with the 1995 Plan, 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.20*	Form of Ruddick Corporation Restricted Stock Award Agreement for use in connection with the 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.21*	Summary of Ruddick Corporation Executive Bonus Insurance Plan, incorporated by reference to Exhibit 10.26 of the registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 2004 (Commission File No. 1-6905).**
10.22*	Ruddick Corporation Supplemental Executive Retirement Plan for the benefit of Alan T. Dickson effective March 31, 2006, incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K dated March 31, 2006 (Commission File No. 1-6905).**
10.23*	Ruddick Corporation Supplemental Executive Retirement Plan for the benefit of R. Stuart Dickson effective March 31, 2006, incorporated herein by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K dated March 31, 2006 (Commission File No. 1-6905).**

Exhibit Number	Description of Exhibit
10.24*	Ruddick Corporation Cash Incentive Plan, incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K dated February 15, 2007 (Commission File No. 1-6905).**
10.25*	Addendum to the Ruddick Corporation 2002 Comprehensive Stock Option and Award Plan, incorporated herein by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K dated February 15, 2007 (Commission File No. 1-6905).**
10.26*	Change-in-Control and Severance Agreement dated September 19, 2007 between the registrant and Mr. Tomas W. Dickson, incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.27*	Change-in-Control and Severance Agreement dated September 19, 2007 between the registrant and Mr. John B. Woodlief, incorporated herein by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.28*	Change-in-Control and Severance Agreement dated September 19, 2007 between the registrant and Mr. Frederick J. Morganthall, II, incorporated herein by reference to Exhibit 10.3 of the registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.29*	Change-in-Control and Severance Agreement dated September 19, 2007 between the registrant and Mr. Fred A. Jackson, incorporated herein by reference to Exhibit 10.4 of the registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.30*	Ruddick Supplemental Executive Retirement Plan, Amendment No. 2 dated September 19, 2007, incorporated herein by reference to Exhibit 10.5 of the registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.31*	First Amendment to the Ruddick Corporation Director Deferral Plan, incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2009 (Commission File No. 1-6905).**
10.32*	Second Amendment to the Ruddick Corporation Director Deferral Plan, incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2009 (Commission File No. 1-6905).**
10.33*	Amendment No. 1 to the Ruddick Corporation Flexible Deferral Plan (Amended and Restated July 1, 2009), incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2010 (Commission File No. 1-6905).**
10.34+	Summary of Non-Employee Director Compensation.
21+	List of Subsidiaries of the Company.
23+	Consent of Independent Registered Public Accounting Firm.
31.1+	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2+	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1+	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2+	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Exhibit
101	The following materials from Ruddick Corporation's Annual Report on Form 10-K for the fiscal year ended October 3, 2010, formatted in eXtensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Statements of Consolidated Operations, (iii) the Statements of Consolidated Cash Flows and (iv) the Notes to Consolidated Financial Statements, tagged as blocks of text.

---

* Incorporated by reference.

** Indicates management contract or compensatory plan required to be filed as an Exhibit.

+ Indicates exhibits filed herewith and follow the signature pages.

(b) Exhibits

See (a) (3) above.

(c) Financial Statement Schedules

See (a) (2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUDDICK CORPORATION
(Registrant)

Dated: December 1, 2010

By: /s/ THOMAS W. DICKSON
Thomas W. Dickson,
Chairman of the Board, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ THOMAS W. DICKSON Thomas W. Dickson	Chairman of the Board, President and Chief Executive Officer and Director (Principal Executive Officer)	December 1, 2010
/s/ JOHN B. WOODLIEF John B. Woodlief	Vice President – Finance and Chief Financial Officer (Principal Financial Officer)	December 1, 2010
/s/ RONALD H. VOLGER Ronald H. Volger	Vice President and Treasurer (Principal Accounting Officer)	December 1, 2010
/s/ JOHN R. BELK John R. Belk	Director	December 1, 2010
/s/ JOHN P. DERHAM CATO John P. Derham Cato	Director	December 1, 2010
/s/ JAMES E. S. HYNES James E. S. Hynes	Director	December 1, 2010
/s/ ANNA S. NELSON Anna S. Nelson	Director	December 1, 2010
/s/ BAILEY W. PATRICK Bailey W. Patrick	Director	December 1, 2010
/s/ ROBERT H. SPILMAN, JR. Robert H. Spilman, Jr.	Director	December 1, 2010
/s/ HAROLD C. STOWE Harold C. Stowe	Director	December 1, 2010
/s/ ISAIAH TIDWELL Isaiah Tidwell	Director	December 1, 2010
/s/ WILLIAM C. WARDEN, JR. William C. Warden, Jr.	Director	December 1, 2010

RUDDICK CORPORATION AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the Fiscal Years Ended
October 3, 2010, September 27, 2009
and September 28, 2008 (in thousands)

COLUMN A	COLUMN B	COLUMN C	COLUMN D	COLUMN E
DESCRIPTION	BALANCE AT BEGINNING OF FISCAL YEAR	ADDITIONS CHARGED TO COSTS AND EXPENSES	DEDUCTIONS	BALANCE AT END OF PERIOD
Fiscal Year Ended September 28, 2008:				
Reserves deducted from assets				
to which they apply -				
Allowance For Doubtful Accounts	$3,962	$ 32	$1,175*	$2,819
Fiscal Year Ended September 27, 2009:				
Reserves deducted from assets				
to which they apply -				
Allowance For Doubtful Accounts	$2,819	$1,360	$ 489*	$3,690
Fiscal Year Ended October 3, 2010:				
Reserves deducted from assets				
to which they apply -				
Allowance For Doubtful Accounts	$3,690	$ 977	$1,194*	$3,473

* Represents accounts receivable balances written off as uncollectible, less recoveries.

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RUDDICK CORPORATION

301 S. Tryon Street, Suite 1800
Charlotte, North Carolina 28202

December 27, 2010

TO THE SHAREHOLDERS OF
RUDDICK CORPORATION

The Annual Meeting of the Shareholders of Ruddick Corporation (the "Company") will be held in the Auditorium, 12th Floor, Two Wells Fargo Center, 301 S. Tryon Street, Charlotte, North Carolina, on Thursday, February 17, 2011 at 10:00 A.M., local time.

Pursuant to rules promulgated by the Securities and Exchange Commission, we are providing access to our proxy materials over the Internet. On or about December 27, 2010, we will mail a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders of record and beneficial owners at the close of business on December 10, 2010. On the date of mailing of the Notice, all shareholders and beneficial owners will have the ability to access all of the proxy materials on a website referred to in the Notice. These proxy materials will be available free of charge.

You are cordially invited to attend the Annual Meeting of Shareholders in person. Even if you choose to attend in person, you are encouraged to review the proxy materials and vote your shares in advance of the meeting by Internet. The Notice will contain instructions to allow you to request copies of the proxy materials to be sent to you by mail. Any proxy materials sent to you will include a proxy card that will provide you with a telephone number you may call to cast your vote, or you may complete, sign and return the proxy card by mail. Your vote is extremely important, and we appreciate you taking the time to vote promptly.

Sincerely,
Thomas W. Dickson
Chairman of the Board of Directors,
President and Chief Executive Officer

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RUDDICK CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON
FEBRUARY 17, 2011

To our Shareholders:

The Annual Meeting of the Shareholders of your Company will be held in the Auditorium, 12th Floor, Two Wells Fargo Center, 301 S. Tryon Street, Charlotte, North Carolina, on Thursday, February 17, 2011, at 10:00 A.M., local time, for the following purposes:

1. To elect ten (10) directors to serve until the next Annual Meeting of Shareholders or until their respective successors are duly elected and qualified;
2. To consider and vote upon a proposal to approve the Ruddick Corporation 2011 Incentive Compensation Plan;
3. To consider and provide an advisory (non-binding) "Say on Pay" vote to approve the compensation of the Company's named executive officers as described in the Proxy Statement;
4. To consider and provide an advisory (non-binding) "Say on Frequency" vote to approve that the "Say on Pay" vote should occur at least once in every one (1), two (2) or three (3) years;
5. To ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending October 2, 2011; and
6. To transact such other business as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

Pursuant to the provisions of the North Carolina Business Corporation Act, December 10, 2010, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting, and accordingly, only holders of record of the common stock of Ruddick Corporation (the "Common Stock") at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and any adjournments thereof.

Your vote is extremely important. We appreciate you taking the time to vote promptly. After reading the Proxy Statement, please vote, at your earliest convenience by Internet, or request that proxy materials be sent to you by mail. If you request the proxy materials by mail, included therewith will be a proxy card with a telephone number you may call to cast your vote, or you may complete, sign and return the proxy card by mail.

YOUR SHARES CANNOT BE VOTED UNLESS YOU VOTE (I) BY INTERNET, (II) REQUEST PROXY MATERIALS BE SENT TO YOU THAT WILL INCLUDE A PROXY CARD WITH A TELEPHONE NUMBER YOU MAY CALL TO CAST YOUR VOTE, OR YOU MAY COMPLETE, SIGN AND RETURN THE PROXY CARD BY MAIL, OR (III) ATTEND THE ANNUAL MEETING AND VOTE IN PERSON.

By order of the Board of Directors.

Douglas J. Yacenda
Secretary

December 27, 2010

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RUDDICK CORPORATION

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
to be held on
February 17, 2011

This statement, first mailed or made available to shareholders on or about December 27, 2010, is furnished in connection with the solicitation by the Board of Directors of Ruddick Corporation (herein called the "Company") of proxies to be used at the Annual Meeting of Shareholders of the Company (the "Annual Meeting") to be held on Thursday, February 17, 2010, at 10:00 A.M., local time, in the Auditorium, 12th Floor, Two Wells Fargo Center, 301 S. Tryon Street, Charlotte, North Carolina, and at any adjournment or adjournments thereof. The principal executive offices of the Company are located at 301 S. Tryon Street, Suite 1800, Charlotte, North Carolina 28202.

In accordance with rules and regulations adopted by the Securities and Exchange Commission, instead of mailing a printed copy of our proxy materials to each shareholder of record, the Company is now furnishing proxy materials on the Internet. If you received a Notice of Internet Availability of Proxy Materials (the "Notice") by mail, you will not receive a printed copy of the proxy materials other than as described herein. Instead, the Notice will instruct you as to how you may access and review all of the important information contained in the proxy materials. The Notice also instructs you as to how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials or vote by telephone, you should follow the instructions for requesting proxy materials included in the Notice.

It is anticipated that the Notice will be sent to shareholders on or about December 27, 2010. This Proxy Statement and the form of proxy relating to the Annual Meeting will be made available via the Internet to shareholders on the date that the Notice is first sent.

The proxy may be revoked in writing by the person giving it at any time before it is exercised either by notice to the Company's Secretary or by submitting a proxy having a later date, or it may be revoked by such person by appearing at the Annual Meeting and electing to vote in person. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. Where specifications are not made, proxies will be voted (i) in favor of electing as directors of the Company the ten persons named in this Proxy Statement as nominees, each to serve until the next Annual Meeting of Shareholders or until their respective successors are duly elected and qualified, (ii) in favor of approving the Ruddick Corporation 2011 Incentive Compensation Plan, (iii) in favor of providing an advisory (non-binding) "Say on Pay" vote to approve the compensation of the Company's named executive officers as described in the Proxy Statement, (iv) in favor of providing an advisory (non-binding) "Say on Frequency" vote to approve that the "Say on Pay" votes should occur at least once in three (3) years, (v) in favor of ratification of the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending October 2, 2011, and (vi) in the discretion of the proxy holders on any other matters presented at the Annual Meeting.

The entire cost of soliciting these proxies will be borne by the Company. In addition to the delivery of the Notice by mail, the Company may request banks, brokers and other record holders, or a proxy solicitor acting on its behalf, to send proxies and proxy materials to the beneficial owners of the Company's Common Stock (the "Common Stock") and secure their voting instructions and will reimburse them for their reasonable expenses in so doing. The Company has not engaged a proxy solicitor to solicit proxies from shareholders; however, the Company retains the right to do so if it deems such solicitation necessary. Furthermore, the Company may also use one or more of its regular employees, who will not be specially compensated, to solicit proxies from the shareholders, either in person, by telephone or by special letter.

VOTING SECURITIES

Pursuant to the provisions of the North Carolina Business Corporation Act, December 10, 2010, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. Accordingly, only holders of the Common Stock of record at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting. On the record date, there were 49,143,393 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Each share is entitled to one vote on each matter expected to be presented at the Annual Meeting, including the election of directors.

The presence of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, present in person or represented by proxy, is necessary to constitute a quorum. Abstentions and "broker non-votes," if any, are counted as present and entitled to vote for purposes of determining a quorum.

Under the rules of the New York Stock Exchange Inc. (the "NYSE"), a bank, broker or other nominee holding the Company's shares in "street name" for a beneficial owner has discretion (but is not required) to vote the client's shares with respect to "routine" matters if the client does not provide voting instructions. The bank, broker or other nominee, however, is not permitted to vote the client's shares with respect to "non-routine" matters without voting instructions. A "broker non-vote" occurs when a bank, broker or other nominee does not vote on a particular proposal because that bank, broker or other nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

The proposal to elect directors, the advisory (non-binding) "Say on Pay" vote to approve the compensation of the Company's named executive officers, the advisory (non-binding) "Say on Frequency" vote to approve the frequency of the Say on Pay vote, and the proposal to approve the Ruddick Corporation 2011 Incentive Compensation Plan are considered non-routine matters under the NYSE rules, which means that your bank, broker or other nominee may not use its discretion to vote your shares held in street name on those matters without your express voting instructions.

The proposal to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm is considered a "routine" matter under the NYSE rules, which means that your bank, broker or other nominee will have discretionary authority to vote your shares held in street name on this matter. Accordingly, if you do not instruct your bank, broker or other nominee to vote your shares on this matter, the bank, broker or other nominee may either: (i) vote your shares on routine matters and cast a "broker non-vote" on non-routine matters, or (ii) leave your shares unvoted altogether.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the "beneficial ownership" of Common Stock by those persons known to the Company to be the beneficial owners of more than five percent of the Common Stock. The information provided for Neuberger Berman Group LLC, Southeastern Asset Management, Inc., BlackRock, Inc., River Road Asset Management, LLC and NFJ Investment Group LLC is based solely on the latest Schedule 13G reports each entity had filed with the Securities and Exchange Commission (the "SEC") as of October 31, 2010. For all other persons the information is provided as of October 31, 2010. The nature of beneficial ownership of the shares included is presented in the notes following the table.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percent of Class
T. Rowe Price Trust Company (2) Trustee of the Ruddick Retirement and Savings Plan Post Office Box 89000 Baltimore, Maryland 21289	4,472,838	9.15%
Neuberger Berman Group LLC (3) 605 Third Avenue New York, NY 10158	4,837,338	9.89%
Southeastern Asset Management, Inc. (4) 6410 Poplar Avenue, Suite 900 Memphis, Tennessee 38119	3,156,538	6.45%
BlackRock, Inc. (5) 40 East 52nd Street New York, NY 10022	2,880,273	5.89%
River Road Asset Management, LLC (6) 462 S. 4th Street, Suite 1600 Louisville, KY 40202	2,593,658	5.30%
NFJ Investment Group LLC (7) 2100 Ross Avenue, Suite 700 Dallas, TX 75201	2,583,300	5.28%

---

(1) "Beneficial Ownership" for purposes of the table, is determined according to the meaning of applicable securities regulations and based on a review of reports filed with the SEC pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(2) T. Rowe Price Trust Company, in its capacity as directed trustee, votes Common Stock held by the Ruddick Retirement and Savings Plan (the "RRSP") that have been allocated to individual accounts in accordance with the participants' instructions and does not vote allocated Common Stock as to which no instructions are received. Fiduciary Counselors Inc. ("FC") was engaged as an independent fiduciary with respect to the Common Stock held by the RRSP in order to, among other things, monitor the Company's financial condition to determine, in FC's sole discretion, whether holding Common Stock by the RRSP is no longer consistent with the Employee Retirement Income Security Act of 1974, as amended, and if it were to become no longer consistent, to determine when and in what manner to liquidate the shares. As such, FC filed a Schedule 13G with the SEC on February 16, 2010 claiming shared dispositive power over the shares held by the RRSP.

(3) Neuberger Berman Group LLC ("NBG") reported in its Schedule 13G/A filed with the SEC on February 17, 2010 that it had beneficial ownership of 4,837,338 shares, together with its affiliates Neuberger Berman LLC, Neuberger Berman Management LLC and Neuberger Berman Equity Funds. Neuberger Berman Group LLC had shared power to vote over 4,038,546 shares and shared power to dispose over 4,837,338 shares. Neuberger Berman LLC, a subsidiary of NBG, had shared power to vote over 4,038,546 shares and shared power to dispose over 4,837,338 shares. Neuberger Berman Management LLC, a subsidiary of NBG, had shared power to vote and shared power to dispose over 4,009,002 shares. Neuberger Berman Equity Funds had shared power to vote and shared power to dispose over 3,987,202 shares.

(4) Southeastern Asset Management, Inc. ("Southeastern"), an investment advisor registered under the Investment Advisors Act of 1940, stated in its Schedule 13G/A filed with the SEC on February 5, 2010 that it had shared power to vote and shared power to dispose over 3,107,459 shares with its client, Longleaf Partners Small-Cap Fund, an investment company registered under the Investment Company Act of 1940. Southeastern had sole power to dispose over 49,079 shares.

(5) BlackRock, Inc. ("BlackRock") reported in its Schedule 13G filed with the SEC on January 29, 2010, that it had sole power to vote and sole power to dispose over 2,880,273 shares.

(6) River Road Asset Management, LLC ("River Road"), an investment advisor registered under the Investment Advisors Act of 1940, stated in its Schedule 13G filed with the SEC on February 16, 2010 that it had sole power to vote over 2,197,245 shares and sole power to dispose over 2,593,658 shares.

(7) NFJ Investment Group LLC ("NFJ"), an investment advisor registered under the Investment Advisors Act of 1940, reported in its Schedule 13G filed with the SEC on February 12, 2010 that it had beneficial ownership of 2,583,300 shares, together with its affiliates Allianz Global Investors Management Partners LLC, Nicholas-Applegate Capital Management LLC, an investment advisor registered under the Investment Advisors Act of 1940, and Oppenheimer Capital LLC, an investment advisor registered under the Investment Advisors Act of 1940. NFJ had sole power to vote and sole power to dispose over 2,583,300 shares.

PROPOSAL 1

ELECTION OF DIRECTORS

Under the Company's Bylaws, the Board of Directors of the Company shall consist of not less than nine nor more than thirteen members, which number shall be fixed and determined from time to time by resolution of the Board of Directors. The number of directors currently is fixed at ten. All of the members of the Board of Directors will be elected annually to serve one year terms. At the Annual Meeting the shareholders will elect all ten members of the Board of Directors.

The Board of Directors has nominated the ten persons listed herein to be elected as directors at the Annual Meeting, each for a term of one year. All of the nominees are currently members of the Board of Directors.

It is intended that the persons named as proxies in the accompanying form of proxy will vote to elect as a director each of the ten nominees listed herein, each to serve until the next Annual Meeting of Shareholders or until such nominee's successor shall be elected and qualified to serve, in each case unless authority to so vote is withheld. Although the Board of Directors expects that each of the nominees will be available for election, in the event a vacancy in the slate of nominees is occasioned by death or other unexpected occurrence, it is intended that shares represented by proxies in the accompanying form will be voted for the election of a substitute nominee selected by the persons named in the proxy.

Once a quorum is present at the Annual Meeting, director nominees will be elected by a plurality of the votes cast. This means that the director nominee with the most votes for a particular seat on the Board of Directors is elected for that seat. You may vote "for" or "withheld" with respect to the election of directors. Only votes "for" or "withheld" are counted in determining whether a plurality has been cast in favor of a director. Abstentions are not counted for purposes of the election of directors.

Votes withheld from director nominees do not technically have the effect of an "against" vote with respect to the election of directors. However, in accordance with the Company's Corporate Governance Guidelines, each nominee for election to the Board of Directors has agreed in writing that if he or she receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote"), that he or she will, with no further action, immediately resign from the Board of Directors, effective upon acceptance of the resignation by the Board of Directors after its receipt of the recommendation of the Corporate Governance & Nominating Committee. Abstentions and broker non-votes are not considered "withheld" votes.

If a nominee is the subject of a Majority Withheld Vote, the Corporate Governance & Nominating Committee will promptly consider the resignation, and consider a range of possible responses based on the circumstances that led to the Majority Withheld Vote, if known, and make a recommendation to the Board of Directors. The Board of Directors then will decide whether or not to accept the resignation at its next regularly scheduled Board of Directors meeting, or, if a regularly scheduled meeting will not occur within 100 days of the date the election is certified by the inspector of elections, the Board of Directors will hold a special meeting to consider the matter.

Thereafter, the Board of Directors will promptly disclose the explanation of its decision in a Current Report on Form 8-K filed with the Securities and Exchange Commission.

A director who is the subject of a Majority Withheld Vote will not participate in the Corporate Governance & Nominating Committee's recommendation or the Board of Directors action regarding whether to accept (i) such director's resignation or (ii) the resignation of any other director who is then also the subject of a Majority Withheld Vote.

The Board of Directors recommends that the shareholders vote to elect all of the nominees as directors.

Set forth herein is the name of each nominee for election to the Board of Directors, as well as each such person's age, his or her current principal occupation (which has continued for at least the past five years unless otherwise indicated) together with the name and principal business of the company by which such person is employed, if any, the period during which such person has served as a director of the Company, all positions and offices that such person holds with the Company and such person's directorships over the past five years in other companies

with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or companies registered as an investment company under the Investment Company Act of 1940 and the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director of the Company.

Nominees for Election as Directors

JOHN R. BELK, age 51, has been President and Chief Operating Officer of Belk, Inc., retail merchants, since May 2004. Prior to that time, he served as President – Finance, Systems and Operations of Belk, Inc. from May 1998 to May 2004. Mr. Belk is also the Chairman of the Board of Trustees of Novant Health, Inc. and served as director of ALLTEL Corporation from 1996 to November 2007. Mr. Belk has broad experience in the management and oversight of a retail business. He brings significant expertise in retail business matters, strategic planning, risk management and corporate governance, which are important to our large and diversified company. He has been a director of the Company since 1997 and also serves as a director of Belk, Inc.

JOHN P. DERHAM CATO, age 60, has been the Chairman, President and Chief Executive Officer of The Cato Corporation, a specialty apparel retailer, since January 2004. Prior to that time, Mr. Cato was the President, Vice Chairman of the Board and Chief Executive Officer of The Cato Corporation from May 1999 to January 2004. Mr. Cato brings to the Board of Directors a breadth and depth of operations, management, and strategic planning experience in the retail industry. His background at The Cato Corporation and exposure to the textile industry in particular is directly relevant to the oversight of a large organization like the Company. Mr. Cato has been a director of the Company since November 2002 and also serves as a director of The Cato Corporation.

THOMAS W. DICKSON, age 55, is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company and has been Chairman of the Board of Directors since March 2006 and President and principal executive officer since February 1997. Before his election as President, he served as Executive Vice President of the Company from February 1996 to February 1997. Prior to that time, from February 1994 to February 1996 he served as President of, and from February 1991 to February 1994 he served as Executive Vice President of, American & Efird, Inc., a wholly owned subsidiary of the Company and one of the world's largest global manufacturers and distributors of industrial sewing thread, embroidery thread and technical textiles. Mr. Dickson brings executive decision making skills, operating and management experience, and broad supermarket, textile and real estate experience to the Board of Directors from his 30 years of experience with the Company and its subsidiaries. These experiences and Mr. Dickson's ongoing interaction with the Company's customers and suppliers provide the Board of Directors with, among other things, industry expertise important to the Company's businesses and a deep understanding of the Company's business and operations and the economic environment in which it operates. He has been a director of the Company since 1997.

JAMES E. S. HYNES, age 70, was the Chairman of the Board of Hynes Inc., a manufacturer's representative, from September 1986 until October 2000. As one of the most tenured directors, Mr. Hynes provides the Board of Directors with retailing and strategic planning expertise through his service on the board of Hynes Inc. His experiences dealing with major manufacturers of health and beauty products and large retailers are important to the Board of Directors' oversight of strategic planning. He has been a director of the Company since 1983 and serves as Chairman of the Board of Commissioners of Carolinas HealthCare System, one of the Southeast's leading healthcare systems.

ANNA SPANGLER NELSON, age 48, has been Chairman of Spangler Companies, Inc. (formerly known as Golden Eagle Industries, Inc.), a private investment company, since January 2005. Ms. Nelson has been a general partner of the Wakefield Group, a venture capital company, since September 1988. From these experiences, Ms. Nelson brings knowledge of financial products and investments that assists the Board of Directors in overseeing the financial management and risk management practices of the Company. Ms. Nelson has been a director of the Company since 1998.

BAILEY W. PATRICK, age 49, has been Managing Partner of Merrifield Patrick Vermillion, LLC, a company involved in commercial real estate, brokerage and development, since July 2010. Mr. Patrick was the President of Bissell Patrick LLC, which was also involved in commercial real estate, brokerage and development, from

September 1998 until December 2009, at which time Bissell Patrick LLC merged into Merrifield Patrick LLC. Mr. Patrick was Managing Partner of Merrifield Patrick LLC from January 2010 until July 2010, at which time Merrifield Patrick merged to form Merrifield Patrick Vermillion LLC. Mr. Patrick has been a director of the Company since August 2003 and serves as a director of The Cato Corporation. Mr. Patrick brings a breadth and depth of operations and strategic planning experience to the Board of Directors, including real estate development experience, from his leadership at Bissell Patrick LLC. Mr. Patrick's background particularly assists the Board of Directors in overseeing the Company's real estate functions and expansions.

ROBERT H. SPILMAN, JR., age 54, has been the President and Chief Executive Officer of Bassett Furniture Industries, Incorporated, a furniture manufacturer and distributor, since March 2000. Mr. Spilman has been a director of the Company since August 2002 and also serves as a director of Bassett Furniture Industries, Incorporated and Dominion Resources, Inc. Through his management experience at Basset Furniture Industries, Incorporated, a vertically integrated manufacturer, importer and retailer of home furnishings operating a network of licensed and corporate stores, Mr. Spilman provides the Board of Directors with sales, operations, risk management, strategic planning and corporate governance expertise that is important to the oversight of the Company.

HAROLD C. STOWE, age 64, has been the managing member of Stowe-Monier Management, LLC, a venture capital management company since August 2008. Prior to that time, he served as the Interim Dean of Development at the Wall College of Business Administration of Coastal Carolina University from June 2007 to August 2008. Prior to that time, Mr. Stowe was the President and Chief Executive Officer of Canal Holdings, LLC, a real estate and asset management company, from October 2001 to March 2006. Prior to that time, he was the President and Chief Executive Officer of Canal Industries, Inc., a forest products company, from March 1997 until October 2001. Mr. Stowe is also the Chairman of the Board of the Waccamaw Community Foundation and serves on the Board of the South Carolina Education Oversight Committee. Mr. Stowe has a broad range of financial, banking, textile and management expertise, which provides the Board of Directors with valuable experience in its oversight of the financial reporting and corporate governance of the Company. Mr. Stowe has been a director of the Company since 1998 and also serves as a director of SCANA Corporation.

ISAIAH TIDWELL, age 65, was the Georgia Wealth Management Director and Executive Vice President of Wachovia Bank, N.A. from September 2001 to February 2005. Prior to that time, he served as the President, Georgia Banking, of Wachovia Bank from July 1999 to September 2001. Mr. Tidwell's extensive experience in retail banking operations and credit administration at Wachovia Bank provides the Board of Directors with significant financial and retail expertise important to the oversight of the Company's retail operations, financial reporting and enterprise risk management. Mr. Tidwell has been a director of the Company since 1999 and also serves as a director of Lance, Inc. and Lincoln National Corporation.

WILLIAM C. WARDEN, JR., age 58, was the Executive Vice President, Administration, of Lowes Companies, Inc. from February 1996 to February 2003. Mr. Warden's experience as an executive of a large retail organization provides the Board of Directors with expertise in the areas of real estate, engineering and construction, loss prevention and safety, internal audit, administration and legal that is relevant to the Company's businesses, developments and operations as well as the strategic planning functions of the Board of Directors. Mr. Warden has been a director of the Company since February 2008 and also serves as a director of Bassett Furniture Industries, Incorporated.

No director has a family relationship as close as first cousin with any other executive officer, director or nominee for director of the Company.

Directors' Fees and Attendance

The Company compensated each director elected to the Board of Directors at the Company's 2010 Annual Meeting of Shareholders who was not an employee of the Company or its subsidiaries via an annual fee in the amount of $34,000 for services as a director. Directors also receive a meeting fee for each Board of Directors or committee meeting attended. The meeting fee was $2,000 per meeting in the fiscal year ended October 3, 2010 ("Fiscal 2010"). The Chairman of the Audit Committee was paid an annual fee of $6,000 in addition to the fees described herein.

Pursuant to the Ruddick Corporation Director Deferral Plan (the "Deferral Plan"), non-employee directors of the Company may generally defer the payment of the annual fee and/or board meeting fees. The fees deferred by a director under the Deferral Plan are converted into stock units and credited to the director's account as of the date such fees would have otherwise been paid to the director (the "Valuation Date"). The account of a director is credited with a number of stock units equal to the number of whole and fractional shares of Common Stock which the director would have received with respect to such fees if the fees had been paid in Common Stock, determined by dividing such fees by the average of the high and low sale price ("Average Price") of a share of Common Stock on the Valuation Date. Director's accounts are equitably adjusted for the amount of any dividends, stock splits or applicable changes in the capitalization of the Company. The Company uses a non-qualified trust to purchase and hold the Common Stock to satisfy the Company's obligation under the Deferral Plan, and the directors are general creditors of the Company in the event the Company becomes insolvent. Upon termination of service as a director or in the event of death, the number of stock units in the director's account are delivered and paid in the form of whole shares of Common Stock to the director or a designated beneficiary, plus the cash equivalent for any fractional shares. During Fiscal 2010, non-employee directors of the Company were also able to defer the payment of the annual fee and/or board meeting fees into the Ruddick Corporation Flexible Deferral Plan ("FDP"). The fees deferred by a director under the FDP are credited to the director's account as of the date such fees would have otherwise been paid to the director. The Company uses a non-qualified trust to purchase and hold the assets to satisfy the Company's obligation under the FDP, and the directors who are participants in the FDP are general creditors of the Company in the event the Company becomes insolvent. The account of a director is credited with a rate of return based on the performance of the investment options selected by the director. Participants in the FDP may designate the timing of the distributions of deferrals, either at a specific date prior to separation from service or at separation from service, and may designate the form of distribution, either in a lump sum or in installments. Additional details of the FDP are included under the heading "Compensation Discussion and Analysis – Flexible Deferral Plan."

Pursuant to the provisions of the Company's equity incentive plans, the Company has automatically granted to each new non-employee director upon his or her initial election as director a ten-year option to purchase 10,000 shares of Common Stock at an exercise price per share equal to the Average Price of the Common Stock on the date of grant of the option. These options are immediately vested on the date of the director's election.

In addition to the compensation discussed herein, the Company grants other incentive awards to its non-employee directors from time to time. At the meeting of the Board of Directors held on November 19, 2009 each of John R. Belk, John P. Derham Cato, Alan T. Dickson, James E. S. Hynes, Anna Spangler Nelson, Bailey W. Patrick, Robert H. Spilman, Jr., Harold C. Stowe, Isaiah Tidwell and William C. Warden, Jr., constituting all of the non-employee directors of the Company at the time of the meeting, were credited with a discretionary Company contribution of $14,000, which was paid into the Deferral Plan and converted into stock units, as described herein. The Company also provides $100,000 of term life insurance coverage for each non-employee director and certain perquisites as disclosed in the footnotes to the following table.

Mr. Alan T. Dickson retired from the Board of Directors effective as of the Annual Meeting of Shareholders held on February 18, 2010 and thus was a director during part of Fiscal 2010.

Director Compensation for 2010(1)

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(3)	Total ($)
John R. Belk	60,000	—	—	—	—	85	60,085
John P. Derham Cato	70,000	—	—	—	—	85	70,085
Alan T. Dickson (4)	16,000	—	—	—	—	38,393	54,393
James E. S. Hynes	60,000	—	—	—	—	85	60,085
Anna Spangler Nelson	68,000	—	—	—	—	85	68,085
Bailey W. Patrick	62,000	—	—	—	—	85	62,085
Robert H. Spilman, Jr.	54,000	—	—	—	—	85	54,085
Harold C. Stowe	76,000	—	—	—	—	85	76,085
Isaiah Tidwell	62,000	—	—	—	—	85	62,085
William C. Warden, Jr.	72,000	—	—	—	—	85	72,085

(1) Thomas W. Dickson, the Company's Chairman, President and Chief Executive Officer, is not included in this table because he is an employee of the Company and thus receives no compensation for his service as a director. The compensation received by Mr. Dickson as an employee of the Company is shown in the Summary Compensation Table for 2010 provided herein.

(2) There were no option awards granted to the Company's directors during Fiscal 2010. Amounts required to be reflected in this table are the aggregate grant date fair value, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718, related to options granted in Fiscal 2010. With respect to Mr. Thomas W. Dickson, please see "Outstanding Equity Awards at Fiscal Year-End for 2010" for a list of equity awards outstanding as of October 3, 2010. The assumptions used in the calculation of these amounts, if any, are included in the note entitled "Stock Options and Stock Awards" in the Notes to Consolidated Financial Statements included within the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 2010, except that for the purposes of this table the estimates of forfeitures related to service-based vesting conditions have been disregarded. Options are currently granted only upon initial election or appointment as director. The outstanding stock options for each director as of October 3, 2010 were as follows:

Outstanding Stock Option Awards at Fiscal Year-End for 2010

Name	Number
John R. Belk	6,000
John P. Derham Cato	12,000
Alan T. Dickson	0
James E. S. Hynes	6,000
Anna Spangler Nelson	6,000
Bailey W. Patrick	5,000
Robert H. Spilman, Jr.	14,000
Harold C. Stowe	6,000
Isaiah Tidwell	6,000
William C. Warden, Jr.	10,000

(3) Perquisites and personal benefits were less than $10,000 in aggregate for each director who served during Fiscal 2010, other than Alan T. Dickson. The Company paid premiums of $85 for a full year of term life insurance for each of the non-employee directors, other than for Alan T. Dickson. For Alan T. Dickson, the Company paid a premium of $36 in Fiscal 2010 until his coverage terminated at the time of his retirement as a director.

In addition, the perquisites and personal benefits received by Alan T. Dickson included $38,051, related to personal use of the Company's aircraft, and benefits of $306, related to International SOS travel services.

(4) Mr. Alan T. Dickson was a member of the Board of Directors only during part of Fiscal 2010 as he did not stand for re-election at the Annual Meeting of Shareholders held on February 18, 2010.

The Board of Directors held four (4) meetings during Fiscal 2010. Each director attended at least 75% of the aggregate number of meetings of the Board of Directors and all committees of the Board of Directors on which they served during Fiscal 2010, except for Mr. Robert H. Spilman, Jr., who attended 60% of such aggregate number of meetings of the Board and its committees on which he served.

Committees of the Board of Directors

As of October 3, 2010, the Company's Board of Directors had the following standing committees: (i) the Audit Committee, whose current members are Harold C. Stowe (Chair), John P. Derham Cato, Anna Spangler Nelson, Isaiah Tidwell and William C. Warden, Jr.; (ii) the Compensation Committee, whose current members are James E. S. Hynes (Chair), John R. Belk, John P. Derham Cato and Bailey W. Patrick; and (iii) the Corporate Governance & Nominating Committee, whose current members are Robert H. Spilman, Jr. (Chair), Anna Spangler Nelson, Isaiah Tidwell and William C. Warden, Jr. Included herein is a description of each committee of the Board of Directors.

Audit Committee: The Audit Committee discharges the Board of Director's responsibility relating to the oversight of (i) the integrity of the financial statements and internal controls of the Company, (ii) the compliance by the Company with legal and regulatory requirements, (iii) the outside auditor's independence and qualifications, and (iv) the performance of the Company's internal audit function and outside auditors. The Audit Committee, among other things, is responsible for the appointment, compensation and oversight of the independent auditors and reviews the financial statements, audit reports, internal controls and internal audit procedures. Each member of the Audit Committee has been determined to be an independent director, in accordance with the independence requirements of the Securities and Exchange Commission and the New York Stock Exchange. The Audit Committee was established in accordance with Section 3(a)(58)A of the Exchange Act. The Audit Committee met seven (7) times during Fiscal 2010.

Compensation Committee: The Compensation Committee assesses the Company's overall compensation programs and philosophies. Among other things, it and the Chairman of the Corporate Governance & Nominating Committee approve the goals and objectives relevant to the Chief Executive Officer's compensation and recommend to the independent members of the Board of Directors for their approval, the salary, incentive compensation and equity compensation of the Chairman of the Board of Directors, President and Chief Executive Officer. In addition, the Compensation Committee recommends to the Board of Directors for its approval, the salaries, incentive compensation and equity compensation for other executive officers. The Compensation Committee also reviews the salaries and incentive compensation for other Company officers and key employees of the Company's subsidiaries other than the executive officers of the Company. In addition, the Compensation Committee approves the annual bonus criteria under the Ruddick Corporation Cash Incentive Plan, the Addendum to the Ruddick Corporation 2002 Comprehensive Stock Option and Award Plan (the "Addendum") and, if approved by the shareholders, the Ruddick Corporation 2011 Incentive Compensation Plan. The Compensation Committee grants restricted stock to the employees of the Company and its subsidiaries, other than the executive officers of the Company, pursuant to the Company's equity incentive plans and reports such actions to the Board of Directors.

The Compensation Committee may delegate any of its powers or duties to the chairperson of the Compensation Committee or any subcommittee, other than as prohibited by law. Each member of the Compensation Committee has been determined to be an independent director, in accordance with the independence requirements of the New York Stock Exchange. The Compensation Committee met two (2) times during Fiscal 2010. For more information see the "Report of the Compensation Committee" appearing elsewhere in this Proxy Statement.

Corporate Governance & Nominating Committee: The Corporate Governance & Nominating Committee identifies, reviews, evaluates and recommends nominees for the Board of Directors. In addition, the Corporate Governance & Nominating Committee monitors and evaluates the performance of the directors, individually and collectively. The Corporate Governance & Nominating Committee also reviews and makes recommendations to

the full Board of Directors regarding changes in the number, chairperson, composition or responsibilities of each of the committees of the Board of Directors and also reviews the committee charters. The Corporate Governance & Nominating Committee periodically reviews the Company's Corporate Governance Guidelines and recommends changes to the Board of Directors. Each member of the Corporate Governance & Nominating Committee has been determined to be an independent director, in accordance with the independence requirements of the New York Stock Exchange. The Corporate Governance & Nominating Committee met one (1) time during Fiscal 2010. The Corporate Governance & Nominating Committee will consider nominations for directors from shareholders. A more detailed discussion regarding the process for nominating potential director candidates is included elsewhere in this Proxy Statement under the heading "Corporate Governance Matters – Process for Nominating Potential Director Candidates."

Beneficial Ownership of Company Stock

The following table presents information regarding the beneficial ownership of the Common Stock, within the meaning of applicable securities regulations, of all current directors and all nominees for director of the Company and the executive officers named in the Summary Compensation Table for 2010 included herein, and of such directors and executive officers of the Company as a group, all as of October 31, 2010. Except as otherwise indicated, the persons named in the table have sole voting and investment power over the shares included in the table.

Name	Shares of Common Stock Beneficially Owned (1)(2)	Percent of Class
John R. Belk	11,974 (3)	*
John P. Derham Cato	12,000 (4)	*
Thomas W. Dickson	326,631 (5)	*
James E. S. Hynes	12,780 (3)	*
Fred A. Jackson	104,963 (6)	*
Frederick J. Morganthall, II	48,613 (7)	*
Anna Spangler Nelson	31,000 (8)	*
Bailey W. Patrick	5,000 (9)	*
Robert H. Spilman, Jr.	14,040 (10)	*
Harold C. Stowe	7,000 (3)	*
Isaiah Tidwell	6,000 (3)	*
William C. Warden, Jr.	15,000 (11)	*
John B. Woodlief	55,549 (12)	*
All directors and executive officers as a group (13 persons)	650,550 (13)	1.3%

* Less than 1%

(1) The table includes shares allocated under the RRSP to individual accounts of those named persons and group members who participate in the plan, the voting of which is directed by such named persons or group members, as appropriate.

(2) In accordance with Rule 13d-3 promulgated under the Exchange Act, the table does not include shares of Common Stock that are deliverable in connection with the Deferral Plan. Pursuant to the Deferral Plan, distributions under the Deferral Plan are paid in the form of Common Stock ninety days following the date of termination of service as a director. As of October 31, 2010, the Company was authorized to deliver up to 500,000 shares of Common Stock pursuant to the Deferral Plan and has delivered 20,986 shares to the participating non-employee directors who have left the Board of Directors. Additionally there were 119,984 stock units reserved under the Deferral Plan for delivery to the current participating non-employee directors. A more detailed discussion regarding the Deferral Plan is included elsewhere in this Proxy Statement under the heading "Election of Directors – Directors' Fees and Attendance". The number of stock units that have been credited to each of the participating non-employee directors as of October 31, 2010 is set forth herein:

Name	Stock Units Credited Under Deferral Plan
John R. Belk	18,210
John P. Derham Cato	13,438
James E. S. Hynes	6,975
Anna Spangler Nelson	21,567
Bailey W. Patrick	12,451
Robert H. Spilman, Jr.	11,327
Harold C. Stowe	18,650
Isaiah Tidwell	13,862
William C. Warden, Jr.	3,499
Total	119,979*

* This sum may vary from other Deferral Plan totals included herein due to rounding.

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(3) Includes 6,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which such director would have sole voting and investment power upon acquisition.

(4) Represents 12,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which Mr. Cato would have sole voting and investment power upon acquisition.

(5) Includes 229,717 shares owned of record and beneficially by Thomas W. Dickson, as to which he has sole voting and investment power; 10,851 shares allocated to his RRSP account, as to which he has sole voting power, but no investment power except to the extent diversification of such shares is permitted by the plan; 10,676 shares held as custodian for his children, as to which he has sole voting and investment power; 62,887 shares of restricted stock, as to which he has sole voting power, but no investment power; and 12,500 performance shares that will be settled via restricted stock within sixty days of October 31, 2010, upon the issuance of which he will have sole voting power, but no investment power.

(6) Includes 53,370 shares owned of record and beneficially by Mr. Jackson, as to which he has sole voting and investment power and all of which are pledged by Mr. Jackson as security; 10,034 shares allocated to his RRSP account, as to which he has sole voting power, but no investment power except to the extent diversification of such shares is permitted by the plan; 13,250 shares of restricted stock, as to which he has sole voting power, but no investment power; 4,500 performance shares that will be settled via restricted stock within sixty days of October 31, 2010, upon the issuance of which he will have sole voting power, but no investment power; and 23,809 shares that may be acquired by him upon the exercise of stock options that are currently exercisable or become exercisable within sixty days of October 31, 2010, as to which he would have sole voting and investment power upon acquisition.

(7) Includes 9,001 shares owned of record and beneficially by Mr. Morganthall, as to which he has sole voting and investment power; 33,362 shares of restricted stock, as to which he has sole voting power, but no investment power; and 6,250 performance shares that will be settled via restricted stock within sixty days of October 31, 2010, upon the issuance of which he will have sole voting power, but no investment power.

(8) Includes 13,000 shares owned of record and beneficially by Ms. Nelson as to which she has sole voting and investment power; 6,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which she would have sole voting and investment power upon acquisition; and 12,000 shares owned by a corporation with respect to which she has shared voting and investment power and is deemed the beneficial owner.

(9) Represents 5,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which Mr. Patrick would have sole voting and investment power upon acquisition.

(10) Includes 14,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which Mr. Spilman would have sole voting and investment power upon acquisition.

(11) Includes 10,000 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which Mr. Warden would have sole voting and investment power upon acquisition.

(12) Includes 15,823 shares owned of record and beneficially by Mr. Woodlief, as to which he has sole voting and investment power; 1,827 shares allocated to his RRSP account, as to which he has sole voting power, but no investment power except to the extent diversification of such shares is permitted by the plan; 31,649 shares of restricted stock, as to which he has sole voting power, but no investment power; and 6,250 performance shares that will be settled via restricted stock within sixty days of October 31, 2010, upon the issuance of which he will have sole voting power, but no investment power.

(13) Includes (i) 350,381 shares owned of record and beneficially as to which such persons have sole voting and investment power; (ii) 94,809 shares that may be acquired by such persons upon the exercise of stock options that are currently exercisable or become exercisable within sixty days of October 31, 2010, as to which such persons would have sole voting and investment power upon acquisition; (iii) 12,000 shares as to which they have shared voting and investment power; (iv) 141,148 shares of restricted stock, as to which such persons have sole voting power, but no investment power; (v) 29,500 performance shares that will be settled via restricted stock within sixty days of October 31, 2010, upon the issuance of which such persons will have sole voting power, but no investment power; and (vi) 22,712 shares allocated to their respective RRSP accounts, as to which they have sole voting power, but no investment power except to the extent diversification of such shares is permitted by the plan.

CORPORATE GOVERNANCE MATTERS

Corporate Governance Guidelines and Committee Charters

In furtherance of its longstanding goal of providing effective governance of the Company's business and affairs for the benefit of shareholders, the Board of Directors of the Company has approved Corporate Governance Guidelines. The Corporate Governance Guidelines contain general principles regarding the functions of the Company's Board of Directors. The Corporate Governance Guidelines are available on the Company's website at *www.ruddickcorp.com* and print copies are available to any shareholder that requests a copy. In addition, committee charters for the Company's Audit Committee, Compensation Committee and Corporate Governance & Nominating Committee are also included on the Company's website and print copies are available to any shareholder that requests a copy.

Director Independence

For a director to be considered independent under the listing standards of the New York Stock Exchange, the Board of Directors must affirmatively determine that the director has no direct or indirect "material relationship" with the Company, other than as a director. In accordance with the New York Stock Exchange listing standards, the Board of Directors has adopted categorical standards to assist it in making independence determinations. The categorical standards set forth below and available on the Company's website at *www.ruddickcorp.com,* specify certain relationships that may exist between the Company and a director, each of which is deemed not to be a "material relationship" and therefore will not, alone, prevent a director from being considered "independent".

- **Prior Employment.** The director was an employee of the Company or one of its operating subsidiaries, or his or her immediate family member was an executive officer of the Company, and over five years have passed since such employment ended.
- **Prior Relationship with the Company's Auditors.** A director or immediate family member was an employee or partner of the Company's independent auditor, and over three years have passed since such employment, partner or auditing relationship ended.
- **Current Employment.** An immediate family member of a director is employed by the Company, one of its operating subsidiaries or another entity in a non-officer position, or by the Company's independent auditor not as a partner and not participating in the firm's audit, assurance or tax compliance practice.
- **Interlocking Directorships.** A director was employed, or his or her immediate family member was employed, as an executive officer of another company, during a time in which any of the Company's executive officers served on that other company's compensation committee, and over three years have passed since such service or employment relationship ended.
- **Business Relationships.** A director was an executive officer or an employee, or his or her immediate family member was an executive officer, of another company that made payments to, or received payments from, the Company or its operating subsidiaries for property or services in an amount which, in each of the preceding three fiscal years, was less than the greater of $1 million, or 2% of such other company's consolidated gross revenues.
- **Charitable Contributions.** A director was an executive officer of a charitable organization that received contributions from the Company or its operating subsidiaries in an amount which, in each of the preceding three fiscal years, was less than the greater of $1 million, or 2% of such charitable organization's consolidated gross revenues.

After considering these categorical standards, the listing standards of the New York Stock Exchange and all other relevant facts and circumstances, including commercial or charitable relationships between the directors and the Company, the Board of Directors has determined that all of its members meet the Company's categorical independence standards, meet the independence requirements of the New York Stock Exchange and are independent except for Thomas W. Dickson. In connection with its independence evaluation, the Board of Directors considered the transactions involving the Company and Mr. Spilman. Mr. Spilman is the President and Chief Executive Officer

of Bassett Furniture Industries, Incorporated, which is a customer of American & Efird, Inc., a subsidiary of the Company. The Board of Directors' categorical standards for determining director independence are also available on the Company's website previously referenced.

Audit Committee Financial Expert

The Board of Directors has determined that at least one member of the Audit Committee, Harold C. Stowe, is an audit committee financial expert. Mr. Stowe is "independent" as that term is defined in the New York Stock Exchange Listed Company Manual.

Executive Sessions of Non-Management Directors

Non-management directors meet without management present at regularly scheduled executive sessions. In addition, to the extent that, from time to time, the group of non-management directors includes directors that are not independent, at least once a year there is a scheduled executive session including only independent directors. The Chairman of the Corporate Governance & Nominating Committee presides over meetings of the non-management or independent directors. Shareholders and other interested parties may communicate directly with any of the directors, including the independent or non-management directors as a group, by following the procedures set forth herein under the caption "Shareholder and Interested Party Communications with Directors."

Code of Ethics and Code of Business Conduct and Ethics

The Company has adopted a written Code of Ethics (the "Code of Ethics") that applies to the Company's Chairman of the Board of Directors, President and Chief Executive Officer, Vice President-Finance and Chief Financial Officer and Vice President and Treasurer. The Company has also adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all employees, officers and directors of the Company as well as any subsidiary company officers that are executive officers of the Company. Each of the Company's operating subsidiaries maintains a code of ethics tailored to their businesses. The Code of Ethics and Code of Conduct are available on the Company's website previously referenced under the "Corporate Governance" caption, and print copies are available to any shareholder that requests a copy. Any amendments to the Code of Ethics or Code of Conduct, or any waivers of the Code of Ethics or any waiver of the Code of Conduct for directors or executive officers, will be disclosed on the Company's website promptly following the date of such amendment or waiver. Information on the Company's website, however, does not form a part of this Proxy Statement.

Majority Vote Policy for Director Elections

The Company's Corporate Governance Guidelines provide that if a director receives a Majority Withheld Vote, that he or she will, with no further action, immediately resign from the Board of Directors, effective upon acceptance of the resignation by the Board of Directors. Abstentions and broker non-votes are not considered "withheld" votes. Please see the discussion of the Majority Withheld Vote policy contained in "Proposal 1 – Election of Directors".

Shareholder and Interested Party Communications with Directors

Shareholders and other interested parties may communicate directly with the entire Board of Directors, any committee of the Board of Directors, the Chair of any committee, any individual director, the independent or non-management directors, as a group, or any other group of directors by writing to: Ruddick Corporation Board of Directors, c/o Secretary of the Corporation, 301 S. Tryon Street, Suite 1800, Charlotte, North Carolina 28202. Each such communication should specify the applicable addressee(s). The Company's Board of Directors has instructed the Secretary to forward these communications to the addressee, and if no specific addressee is listed, to the Chairman of the Board of Directors.

Director Attendance at Annual Meeting

The Company believes that the Annual Meeting is an opportunity for shareholders to communicate directly with the Company's directors. Consequently, each director is encouraged to attend the Annual Meeting of Shareholders. All eleven of the Company's directors at that time attended the 2010 Annual Meeting of Shareholders.

Process for Nominating Potential Director Candidates

The Corporate Governance & Nominating Committee is responsible for identifying and screening potential director candidates and recommending qualified candidates to the full Board of Directors for nomination. Director nominees are recommended to the Board of Directors annually by the Corporate Governance & Nominating Committee for election by the shareholders. As described in the Company's Corporate Governance Guidelines, which are available at the Company's website previously referenced, nominees for director will be selected on the basis of outstanding achievement in their personal careers, wisdom, broad experience, integrity, ability to make independent analytical inquiries, understanding of the business environment and willingness to devote adequate time to Board of Directors' duties.

The Corporate Governance & Nominating Committee reviews the background and qualifications of each nominee to determine such nominee's experience, competence and character and shall assess such nominee's potential contribution to the Board of Directors, taking into account the then-existing composition of the Board of Directors and such other matters as the Corporate Governance & Nominating Committee deems appropriate. In addition, while the Company does not have a formal policy on Board of Directors diversity, the Corporate Governance Guidelines specify that the Board of Directors is committed to diversified membership. The Corporate Governance & Nominating Committee actively considers such diversity in recruitment and nominations of directors. The current composition of our Board reflects those efforts.

Nominees recommended by shareholders will be analyzed by the Corporate Governance & Nominating Committee in the same manner as nominees that are otherwise considered by such committee. Any recommendation submitted by a shareholder to the Corporate Governance & Nominating Committee must comply in all respects with Article III, Section 12, of the Company's Bylaws, which generally requires that such recommendation be in writing and include the shareholder's name and address; number of shares of each class of capital stock owned by the shareholder; the potential candidate's name, resumé and biographical information; and any material interest, direct or indirect, that the shareholder may have in the election of the potential candidate to the Board of Directors. Article III, Section 12, of the Company's Bylaws also requires that any such shareholder recommendation be received by the Company in accordance with the timeframe described under the caption "Shareholder Proposals". A copy of the Company's Bylaws is available upon request to: Ruddick Corporation, 301 South Tryon Street, Suite 1800, Charlotte, North Carolina 28202, Attention: Secretary of the Corporation.

Pursuant to its Charter, the Corporate Governance & Nominating Committee (i) periodically reviews the Company's corporate governance principles, including criteria for the selection of Board of Directors members to insure that the criteria, including diversity, are being addressed appropriately and (ii) conducts an annual assessment of its performance and of the Charter and recommends changes to the Board of Directors when necessary.

All nominees for election to the Board of Directors have been recommended by the Corporate Governance & Nominating Committee. All such nominees are current directors standing for re-election.

Board Leadership Structure

Currently, Thomas W. Dickson serves as the Company's Chairman of the Board, President and Chief Executive Officer. The Board of Directors does not have a lead independent director. However, as described below in the section "Corporate Governance Matters – Executive Sessions of Non-Management Directors," the Chairman of the Corporate Governance & Nominating Committee, who is an independent director, presides over executive session meetings of the non-management or independent directors. The Board of Directors believes that Mr. Dickson's service as both Chairman of the Board and Chief Executive Officer is in the best interests of the Company and its shareholders because Mr. Dickson possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its business and is thus best positioned to develop agendas

that ensure that the Board of Directors' time and attention are focused on the most important matters. The combined positions help to provide a unified leadership and direction for the Company, enables decisive leadership, ensures clear accountability, and enhances the Company's ability to communicate its message and strategy clearly and consistently to the Company's shareholders, employees, customers and suppliers. Furthermore, the Board of Directors believes that this practice is appropriate in light of the fact that currently only one of the directors, Mr. Dickson, is an employee of the Company, all of the other directors are independent, and all of the committees of the Board of Directors are comprised solely of independent directors. The Board of Directors believes that its current leadership structure enhances Mr. Dickson's ability to provide insight and direction on important strategic initiatives simultaneously to both management and the independent directors.

Role in Risk Oversight

As the Company's principal governing body, the Board of Directors has the ultimate responsibility for overseeing the Company's risk management practices. The Board of Directors has delegated certain risk management functions to its committees.

Pursuant to the Audit Committee Charter, one of the primary roles and responsibilities of the Audit Committee is to assist the Board of Directors with the oversight of: (1) the integrity of the financial statements and internal controls of the Company, (2) the compliance by the Company with legal and regulatory requirements, (3) the outside auditor's independence and qualifications, and (4) the performance of the Company's internal audit function and outside auditors. Under the Audit Committee Charter, the Audit Committee will, among other responsibilities and duties:

- Review with the outside auditor and management, as appropriate, significant financial reporting issues and judgments identified by management or the outside auditor and made in connection with the preparation of the Company's financial statements;
- Review with the outside auditor and management, major issues identified by management or the outside auditor regarding the Company's accounting and auditing principles and practices, including critical accounting policies, and major changes in auditing and accounting principles and practices suggested by the outside auditor, internal auditor or management; and
- Consult with the outside auditor and management concerning the Company's internal controls, including any significant deficiencies and significant changes in internal controls, and review management's and the outside auditor's reports on internal control over financial reporting.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis that immediately follows this report. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended October 3, 2010.

SUBMITTED BY THE COMPENSATION COMMITTEE

John R. Belk
John P. Derham Cato
James E. S. Hynes
Bailey W. Patrick

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Philosophy

The primary objective of the Company's executive compensation program is to enhance shareholder value in the Company while attracting, retaining and rewarding highly qualified executives. Accordingly, the Company's executive compensation program encourages management to produce strong financial performance by tying corporate and individual performance to compensation levels. The Company's executive compensation program consists generally of annual base salary, annual cash incentive bonuses, long-term equity incentive compensation, such as stock options, restricted stock and performance share grants, and other benefits.

The Company's practice is to provide incentives through its compensation program that promote both the short-term and long-term financial objectives of the Company and its subsidiaries. Achievement of short-term objectives is rewarded through base salary and annual cash incentive bonuses, while long-term equity incentive awards encourage management to focus on the Company's long-term goals and success. Both annual cash incentive bonuses and a substantial portion of long-term equity incentive compensation are performance-based. These incentives are based on financial objectives of importance to the Company, including operating profit percentage and net operating profit after tax return on invested capital. The Company's compensation practices reflect a pay-for-performance philosophy, whereby a substantial portion of an executive's potential compensation is at risk and tied to performance of the Company and its subsidiaries, as applicable. The percentage of an executive's compensation that is tied to performance increases as the Company's profit performance and rate of return increases.

Compensation Setting Process

The Compensation Committee is responsible for setting total compensation for executives of the Company and for overseeing the Company's various executive compensation plans and the overall management of the compensation program. Periodically, the Compensation Committee obtains independent and impartial advice from external compensation consulting firms and industry surveys and resources in executing its responsibilities. In prior fiscal years the Compensation Committee had engaged Mercer to act as its independent compensation consultant. For Fiscal 2010 the Company did not retain the services of a compensation consultant and the Compensation Committee instead referenced information provided to the Compensation Committee from prior fiscal years by the compensation consultant, along with other market information the Compensation Committee considered relevant.

The Compensation Committee considers various published broad-based third party surveys of the annual compensation of wholesale and retail food companies as well as other retail companies including drug store, convenience, mass merchandising and specialty retail (the "Compensation Surveys"). The companies surveyed in the Compensation Surveys generally include (i) companies that operate in the specific industries in which the Company's subsidiaries operate, (ii) regional companies that are comparable in size to the Company and (iii) other companies with which the Company believes it competes for its top executives. For example, one survey covers 187 companies in the retail sector including big box stores, grocery, drug and convenience stores, outlet stores, restaurants, department and specialty stores, while a second survey covers 90 companies in the retail sector, and a third survey covers 35 wholesale and retail food companies. The Compensation Surveys generally provide information on what companies paid their executives in terms of base salary and annual incentives, the target annual compensation the executives could have received upon attainment of certain goals, the value and composition of long term incentives companies granted to executives, and long term incentives and annual incentives as a percentage of base salary. While the Compensation Committee believes the Compensation Surveys are valuable, it does not use the Compensation Surveys as a benchmark to set executive compensation. The Compensation Committee does not believe it is appropriate to tie executive compensation directly to the compensation awarded by other companies or to a particular survey or group of surveys. Instead, the purpose of the Compensation Surveys, and the manner in which it was used by the Compensation Committee, was to provide a general understanding of current compensation practices and trends of similarly situated companies. The Compensation Surveys contain high-level analyses and are compiled from information from a number of companies. The Compensation Committee uses the Compensation Surveys as a tool to compare the overall compensation of its own executives

to the executives of other companies in similar sectors. No specific compensation decision for any individual was based on or justified by any Compensation Survey.

The Compensation Committee reviews applicable market information and the Compensation Surveys relating to all elements of compensation paid to each of the four named executive officers listed in the Summary Compensation Table for 2010, which we refer to as "NEOs". In its annual review of executive compensation, the Compensation Committee meets with the Company's Chief Executive Officer with regard to the compensation packages of the Company's executive officers other than the Chief Executive Officer. The Chief Executive Officer recommends any compensation adjustments for these officers to the Compensation Committee for its review, with changes in compensation being based upon the individual's performance, the performance of the Company or its subsidiaries, as applicable, and the individual's level of responsibility. The Compensation Committee accepts, rejects or modifies the Chief Executive Officer's recommendations at its discretion. The Compensation Committee then makes a recommendation to the Board of Directors for its approval. The Compensation Committee, along with the Chairman of the Corporate Governance & Nominating Committee, performs the annual evaluation of the Chief Executive Officer. The compensation for the Chief Executive Officer is approved by the independent directors upon the recommendation of the Compensation Committee.

Elements of Compensation

Annual Cash Compensation. The Company's annual cash compensation for its executives consists of base salary and cash incentive bonuses.

The total annual cash compensation levels of the respective executives reflect the varying duties and responsibilities of each individual executive's position with the Company or a subsidiary, as appropriate, with consideration given to the executive's individual performance and the relative size and complexity of each business unit, as well as the unit's relative contribution to the consolidated financial condition and results of operation of the Company. As a general rule, the total annual cash compensation of executives employed by the Company is somewhat higher than cash compensation for executives of the subsidiary companies, primarily due to the higher level of responsibilities of the holding Company executives for the Company's total performance.

For Fiscal 2010, base salaries of the NEOs were reviewed and remained unchanged. The Compensation Committee determined to leave base salaries unchanged in light of the uncertain economic environment. The Compensation Committee traditionally considers each NEO's achievement of personal performance objectives and corporate operating results during the fiscal year and the Company did consider such objectives and results during the Fiscal 2010 compensation process; however, the Compensation Committee ultimately determined to freeze base salaries for the year in response to the unprecedented general economic conditions. The corporate operating results considered were primarily return on invested capital during the fiscal year calculated as net operating profit after tax divided by invested capital at the beginning of the fiscal year ("NOPAT Return") and operating margins at each of the Company's subsidiaries. The personal performance objectives vary for each NEO as described in specific detail below, and were primarily tied to the performance of the operating company by which such NEO was employed (i.e., the Company, Harris Teeter, Inc. ("Harris Teeter"), the Company's supermarket subsidiary, or American & Efird, Inc. ("A&E"), the Company's textile subsidiary) for the Company's fiscal year ended September 27, 2009 ("Fiscal 2009"). No particular weight was assigned to any particular performance goal, and the personal performance objectives considered by the Compensation Committee may from year to year change, depending on the needs of the Company. The Chief Executive Officer meets with the Compensation Committee and presents a set of personal objectives for the Compensation Committee to consider. After discussion, the Compensation Committee approves the personal objectives for the Chief Executive Officer. For all NEOs other than the Chief Executive Officer, the performance objectives are generally discussed between the respective NEO and the Chief Executive Officer, who then reviews them with the Compensation Committee. The Compensation Committee does not determine the NEOs base salaries based on a formula or targeted performance.

Based upon the recommendations of management relating to management's expectations for Fiscal 2010 in light of the economic environment in which the Company operates and its impact on the Company's customers, the Compensation Committee determined to maintain the base salaries of the NEOs for Fiscal 2010 at their respective Fiscal 2009 levels. The target corporate operating results and individual performance objectives for the

NEOs from Fiscal 2009 that were to be used to determine the base salaries for Fiscal 2010 but for the economic environment were as follows:

- For Mr. Dickson, the Fiscal 2009 target corporate operating results were achieving consolidated sales by the Company of $3.9 billion (actual $4.08 billion) and operating profit of $160.1 million (actual $154.9 million). The Fiscal 2009 performance objectives for Mr. Dickson included opening seventeen (17) new stores and completing four (4) major store remodelings at Harris Teeter, achieving a variety of specific productivity and operational goals at Harris Teeter, completing the purchase by A&E of an additional ownership stake in a Brazilian joint venture, increasing global and product diversification and growth and integration of recent acquisitions and consolidations at A&E. During Fiscal 2009, Harris Teeter opened fifteen (15) new stores and completed the major remodeling of three (3) stores, and A&E completed the purchase by A&E of an additional ownership stake in the Brazilian joint venture.

- For Mr. Woodlief, the Fiscal 2009 target corporate operating results were a NOPAT Return of greater than 7.04% (actual 7.38%), achieving sales at Harris Teeter of $3.92 billion (actual $3.83 billion) and operating profit of $160.1 million (actual $175.6 million), and sales at A&E of $311 million (actual $250.8 million) and operating profit of $3.3 million (actual operating loss of $14.6 million). The Fiscal 2009 performance objectives for Mr. Woodlief included developing, overseeing and improving banking relationships, investor relations, financial planning, risk management practices, employee and executive benefit programs, investment banking relationships, accounting and financial controls in an effective and cost-efficient manner at both corporate and subsidiary levels, designing and maintaining corporate governance and compliance programs, and effectively coordinating with the audit committee and the outside auditors.

- For Mr. Morganthall, the Fiscal 2009 target corporate operating results were achieving sales at Harris Teeter of $3.92 billion (actual $3.83 billion) and operating profit of $160.1 million (actual $175.6 million). The Fiscal 2009 performance objectives for Mr. Morganthall included opening seventeen (17) new stores and completing four (4) major store remodelings at Harris Teeter, improving customer service performance, developing new marketing campaigns, enhancing merchandising efforts and increasing operational efficiency at Harris Teeter. During Fiscal 2009, Harris Teeter opened fifteen (15) new stores and completed the major remodeling of three (3) stores.

- For Mr. Jackson, the Fiscal 2009 target corporate operating results were achieving sales at A&E of $311 million (actual $250.8 million) and operating profit of $3.3 million (actual operating loss of $14.6 million). The Fiscal 2009 performance objectives for Mr. Jackson included completing the purchase by A&E of an additional ownership stake in a Brazilian joint venture, developing an Asia based management team, increasing global and product diversification and growth, leveraging retail, brand and supply relationships, integrating recent acquisitions and consolidations and positioning A&E as the market leader in Asia in apparel and non-apparel segments. During Fiscal 2009 A&E completed the purchase of an additional ownership stake in the Brazilian joint venture.

2010 Base Salary Adjustment

Name	Fiscal 2009 Base Salary	Fiscal 2010 Base Salary	Increase	Percentage Increase
Dickson	$620,000	$620,000	—	—
Woodlief	$435,000	$435,000	—	—
Morganthall	$452,500	$452,500	—	—
Jackson	$295,000	$295,000	—	—

Annual cash incentive plan awards ("Incentive Bonuses") are provided to the NEOs through the Ruddick Corporation Cash Incentive Plan (the "Cash Incentive Plan"), which was approved by the shareholders at the Annual Meeting of Shareholders held on February 15, 2007. Awards under the Cash Incentive Plan link incentive pay to achievement of predetermined, objective performance goals. The Compensation Committee awards potential Incentive Bonuses to the NEOs based upon each such NEO's level of responsibility within the Company or at the operating subsidiary, and the attainment of that potential compensation is based upon the performance of the Company or such operating subsidiary. In particular, the Compensation Committee has set forth performance

metrics for the Company, Harris Teeter and A&E based on information which the Compensation Committee deems most important to determining the performance of such entities. The footnotes to the 2010 Cash Incentive Plan Awards table identify the different performance metric thresholds which the NEOs would be required to meet in order to earn an Incentive Bonus under the plan.

For Fiscal 2010, Incentive Bonuses for executives employed directly by the holding Company were based on NOPAT Return. With respect to an executive officer employed directly by Harris Teeter and A&E, the Incentive Bonus was based on operating profit margin for Harris Teeter and NOPAT Return for A&E. Generally, if the Company or a subsidiary, as applicable, achieves the predetermined minimum goals, which are approved by the Compensation Committee, executives are paid a predetermined percentage of their base salary as their Incentive Bonus. The percentage of base salary payable as Incentive Bonus increases as the operating profit margin or NOPAT Return increases relative to the predetermined performance goal. The Compensation Committee has the discretion to eliminate or reduce the Incentive Bonus payable to any or all of the NEOs in accordance with the Cash Incentive Plan.

The Compensation Committee uses NOPAT Return and operating profit margin as performance measures for the Company and its operating subsidiaries because the Compensation Committee believes these measures are appropriate determinates of the Company's and its operating subsidiaries' success. NOPAT Return is a measure by which the Compensation Committee is able to determine the Company's return on total invested capital (for all investors, including shareholders and debt holders). NOPAT Return effectively adjusts for the financing of a company and is a better measure of the operational performance of the business. By using NOPAT Return the Compensation Committee is able to determine the on-going operational success of the Company or A&E, as applicable. Operating profit margin is a measurement of what proportion of a company's revenue is remaining after paying for all operating costs, specifically excluding financing costs. Operating profit margin provides a measure of how much a company earns (before interest and taxes) on each dollar of sales. If the operating profit margin is increasing the company is earning more per dollar of sales. In addition, the Compensation Committee has chosen these performance measures because the Compensation Committee believes these measures are used by third parties, such as investment banks, analysts and lenders, to judge the performance of the Company, its operating subsidiaries and their competitors, and these performance measures are utilized by the Company and its operating subsidiaries when evaluating their performance against their peers. Further, these measures are used to compensate various other employees at the Company and its operating subsidiaries.

The following table describes the threshold and actual Incentive Bonuses that were payable under the Cash Incentive Plan to each of the NEOs for Fiscal 2010. Based on the actual Fiscal 2010 performance of the Company and its subsidiaries, NEOs were eligible for and received Incentive Bonuses for Fiscal 2010 in the aggregate amount of $1,553,309. The actual Incentive Bonuses payable to the NEOs for performance in Fiscal 2010 are reflected in the following table and in the Summary Compensation Table for 2010 and additional information regarding the Cash Incentive Plan awards for Fiscal 2010 may be found in the Grants of Plan-Based Awards Table for 2010. The difference in the potential Incentive Bonuses paid among the NEOs is reflective of the variance in the duties and responsibilities of the positions held by each NEO. This difference in potential Incentive Bonuses is influenced by the Compensation Committee's assessment of the degree to which the NEO may directly influence either the Company's business or the operating subsidiaries' business, as applicable.

2010 Cash Incentive Plan Awards

Name	Threshold Performance Metric	Threshold Incentive Bonus (% of Base Salary)	Threshold Incentive Bonus (in dollars)	Actual Fiscal 2010 Performance	Actual Incentive Bonus (% of Base Salary)	Actual Incentive Bonus (in dollars)
Dickson	4% NOPAT Return on Beginning Invested Capital for the Company	NA (1)	—	8.45% NOPAT Return on Beginning Invested Capital for the Company	106.80	662,160
Woodlief	4% NOPAT Return on Beginning Invested Capital for the Company	NA (2)	—	8.45% NOPAT Return on Beginning Invested Capital for the Company	89.00	387,150
Morganthall ...	2% Operating Profit Margin for Harris Teeter	15 (3)	67,875	4.42% Operating Profit Margin for Harris Teeter	75.50	341,638
Jackson	0% NOPAT Return on Beginning Invested Capital for A&E	NA (4)	—	6.29% NOPAT Return on Beginning Invested Capital for A&E	55.04	162,361

(1) An Incentive Bonus of 24% of his base salary would be earned by Mr. Dickson for each 1% NOPAT return on beginning invested capital for the Company above 4%. Increments of less than 1% would be calculated on a pro rata basis.

(2) An Incentive Bonus of 20% of his base salary would be earned by Mr. Woodlief for each 1% NOPAT return on beginning invested capital for the Company above 4%. Increments of less than 1% would be calculated on a pro rata basis.

(3) An Incentive Bonus of 15% of his base salary would be earned by Mr. Morganthall upon the achievement of a 2.0% operating profit margin for Harris Teeter, and an additional Incentive Bonus of 2.5% of his base salary would be earned for each 0.1% operating profit margin over 2.0% for Harris Teeter. Increments of less than 0.1% would be calculated on a pro rata basis.

(4) An Incentive Bonus of 8.75% of his base salary would be earned by Mr. Jackson for each 1% NOPAT return on beginning invested capital for A&E above 0%. Increments of less than 1% would be calculated on a pro rata basis.

In addition to the Incentive Bonuses payable under the Cash Incentive Plan as described above, in Fiscal 2010 the Compensation Committee awarded a discretionary bonus to Mr. Jackson in the amount of $29,500, which equals ten percent of Mr. Jackson's base salary. The Compensation Committee determined to award this discretionary bonus in order to match the discretionary increase in bonuses provided to other A&E employees under A&E's broad-based bonus plan, in which plan NEOs do not participate, equal to an additional 10 percentage points for each tier. Those discretionary bonuses provided to such other A&E employees were granted by the Board of Directors of A&E on account of A&E's operating profit achievement.

Long-Term Equity Incentive Compensation. The Company's executive compensation program is intended to provide executives – who have significant responsibility for the management, growth and future success of the Company – with an opportunity to increase their ownership in the Company and thereby gain from any long-term appreciation in the Company's stock. Historically, the Company provided long-term equity incentive compensation

to its executives through the grant of stock options pursuant to its shareholder approved equity incentive plans. Beginning in the fiscal year ended October 2, 2005, the Company began to utilize grants of restricted stock and performance shares, which are other award types that are available under the Company's equity incentive plans.

Generally, the Company plans its equity incentive award grant dates well in advance of any actual grant. The timing of the Company's regular annual awards coincides with a scheduled meeting of the Board of Directors, which historically has been the first meeting of the Board of Directors in the new fiscal year. The grant date is established when the Board of Directors, acting upon the recommendation of the Compensation Committee, approves the grants and all key terms. Newly hired employees may receive equity incentive awards prior to the annual grant date upon the approval of the Compensation Committee. The Company does not coordinate the timing of equity incentive awards with the release of material non-public information.

In Fiscal 2010, the Company granted restricted stock and performance shares to a broad range of management employees of the Company and its operating subsidiaries, including the NEOs. All of the Fiscal 2010 grants were made in November 2009 and generally each employee received a grant of equal amounts of restricted stock and performance shares. The restricted stock vests 20% per year on each of the first five anniversaries of the date of the award. The performance shares entitled each recipient to receive shares of restricted stock, only upon the achievement of certain performance objectives as described herein for Fiscal 2010. Restricted stock issued in satisfaction of performance shares vests 25% per year on each of the first four anniversaries of the issuance of the restricted stock. For executives employed by Harris Teeter, the issuances of restricted stock from performance shares were 100% subject to Harris Teeter meeting its operating profit projections for Fiscal 2010, along with the individual executive meeting his or her performance target for Fiscal 2010. For executives employed by A&E, the issuances of restricted stock from performance shares were 100% subject to A&E meeting its operating profit projections for Fiscal 2010. Issuances of restricted stock from performance shares to executives employed by the Company were dependent as to 95% of their performance shares on Harris Teeter meeting its operating profit projections and as to 5% of their performance shares on A&E meeting its operating profit projections, reflecting the relative size of the operating subsidiaries. For Fiscal 2010 the operating profit projection for Harris Teeter was $164.6 million, and for A&E it was $4.0 million. For the NEO employed by Harris Teeter, Frederick J. Morganthall, II, he met his performance target for Fiscal 2010 based upon his level of achievement of his individual performance objectives which are specifically discussed above and as determined by the Company's Chief Executive Officer.

The performance shares and restricted stock grants are designed to replace the option grants employees once received. The belief of the Compensation Committee is that the equity awards incentivize employees by tying their compensation to the value of the Company's Common Stock. The performance share grants are designed to incent the broad range of management employees, including the NEOs, to achieve the annual operating profit projections which are provided to the Company's Board of Directors. Historically, performance shares have been granted during the five years prior to Fiscal 2010 and in each of those years, the full amount of the award was earned by Harris Teeter executives and none of the awards have been earned by the A&E executives (resulting in the Company's executives' receipt of the portion of their awards attributable to Harris Teeter's performance). During Fiscal 2010, the Harris Teeter executives, the A&E executives and the Company's executives earned the full amount of such awards. The performance share awards for Fiscal 2010 are designed to be achievable by all of the participants in such award plans. Each company's respective performance criteria are the same for all recipients of performance share awards of that company. Reference is made to the Grants of Plan-Based Awards for 2010 table for more information regarding the equity award grants.

The criteria considered by the Compensation Committee in granting restricted stock and performance shares to NEOs included level of responsibility or position with the Company or its subsidiaries, performance and length of employment. The Compensation Committee also considers the number of options, shares of restricted stock and performance shares previously granted to employees when approving new grants. The Company's equity based incentive compensation awards are intended to provide executive officers a vested interest in the long-term financial performance of the Company and closely align the interests of the shareholders and executives, with the goal of increasing shareholder value in the Company. The vesting schedule utilized for both the restricted stock and performance shares is a retention feature designed to encourage long-term employment by executives.

2010 Restricted Stock Awards

Name	Shares of Restricted Stock Awarded in FY 2010 (a)
Thomas W. Dickson	12,500
John B. Woodlief	6,250
Frederick J. Morganthall, II	6,250
Fred A. Jackson	4,500

(a) These awards of restricted stock will vest 20% per year on each of the first five anniversaries of the date of the award.

2010 Performance Share Awards

Name	Maximum Shares of Restricted Stock Awardable in FY 2011, Contingent on FY 2010 Performance	Shares of Restricted Stock Awarded in FY 2011, Based on Actual FY 2010 Performance (d)
Thomas W. Dickson (a)	12,500	12,500
John B. Woodlief (a)	6,250	6,250
Frederick J. Morganthall, II (b)	6,250	6,250
Fred A. Jackson (c)	4,500	4,500

(a) 95% of award was contingent upon Harris Teeter meeting its operating profit projection for Fiscal 2010; 5% of award was contingent upon A&E meeting its operating profit projection for Fiscal 2010.

(b) Award was contingent upon Harris Teeter meeting its operating profit projection for Fiscal 2010 along with the individual executive meeting his performance target for Fiscal 2010 as described above under "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Equity Incentive Compensation."

(c) Award was contingent upon A&E meeting its operating profit projection for Fiscal 2010.

(d) Once issued, these shares of restricted stock vest 25% per year on each of the first four anniversaries of the date of the issuance.

Pension Plan and Supplemental Executive Retirement Plan. NEOs participate in the Ruddick Corporation Employees' Pension Plan (the "Pension Plan"), a tax-qualified defined benefit retirement plan for eligible employees, on the same basis as other similarly situated employees. NEOs also participate in the Ruddick Supplemental Executive Retirement Plan (the "SERP"), which is an unfunded excess benefit plan maintained to supplement the benefits payable to participants (generally senior officers of the Company and its subsidiaries) under the Pension Plan. SERP participants, depending on length of service and vesting requirements, can become entitled to retirement payments inclusive of assumed pension, profit sharing and social security retirement benefits equal to up to 60% of a participant's final average earnings. See "Compensation Discussion and Analysis – Pension Plan and SERP" for a more detailed discussion of the Pension Plan and the SERP. The Company historically viewed the Pension Plan as a basic component in retaining employees; however, the Company chose to freeze the plan as other programs were deemed a more effective and widely utilized method to compensate and retain employees. Effective September 30, 2005, the Company's Board of Directors approved changes to the Pension Plan which froze participation and benefit accruals for all participants, with certain transition benefits provided to those participants that achieved specified age and service levels on December 31, 2005. These transition benefits were provided to the majority of the Pension Plan participants as determined on the date of the freeze. Each of the Company's NEOs is entitled to these transition benefits and, as a result, the expected benefits to each under the SERP and Pension Plan were not substantially affected by the plan changes.

Deferred Compensation Plan. The Company has a deferred compensation plan, the FDP, which allows eligible participants to forego the receipt of earned compensation for specified periods of time. Each of the NEOs is eligible to participate in the FDP. Pursuant to the FDP, compensation earned by participants (which is also reported in the

Summary Compensation Table for 2010) is deferred at the election of the plan participant. These deferred amounts and a Company match based upon the same formula applicable to deferrals made pursuant to the RRSP are credited to the individual's account. The value of an individual's account will increase or decrease based on the performance of the selected market investment alternatives elected by the participant of the FDP. Additional details of the FDP are included under the heading "Compensation Discussion and Analysis – Flexible Deferral Plan."

Perquisites and Other Benefits. The Company provides certain perquisites and other benefits to executive management where they generally either (i) meet the business needs of the organization, or (ii) provide a level of benefits commensurate with the group insurance plans offered to all employees to recognize limitations on wages. The Company believes that these types of benefits are highly effective in recruiting and retaining qualified executive officers because they provide the executive officer with longer term security and protection for the future. The Company believes that providing these benefits is a relatively inexpensive way to enhance the competitiveness of the executive's compensation package and furthers the Company's goal of attracting, retaining and rewarding highly qualified executives. Furthermore, the Company believes that while the NEO could purchase such coverage individually, the superior purchasing power of the Company allows the Company to purchase the benefits in a more cost effective manner. The Company believes that all the perquisites have greater value to the executives than the cost to the Company to provide them, thus providing a return on the cost of providing such benefits. The Compensation Committee considers these other forms of compensation, as well as perquisites made available to executive officers, when setting annual base salary, incentive compensation and long-term incentive compensation. Additionally, the Company provides tax gross-up reimbursements to the NEOs for the value of certain of these benefits, in order to provide the NEOs with the full value of such benefits.

Perquisites. The cost of certain golf and social club memberships is covered for executive officers, provided that the club membership provides for a business-use opportunity such as use of the facilities for functions and meetings, and client networking and entertainment. The country club membership reimbursements are provided to the NEOs to assist the NEOs in performing valuable client development activities for the Company. These benefits were grossed up for tax purposes.

RRSP. The Company also maintains the RRSP in which executives and other employees are entitled to participate upon satisfaction of the eligibility requirements. The RRSP provides participants a specified Company match on a portion of their pay contributed to the RRSP in accordance with plan rules. The Company provides a match equal to 50% of the pay contributed to the RRSP up to 4% of pay for participants employed by the Company or Harris Teeter, subject to certain limitations. Effective April 1, 2009, the Company suspended this match for all A&E participants. The RRSP also provides eligible participants a Company-paid automatic retirement contribution. Based upon the employing company and age and service points, eligible participants will receive an annual automatic retirement contribution equal to between 1% and 5% of covered pay, subject to certain limitations.

Disability Benefits. The Company generally provides income protection in the event of disability under group insurance plans for its employees. These group plans have limitations on income replacement and, as a result, highly compensated employees are not provided proportional income protection. Accordingly, alternative disability coverage is provided by the Company to certain members of executive management, including all NEOs, pursuant to the Executive Long Term Disability Plan. The amount of the premiums paid with respect to the Executive Long Term Disability Plan were grossed up for tax purposes.

Life Insurance. The Company maintains a group universal insurance plan through the Key Employee Life Insurance Plan (the "KELIP") which provides for life insurance coverage equal to two and one-half times an executive's base salary. As part of the KELIP, the Company also makes a contribution into a cash value investment account on behalf of KELIP participants in the amount of 0%, 1.2% or 2.4% of base salary. All NEOs are in the 2.4% category. In addition, the Ruddick Corporation Executive Bonus Insurance Plan (the "EBIP") provides the Company's executives with a whole life insurance policy as to which the Company makes the premium payments while the participant is employed by the Company. The amount of the premiums paid with respect to the Executive Bonus Insurance Plan were grossed up for tax purposes. The EBIP generally requires the Company to continue premium payments on behalf of participants until age 65 if their employment is terminated within two years following a change in control. This provision is coordinated with the Change-in-Control and Severance Agreements discussed below such that, in the case of a change in control, the Company will continue EBIP premium payments

for an NEO until the later of the end of the continuation period provided under the EBIP or the Change-in-Control and Severance Agreements.

Change-in-Control and Severance Agreements. The Company entered into Change-in-Control and Severance Agreements with the NEOs during the Company's fiscal year ended September 30, 2007 ("Fiscal 2007"). Please see the discussion of the Change-in-Control and Severance Agreements contained below in "Potential Payments Upon Termination of Employment or Change in Control."

Deductibility of Compensation Expenses

Section 162(m) of the Internal Revenue Code of 1986 (the "Code") generally limits the tax deductibility by the Company for compensation paid to the Chief Executive Officer and the other most highly compensated executive officers to $1 million per officer per year, unless it qualifies as "performance-based" compensation. To qualify as "performance-based," compensation payments must satisfy certain conditions, including limitations on the discretion of the Compensation Committee in determining the amounts of such compensation. It is the Company's current policy that, to the extent possible, compensation paid to its executive officers be deductible under Section 162(m) of the Code. In furtherance of this policy, the Board of Directors has adopted, and the shareholders have approved, the Cash Incentive Plan and the Addendum, and the Board of Directors has adopted the Ruddick Corporation 2011 Incentive Compensation Plan (the "2011 Plan"). The Cash Incentive Plan, the Addendum and the 2011 Plan (which is subject to shareholder approval as described below), have each been structured in a manner such that cash incentive payments and performance-based equity awards under each plan can satisfy the requirements for "performance-based" compensation within the meaning of Section 162(m) of the Code.

Summary Compensation Table for 2010

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Thomas W. Dickson	2010	620,000	—	667,062	—	662,160	1,804,000	139,686	3,892,908
Chairman of the Board,	2009	620,000	—	663,376	—	502,944	2,565,000	140,288	4,491,608
President and Chief Executive Officer of the Company	2008	605,000	—	916,926	—	627,264	—	141,975	2,291,165
John B. Woodlief	2010	435,000	—	333,532	—	387,150	728,000	139,766	2,023,448
Vice President — Finance and	2009	435,000	—	331,688	—	294,060	929,000	134,434	2,124,182
Chief Financial Officer of the Company	2008	425,000	—	458,562	—	367,200	141,000	129,988	1,521,750
Frederick J. Morganthall, II ..	2010	452,500	—	333,532	—	341,638	1,245,000	118,290	2,490,960
President of Harris	2009	452,500	—	331,688	—	359,738	1,785,000	114,313	3,043,239
Teeter, Inc.	2008	440,000	—	458,562	—	379,500	33,000	116,152	1,427,214
Fred A. Jackson	2010	295,000	29,500 (5)	240,142	—	162,361	262,000	103,125	1,092,128
President of	2009	295,000	—	238,816	—	—	616,000	106,275	1,256,091
American & Efird, Inc.	2008	295,000	—	330,166	—	43,107	—	107,626	775,899

(1) Amounts reflect the grant date fair value computed in accordance with FASB ASC Topic 718, related to restricted stock and performance shares granted in the fiscal year noted. The assumptions used in the calculation of these amounts are included in the note entitled "Stock Options and Stock Awards" in the Notes to Consolidated Financial Statements included within the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 2010, except that for the purposes of this table the estimates of forfeitures related to service-based vesting conditions have been disregarded. For more information on the actual forfeitures, if any, for each of the NEOs listed in the table during Fiscal 2010, please refer to "2010 Performance Share Awards".

For more information on the outstanding shares of restricted stock held by the NEOs, please refer to "Outstanding Equity Awards at Fiscal Year-End for 2010".

(2) This column represents Incentive Bonuses paid to the NEOs. In accordance with the Securities and Exchange Commission requirements, Incentive Bonuses paid are "performance-based" and therefore are reported in the Non-Equity Incentive Plan Compensation column. As described in the "Compensation Discussion and Analysis" section, such cash incentive bonuses are paid to the NEOs when specific performance measures are achieved and the payment is approved by the Compensation Committee. These amounts were paid in November 2010 with respect to the Company's performance in Fiscal 2010.

(3) The amounts listed are attributable to the change in actuarial present value for the Pension Plan and the SERP from September 28, 2009 through October 3, 2010. For a discussion of the assumptions underlying this valuation, please refer to the note to the table entitled "Pension Benefits for 2010". The Company's non-qualified deferred compensation plan does not provide above-market or preferential earnings on deferred compensation, and therefore, in accordance with Securities and Exchange Commission rules, there were no changes of value attributable to nonqualified deferred compensation earnings. A positive change in the actuarial present value of the benefits under the Pension Plan and the SERP can occur due to changes in the discount rate. Messrs. Dickson, Woodlief, Morganthall and Jackson had a positive change in the actuarial accrued present value of the benefits under the Pension Plan and the SERP due to a decrease in the discount rate from 5.75% for the Pension Plan and 5.60% in the SERP for Fiscal 2009 to 5.05% for the Pension Plan and 4.65% for the SERP for Fiscal 2010.

(4) All other compensation for each of the NEOs consists of the following:

	Thomas W. Dickson	John B. Woodlief	Frederick J. Morganthall, II	Fred A. Jackson
Executive Bonus Insurance Plan ($)	26,108	47,100	33,994	44,594
Ruddick Retirement and Savings Plan ($)	17,150	15,687	17,150	9,800
Executive Long Term Disability Plan ($)	6,978	3,835	3,333	3,221
Key Employee Life Insurance Plan ($)	19,341	15,542	15,854	11,078
Tax Reimbursement ($)	22,167	32,640	20,505	28,072
Dividends on unvested Restricted Stock Awards ($)	30,186	15,192	16,014	6,360
Ruddick Corporation Flexible Deferral Plan ($)	17,756	9,770	11,440	—

(5) This amount represents a discretionary bonus provided to Mr. Jackson in the amount of ten percent of his base salary for Fiscal 2010 based on A&E's operating profit achievement. See "Compensation Discussion and Analysis – Elements of Compensation" for further information.

Grants of Plan-Based Awards for 2010

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Threshold($)	Estimated Future Payouts Under Equity Incentive Plan Awards (2) Target(#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Thomas W. Dickson					
Incentive Bonus	11/19/09	—	NA	NA	NA
Performance Shares	11/19/09	NA	12,500	NA	333,531
Restricted Stock	11/19/09	NA	NA	12,500	333,531
John B. Woodlief					
Incentive Bonus	11/19/09	—	NA	NA	NA
Performance Shares	11/19/09	NA	6,250	NA	166,766
Restricted Stock	11/19/09	NA	NA	6,250	166,766

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Threshold($)	Estimated Future Payouts Under Equity Incentive Plan Awards (2) Target(#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Frederick J. Morganthall, II					
Incentive Bonus	11/19/09	67,875	NA	NA	NA
Performance Shares	11/19/09	NA	6,250	NA	166,766
Restricted Stock	11/19/09	NA	NA	6,250	166,766
Fred A. Jackson					
Incentive Bonus	11/19/09	—	NA	NA	NA
Performance Shares	11/19/09	NA	4,500	NA	120,071
Restricted Stock	11/19/09	NA	NA	4,500	120,071

(1) Amounts shown are estimated threshold payouts for Fiscal 2010 to the NEOs under the Cash Incentive Plan. Under the applicable performance criteria for the Company and each operating subsidiary, if the Company or operating subsidiary, as applicable, achieves the predetermined minimum goals, executives are paid a predetermined percentage of base compensation as Incentive Bonus. The percentage of base compensation payable as Incentive Bonus increases as the return or profit margin increases. The plans are discussed in greater detail in the "2010 Cash Incentive Plan Awards" table and the footnotes thereunder.

(2) Amounts shown are estimated target number of performance shares awards that were granted in Fiscal 2010, assuming Harris Teeter and A&E each meet or exceed their respective operating profit projections, which are discussed in greater detail in the "Compensation Discussion and Analysis" section. For executives employed by Harris Teeter and A&E, issuances of performance shares were 100% subject to the applicable company meeting its respective operating profit projections for Fiscal 2010, and in the case of Harris Teeter, the individual executive meeting his performance target for Fiscal 2010 as described under "Compensation Discussion and Analysis – Long-Term Equity Incentive Compensation," while issuances to holding Company executives were dependent as to 95% on Harris Teeter meeting its operating profit projections and as to 5% on A&E meeting its operating profit projections. If performance is achieved, these performance shares will be settled by issuance of restricted stock. Once issued, 25% of these shares of restricted stock vest on each of the first four anniversaries of the date of the issuance.

(3) Represents number of shares of restricted stock granted in Fiscal 2010. The restricted stock will vest 20% per year on each of the first five anniversaries of the date of the award.

(4) Represents the grant date fair value of performance shares awards or restricted stock awards, as the case may be, of such award computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in the note entitled "Stock Options and Stock Awards" in the Notes to Consolidated Financial Statements included within the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 2010, except that for the purposes of this table the estimates of forfeitures related to service-based vesting conditions have been disregarded. The grant date fair value for performance shares awards is based on the FASB ASC Topic 718 value of $26.6825.

Outstanding Equity Awards at Fiscal Year-End for 2010

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Thomas W. Dickson	—	—	—	—	62,887	2,193,499	12,500	436,000
John B. Woodlief	—	—	—	—	31,649	1,103,917	6,250	218,000
Frederick J. Morganthall, II	—	—	—	—	33,362	1,163,667	6,250	218,000
Fred A. Jackson	8,511	—	15.825	11/14/2011	13,250	462,160	4,500	156,960
	6,298	—	14.385	11/20/2012				
	9,000	—	16.880	11/19/2013				

(1) A vesting schedule for each unvested restricted stock award, including performance shares awards that have been settled by payment of restricted stock due to the achievement of performance goals, is included herein:

	Vesting Date	# of Shares Vesting
Thomas W. Dickson	11/15/2010	5,312
	11/16/2010	8,044
	11/19/2010	2,500
	11/20/2010	5,312
	11/15/2011	5,313
	11/16/2011	5,156
	11/19/2011	2,500
	11/20/2011	5,313
	11/15/2012	5,312
	11/19/2012	2,500
	11/20/2012	5,312
	11/19/2013	2,500
	11/20/2013	5,313
	11/19/2014	2,500
		62,887

	Vesting Date	# of Shares Vesting
John B. Woodlief	11/15/2010	2,656
	11/16/2010	4,228
	11/19/2010	1,250
	11/20/2010	2,656
	11/15/2011	2,656
	11/16/2011	2,578
	11/19/2011	1,250
	11/20/2011	2,656
	11/15/2012	2,656
	11/19/2012	1,250
	11/20/2012	2,656
	11/19/2013	1,250
	11/20/2013	2,657
	11/19/2014	1,250
		31,649
Frederick J. Morganthall, II	11/15/2010	2,812
	11/16/2010	4,613
	11/19/2010	1,250
	11/20/2010	2,812
	11/15/2011	2,813
	11/16/2011	2,812
	11/19/2011	1,250
	11/20/2011	2,813
	11/15/2012	2,812
	11/19/2012	1,250
	11/20/2012	2,812
	11/19/2013	1,250
	11/20/2013	2,813
	11/19/2014	1,250
		33,362

	Vesting Date	# of Shares Vesting
Fred A. Jackson	11/15/2010	900
	11/16/2010	1,550
	11/19/2010	900
	11/20/2010	900
	11/15/2011	900
	11/16/2011	900
	11/19/2011	900
	11/20/2011	900
	11/15/2012	900
	11/19/2012	900
	11/20/2012	900
	11/19/2013	900
	11/20/2013	900
	11/19/2014	900
		13,250

(2) Calculated by multiplying the unvested shares of restricted stock by the closing market price of the Company's Common Stock on October 1, 2010, the last trading day in Fiscal 2010 ($34.88) (the "Closing Market Price").

(3) Amounts shown are target number of performance shares granted in 2010, assuming Harris Teeter and A&E each meet or exceed their respective operating profit projections, which are discussed in greater detail in the "Compensation Discussion and Analysis" section. For executives employed by A&E, issuances of performance shares were 100% subject to A&E meeting its respective operating profit projections for Fiscal 2010, while issuances to holding Company executives were dependent as to 95% on Harris Teeter meeting its operating profit projections and as to 5% on A&E meeting its operating profit projections. For executives employed by Harris Teeter, issuances of Performance Shares were subject to Harris Teeter meeting its operating profit projections for Fiscal 2010 and the individual executive meeting his or her performance target for Fiscal 2010 as described in the "Compensation Discussion and Analysis" section. If performance is achieved, the performance shares will be converted into restricted stock, which vests 25% per year on each of the first four anniversaries of the date of the issuance.

(4) Calculated by multiplying the target number of performance shares by the Closing Market Price.

Option Exercises and Stock Vested for 2010

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Thomas W. Dickson	48,911	759,867	17,989	489,257
John B. Woodlief	54,356	983,768	9,492	258,264
Frederick J. Morganthall, II	3,000	52,921	10,025	272,824
Fred A. Jackson	12,951	211,619	3,850	104,698

(1) The value realized on exercise represents: (a) the difference between the Average Price on the day of exercise and the exercise price multiplied by the number of shares acquired on exercise, in the case of stock swaps, and (b) the actual gain realized in the case of cashless sale or cashless hold exercises.

(2) The value realized represents the number of shares acquired on vesting multiplied by the Average Price on the day of vesting.

Pension Benefits for 2010(1)

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Thomas W. Dickson	Pension Plan	30	1,071,000	—
	SERP	30	7,015,000	—
John B. Woodlief	Pension Plan	11	210,000	—
	SERP	11	2,812,000	—
Frederick J. Morganthall, II	Pension Plan	24	750,000	—
	SERP	24	5,471,000	—
Fred A. Jackson	Pension Plan	33	638,000	—
	SERP	33	1,692,000	—

(1) For a discussion of the valuation methods and material assumptions applied in quantifying the present value of the current accrued benefit under each of the Pension Plan and SERP, please refer to the note entitled "Employee Benefit Plans" of the Consolidated Financial Statements included with the Company's Annual Report on Form 10-K for the year ended October 3, 2010.

(2) "Present Value of Accumulated Benefit" assumes the value of the benefit as of October 3, 2010 and assumes that the NEO will wait to receive any benefit thereunder until the NEO would have attained an age where such NEO would receive an unreduced benefit amount under such benefit plan.

Pension Plan. The Pension Plan is a tax-qualified defined benefit retirement plan for eligible employees. Effective October 1, 2005 the Pension Plan was amended to limit participation in the Pension Plan to eligible employees of the Company and its subsidiaries who were employed on September 30, 2005. All of the NEOs are participants in the Pension Plan. Contributions to the Pension Plan are determined annually by the Retirement Plan Committee, the named fiduciary, based upon an analysis and recommendation from actuarial consultants who estimate the Plan's total obligation to participants. For participants with age and service points as of December 31, 2005 equal to or greater than 45, their benefit accruals under the Plan after September 30, 2005 will be offset by the actuarial equivalent of the portion of their account balance under the RRSP that is attributable to automatic retirement contributions made by the Company after September 30, 2005, plus earnings and losses on such contributions. All NEOs had 45 points or more as of December 31, 2005. A participant's normal annual retirement benefit under the Pension Plan at age 65 is an amount equal to 0.8% (0.6% for employees of American & Efird, Inc.) of the participant's final average earnings multiplied by years of service at retirement, plus 0.6% of the participant's final average earnings in excess of Social Security covered compensation multiplied by the number of years of service up to a maximum of thirty-five years. A participant's final average earnings is the average annual cash compensation paid to the participant during the plan year, including salary, incentive compensation and any amount contributed to the RRSP, for the five consecutive years in the last ten years that produce the highest average.

SERP. The Company also maintains the SERP. The SERP covers certain senior executive employees of the Company and participating subsidiaries, including the NEOs, as designated by its administrative committee. Under the SERP, participants who retire at normal retirement age (60) receive monthly retirement benefits equal to between 55% and 60% of the participant's final average earnings times the participant's accrual fraction and reduced by the participant's (1) assumed Pension Plan Retirement Benefit, (2) assumed Social Security Benefit and (3) assumed profit sharing plan retirement benefit, if any. The final average earnings are the average annual earnings during the highest 3 calendar years out of the last 10 calendar years preceding termination of employment for all executives other than the executives of A&E for whom the final average earnings are the average of the 3 highest calendar years earnings during their employment. The accrual fraction is a fraction, the numerator of which is the years of credited service, the denominator of which is 20, and which may not exceed 1.0. The benefits payable under the SERP are payable for the participant's lifetime with an automatic 75% survivor benefit payable to the participant's surviving eligible spouse for his or her lifetime. Participants are eligible to receive an early retirement benefit upon termination of employment, other than on account of death, after attaining age 55 and completing 10 years of credited service. The amount of early retirement benefit is the monthly retirement benefit reduced by 0.4167% for each month by which payment begins before normal retirement age.

Non-Qualified Deferred Compensation for 2010

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings (loss) in Last Fiscal Year ($)	Aggregate Withdrawals and/or Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)
Thomas W. Dickson	30,000	17,756	25,652	—	208,295
John B. Woodlief	4,666	9,770	29,795	413,565	78,747
Frederick J. Morganthall, II	20,000	11,440	12,643	—	179,030
Fred A. Jackson	—	—	—	—	13,896

Flexible Deferral Plan. The FDP is an unfunded, excess benefit plan that provides certain highly compensated employees, including the NEOs, the opportunity to defer the receipt and taxation on a portion of their annual compensation. The purpose of the FDP is to allow deferral of a portion of the participants' annual base salary and Incentive Bonus and to supplement the benefits under the tax-qualified retirement plans to the extent that such benefits are curtailed by the application of certain limits imposed by the Code (e.g., Code Section 402(g) and Code Section 414 limitations). During Fiscal 2010, eligible employees were permitted to defer up to 50% of their base salary and up to 90% of their Incentive Bonus payment in the FDP. Cash compensation is eligible for deferral unless prohibited under Code Section 409A, subject to plan limits. Plan participants may choose deemed investments in the FDP that represent choices that span a variety of diversified asset classes. No contributions may be used to purchase the Common Stock. Participants make an election for each year's deferral election regarding the timing of plan distributions, subject to limitations under the plan and Code Section 409A. A participant may elect up to five (5) in-service accounts and one (1) retirement account for payment of deferral contributions, subject to plan limitations. Each in-service account will be paid in accordance with the respective election in lump-sum or installments and in the year elected, subject to restrictions imposed by Code Section 409A. The FDP also allows for an in-service withdrawal for an unforeseeable emergency based on facts and circumstances that meet Internal Revenue Service and plan guidelines.

Potential Payments Upon Termination of Employment or Change in Control

After reviewing market trends, including information prepared by a consultant, the Company entered into Change-in-Control and Severance Agreements with the NEOs during Fiscal 2007. The Company determined to enter into the Change-in-Control and Severance Agreements with the NEOs because the Company believed that these agreements would ensure that the NEOs were incentivized to achieve the greatest possible return for the Company's shareholders, including through a potential change in control transaction, irrespective of a loss of their own position in connection with such a transaction. During Fiscal 2007 the Compensation Committee was presented data that a majority of public companies surveyed by the compensation consultant entered into similar agreements with their executives. A second goal of the Compensation Committee in entering into the Change-in-Control and Severance Agreements was to aid in the retention of the Company's NEOs and to give them protections and benefits similar to executives at other companies. The Compensation Committee also considered the cost to the Company of replacing the NEOs in the event of a change in control. The Compensation Committee and the Company believed it was important for the Change-in-Control and Severance Agreements to contain provisions which would prohibit the NEOs from competing against the Company or soliciting the Company's employees or clients following their termination, other than following a change in control. These provisions protect the Company from any such actions by tying the benefits the NEO would receive upon such termination of employment, to the continued adherence to the agreement.

The Compensation Committee considered the information contained in the study and asked the consultant to provide a recommendation concerning the terms of such change in control and severance agreements provided by such companies. The consultant recommended that the Company enter into agreements with the NEOs on terms substantially similar to those contained in the executed agreements. Based on the consultant's recommendations and the data contained in the consultant's study the Compensation Committee determined that the terms of the Change-in-Control and Severance Agreements were appropriate for the NEOs. The Compensation Committee presented those terms to the NEOs, and the NEOs accepted the terms as presented.

The Change-in-Control and Severance Agreements are effective until the termination of the NEO's employment with the Company, or until terminated by written agreement between the Company and the NEO. Under the terms of the Change-in-Control and Severance Agreements, a NEO is entitled to severance benefits only if the NEO's employment is terminated by the Company prior to a "change in control" (as defined below) transaction or after twenty-four (24) months following a "change in control" transaction. The following is a summary of the severance benefits the NEOs are expected to receive under the Change-in-Control and Severance Agreements:

- For Messrs. Dickson and Woodlief, a single lump sum payment in an amount equal to (i) if terminated other than for "cause" (as defined below), death or disability, two (2) times the sum of his base salary plus the greater of (a) his "severance accrued bonus" (as defined below) or (b) the average of his total bonus payments for the prior three full fiscal years ending on or before his termination, and (ii) if terminated other than for "cause", a pro-rated portion of his "severance accrued bonus".
- For Messrs. Morganthall and Jackson, a single lump sum payment in an amount equal to (i) if terminated other than for "cause", death or disability, one and one-half (1.5) times the sum of his base salary plus the greater of (a) his "severance accrued bonus" or (b) the average of his total bonus payments for the prior three full fiscal years ending on or before his termination, and (ii) if terminated other than for "cause", a pro-rated portion of his "severance accrued bonus".

The following is a summary of the change in control benefits the NEOs are expected to receive under the Change-in-Control and Severance Agreements if the NEO's employment terminates at any time within twenty-four (24) months following a "change in control" transaction:

- For Messrs. Dickson and Woodlief, (i) if terminated by the Company other than for "cause", death, or disability, or by the NEO for "good reason" (as defined below), a single lump sum payment in an amount equal to 2.99 times the sum of his base salary plus the greater of (a) his "CIC accrued bonus" (as defined below) or (b) his "CIC average prior bonus payments" (as defined below), and (ii) if terminated by the Company other than for "cause", or by the NEO for "good reason" the pro-rated portion of his "CIC prorated bonus" (as defined below). This pro-rated portion of his "CIC prorated bonus" payment shall be in addition to any pro-rated bonus such NEO may be entitled, during the period following a "change in control" transaction through the termination of his employment.
- For Messrs. Morganthall and Jackson, (i) if terminated by the Company other than for "cause", death, or disability, or by the NEO for "good reason", a single lump sum payment in an amount equal to 2.5 times the sum of his base salary plus the greater of (a) his "CIC accrued bonus", or (b) his "CIC average prior bonus payments" and (ii) if terminated by the Company other than for "cause", or by the NEO for "good reason", a pro-rated portion of his "CIC prorated bonus". This pro-rated portion of his "CIC prorated bonus" payment shall be in addition to any pro-rated bonus such NEO may be entitled, during the period following a "change in control" transaction through the termination of his employment.

In the event a NEO's employment is terminated by the Company either before or after a "change in control" other than for "cause", or by the NEO for "good reason", such NEO is also entitled to a payment of a bonus under an equity incentive plan based upon the Company's actual performance up to the date of termination of such NEO's employment. This bonus shall be the shares, or the cash equivalent, of the performance shares that were awarded to the NEO, subject to the achievement of certain performance criteria, prior to the termination of the NEO's employment. The shares received shall be fully vested.

In addition, in the event a NEO's employment is terminated by the Company either before or after a "change in control" other than for "cause", death or disability, or by the NEO for "good reason", each such NEO is entitled to continue certain employee benefits, including medical/dental, disability and life insurance coverage, for a period of time following a termination within 24 months of "change in control". The period of continued benefits shall be 36 months for Messrs. Dickson and Woodlief and 30 months for Messrs. Morganthall and Jackson. Alternatively, each such NEO is entitled to continue certain employee benefits, including medical/dental, disability and life insurance coverage, for a different period of time following a termination before a "change in control" or more than 24 months after a "change in control". The period of continued benefits shall be 24 months for Messrs. Dickson and Woodlief and 18 months for Messrs. Morganthall and Jackson. A NEO may elect to waive these benefits and

in lieu thereof receive a single lump sum payment, equal to the Company's costs in providing such benefits, including any related tax gross-up, if applicable.

If it is determined that any payment or distribution will be subject to the excise tax imposed under Internal Revenue Code Section 280G, then the NEO may be entitled to receive an additional payment or "gross up" to ensure that their severance payments are kept whole as follows:

- For Messrs. Dickson and Woodlief, there is an unconditional gross-up to cover 280G excise tax, but not ordinary tax obligations;
- For Messrs. Morganthall and Jackson, there is a conditional gross-up to cover 280G excise tax, but not ordinary tax obligations. The "change in control" benefit payments for Messrs. Morganthall and Jackson are capped at the 280G threshold if the safe harbor is exceeded by 10% or less (the "280G Cap").

When used in the Change-in-Control and Severance Agreements, "severance accrued bonus" means an amount based upon the current bonus schedule provided in the Cash Incentive Plan, calculated (i) utilizing the Company's annualized NOPAT return on the Company's invested capital in the case of each of Messrs. Dickson and Woodlief; (ii) utilizing A&E's annualized NOPAT return on invested capital of A&E in the case of Mr. Jackson; or (iii) utilizing operating profit margin of Harris Teeter in the case of Mr. Morganthall, for the cumulative fiscal period-to-date as of the end of the most recent fiscal quarter ending on or before such NEO's termination.

When used in the Change-in-Control and Severance Agreements, "CIC accrued bonus" means a bonus payment based upon the current bonus schedule provided in the Cash Incentive Plan, calculated utilizing (a) the Company's annualized NOPAT return on the Company's invested capital in the case of each of Messrs. Dickson and Woodlief; (b) A&E's annualized NOPAT return on invested capital of A&E in the case of Mr. Jackson; or (c) operating profit margin of Harris Teeter for Mr. Morganthall, for the fiscal period-to-date as of the most recent fiscal quarter ending on or before either: (1) the date of such NEO's termination or (2) the date of the "change in control" transaction; provided that the date which shall be used shall be the date that produces the greater payment to the NEO.

When used in the Change-in-Control and Severance Agreements, "CIC average prior bonus payments" means the greater of the average of a NEO's total bonus payments for the prior three full fiscal years ending (1) on or before such NEO's termination or (2) on or before the "change in control" transaction.

When used in the Change-in-Control and Severance Agreements, "CIC prorated bonus" means a bonus payment calculated utilizing (a) the Company's annualized NOPAT return on the Company's invested capital in the case of each of Messrs. Dickson and Woodlief; (b) A&E's annualized NOPAT return on invested capital of A&E in the case of Mr. Jackson; or (c) operating profit margin of Harris Teeter for Mr. Morganthall, calculated for the portion of the fiscal year period to date as of the most recent fiscal quarter ending on or before the "change in control" transaction.

When used in the Change-in-Control and Severance Agreements, "cause" means the termination of the NEO due to (a) fraud; (b) embezzlement; (c) conviction or other final adjudication of guilt of the NEO of any felony; (d) a material breach of, or the willful failure to perform and discharge such NEO's duties, responsibilities and obligations under their Change-in-Control and Severance Agreement; (e) any act of moral turpitude or willful misconduct intended to result in personal enrichment of the NEO at the expense of the Company, or any of its affiliates or which has a material adverse impact on the business or reputation of the Company or any of its affiliates; (f) intentional material damage to the property or business of the Company; or (g) gross negligence. The determination of "cause" under (d), (e), (f) and (g) shall be made by the Board of Directors in its reasonable judgment.

When used in the Change-in-Control and Severance Agreements, "good reason" shall mean the termination by the NEO of the NEO's employment with the Company within the two (2) year period following a "change in control" which is due to (i) a material diminution of responsibilities, or working conditions, or duties, or in the case of Messrs. Dickson and Woodlief, ceasing to be the Chief Executive Officer or Chief Financial Officer, respectively, of a publicly traded company; (ii) a material diminution in base salary or potential incentive compensation; (iii) a material negative change in the terms or status of the Change-in-Control and Severance

Agreement; or (iv) a forced relocation of the NEO outside of a 30 mile radius of the intersection of the Trade and Tryon Streets in Charlotte, North Carolina.

When used in the Change-in-Control and Severance Agreements, a "change in control" means a "change in ownership", a "change in effective control", or a "change in the ownership of substantial assets" of a corporation as generally described in Treasury Regulation Section 1.409A-3(i)(5) and as specifically described in the Change-in-Control and Severance Agreements.

Pursuant to the Change-in-Control and Severance Agreements, except in the event the NEO's employment terminates following a "change in control", each NEO has agreed that during the term of the Change-in-Control and Severance Agreements and for a period of 24 months thereafter, the NEO shall not directly or indirectly enter into an employment relationship or a consulting arrangement (or other economically beneficial arrangement) with any competitor of the Company, as defined in each NEO's respective Change-in-Control and Severance Agreement. In addition, each NEO has agreed not to solicit, induce or attempt to induce any employee of the Company to leave the employ of the Company or to solicit or induce or attempt to induce or interfere with the relationship between any customer, supplier, or other person or entity in a business relation with the Company during the same period.

Furthermore, under the terms of the 2002 Comprehensive Stock Option and Award Plan (the "2002 Plan"), in the event of a change in control of the Company, as defined in the 2002 Plan, if all options or restricted stock are not converted, assumed, or replaced by a successor, then such awards will become fully exercisable and all forfeiture restrictions on such awards will lapse and all restricted stock shall become deliverable, unless otherwise provided in any award agreement or any other written agreement entered into with a NEO. The options shall remain exercisable for the remaining term of such option.

Accrued and Vested Benefits. Each of the NEOs has accrued various benefits under the Company's compensation programs and retirement and other broad-based employee benefit plans. Many of these benefits and awards are fully vested and each of the NEOs would receive all of their vested benefits and awards in the event that their employment with the Company ends for any reason, including termination by the Company.

The table herein summarizes the accrued and vested benefits that each of the NEOs would be entitled to, assuming termination by the NEO from the Company on October 3, 2010, not related to a "change in control" transaction and not due to death or disability.

	Thomas W. Dickson	**John B. Woodlief**	**Frederick J. Morganthall, II**	**Fred A. Jackson**
Vested SERP ($)(1)	7,188,000	2,812,000	5,757,000	1,692,000
Vested Pension Benefit ($)(1)	1,071,000	239,000	550,000	701,000
Vested Deferred Compensation Balance ($)	208,295	78,747	179,030	13,896
Vested Stock Options (2) ($)	—	—	—	453,255

(1) The amount for the SERP and Pension Benefit represents the actuarial present value of the benefit. Thomas W. Dickson reached the qualifying age during Fiscal 2010.

(2) Incentive Stock Options and Non-qualified Stock Options (together "Stock Options") granted prior to 2003 terminate immediately upon termination of employment, and thus would have to be exercised upon termination of employment. Stock Options granted in or after 2003 are exercisable for three (3) months after termination of employment, other than for cause. For the purpose of this table, it is assumed that all vested Stock Options are exercised on the last business day on or before October 3, 2010, and the value of such vested Stock Options is calculated by multiplying the number of options by the difference between the exercise price and the Closing Market Price.

Death. The table herein summarizes the incremental benefits (beyond the accrued and vested benefits) that each of the NEOs would be entitled to, assuming their death occurred on October 3, 2010.

	Thomas W. Dickson	John B. Woodlief	Frederick J. Morganthall, II	Fred A. Jackson
Incentive Bonus Payments ($)	662,160	387,150	341,638	191,861 (1)
Accelerated Equity Awards (2) ($)	2,626,811	1,320,573	1,380,323	618,153
Accelerated (Reduced) SERP ($)	(1,883,000)	(746,000)	(1,716,000)	(522,000)
Accelerated (Reduced) Pension Benefit ($)	(571,000)	(145,000)	(319,000)	(399,000)

(1) Includes a discretionary bonus granted to Mr. Jackson in the amount of $29,500, which equals ten percent of Mr. Jackson's base salary, based on the performance of A&E for Fiscal 2010. For more information on this discretionary bonus, see "Compensation Discussion and Analysis—Elements of Compensation."

(2) The value of the accelerated equity awards is composed of restricted stock awards and performance share awards. The value of the restricted stock awards is calculated by multiplying the number of accelerated shares by the Closing Market Price. The value of the performance share awards is calculated by multiplying the number of accelerated shares by the Average Price on the last business day prior to the assumed termination of service date in accordance with plan administration rules.

Disability. The table herein summarizes the incremental benefits (beyond the accrued and vested benefits) that each of the NEOs would be entitled to, assuming their disability occurred on October 3, 2010.

	Thomas W. Dickson	John B. Woodlief	Frederick J. Morganthall, II	Fred A. Jackson
Incentive Bonus Payments ($)	662,160	387,150	341,638	191,861 (1)
Accelerated Equity Awards (2) ($)	2,626,811	1,320,573	1,380,323	618,153
Accelerated SERP ($)	2,343,000	—	277,000	—
Accelerated (Reduced) Pension Benefit ($)	(597,000)	(29,000)	(59,000)	(63,000)

(1) Includes a discretionary bonus granted to Mr. Jackson in the amount of $29,500, which equals ten percent of Mr. Jackson's base salary, based on the performance of A&E for Fiscal 2010. For more information on this discretionary bonus, see "Compensation Discussion and Analysis—Elements of Compensation."

(2) The value of the accelerated equity awards is composed of restricted stock awards and performance share awards. The value of the restricted stock awards is calculated by multiplying the number of accelerated shares by the Closing Market Price. The value of the performance share awards is calculated by multiplying the number of accelerated shares by the average of the high and low trading price on the last business day prior to the assumed termination of service date in accordance with plan administration rules.

Termination Without Cause. The table herein summarizes the incremental benefits (beyond the accrued and vested benefits) that each of the NEOs would be entitled to, assuming their termination by the Company on October 3, 2010, prior to a "change in control" or more than twenty-four (24) months following a "change in control" other than for "cause", death, or disability.

	Thomas W. Dickson	John B. Woodlief	Frederick J. Morganthall, II	Fred A. Jackson
Severance Benefit (1) ($)	2,564,320	1,644,300	1,219,188	686,042
Incentive Bonus Payments (2) ($)	662,160	387,150	341,638	162,361
Health and Welfare Benefits (3) ($)	150,897	204,068	116,075	139,029

(1) The value of the severance benefit is calculated in accordance with and payable under the terms of their Change-in-Control and Severance Agreement.

(2) The value of the Incentive Bonus payment is calculated in accordance with and payable under the terms their Change-in-Control and Severance Agreement.

(3) This represents the aggregate estimated net cost to the Company of health and welfare benefits provided to each NEO under the terms of their Change-in-Control and Severance Agreement.

Termination Following a Change in Control or Resignation For Good Reason. The table herein summarizes the incremental benefits (beyond the accrued and vested benefits) that each of the NEOs would be entitled to, assuming their termination occurred on October 3, 2010 concurrent with a "change in control" transaction.

	Thomas W. Dickson	John B. Woodlief	Frederick J. Morganthall, II	Fred A. Jackson
Change In Control Benefit (1) ($)	3,833,658	2,458,229	2,031,979	1,143,403
Incentive Bonus Payments (2) ($)	662,160	387,150	341,638	162,361
Accelerated and Additional Portion of SERP Benefits (3) ($)	3,001,000	1,327,000	570,000	112,000
Accelerated Equity Awards (4) ($)	2,629,499	1,321,917	1,381,667	619,120
Health and Welfare Benefits (5) ($)	489,540	424,918	365,651	349,206
Excise Tax (280G) Gross-up ($)	3,651,919	1,980,836	1,285,001	752,837

(1) The value of the Change in Control Benefit is calculated in accordance with and payable under the terms of their Change-in-Control and Severance Agreement.

(2) The value of the Incentive Bonus payment is calculated in accordance with and payable under the terms of their Change-in-Control and Severance Agreement.

(3) The value of the accelerated and additional portion of SERP Benefits reflects accelerated commencement of benefit payments without accrued benefit reduction and additional service accrual for all NEOs, and it is valued using the discount rate and method prescribed for the 280G calculations.

(4) The value of the accelerated equity awards is calculated by multiplying the number of accelerated restricted stock and performance shares by the Closing Market Price.

(5) The value of the health and welfare benefits represents the aggregate estimated net cost to the Company of health and welfare benefits provided to each NEO under the terms of their Change-in-Control and Severance Agreement.

Compensation Policies and Practices as they Relate to Risk Management

As previously discussed, the Company's compensation policies and practices for its employees are designed to attract and retain highly qualified and engaged employees, and to minimize risks that would have a material adverse effect on the Company. In addition the Company's compensation policies and practices seek to align the interests of management with those of the Company's shareholders. The Company believes its incentive compensation programs are appropriately balanced between value created indirectly by the performance of the Common Stock and payments resulting from the achievement of specific financial performance objectives. The Compensation Committee considers risks arising from the Company's employee compensation policies and practices and has concluded that any risks from such policies and practices are not reasonably likely to have a material adverse effect on the Company. Overall, the Compensation Committee reached this conclusion after considering a number of features of the Company's compensation structure that are designed to mitigate risk, such as:

- The Company uses a balance of fixed and variable compensation in the form of cash and equity, which is designed to provide both short and long-term focus.
- The overall compensation of the NEOs is not overly-weighted towards the achievement of performance criteria in a particular fiscal year and an appropriate portion of compensation is awarded in the form of equity awards that vest over a multi-year period, subject to continued service by the recipient. This further aligns the interests of the NEOs to long-term shareholder value and helps retain management.

- Payouts under the Company's annual incentive compensation and other long-term incentive programs are based on performance criteria that the Compensation Committee believes to be challenging yet reasonable and attainable without excessive risk-taking.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of October 3, 2010 regarding the number of shares of Common Stock that may be issued under the Company's equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(1)	Weighted-average exercise price of outstanding options, warrants and rights (b)(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	243,622	$17.86	1,254,543
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	243,622	$17.86	1,254,543

(1) Includes grants of 139,460 performance shares outstanding as of October 3, 2010. Excludes 119,984 shares of Common Stock that are deliverable in connection with the 119,984 stock units outstanding under the Director Deferral Plan that have been accumulated in a rabbi trust for the purpose of funding distributions from the Deferral Plan. Does not include any shares of restricted stock that were outstanding as of October 3, 2010 since these shares are already outstanding and do not represent potential dilution. For more information on the Company's restricted stock and performance share grants, see Note 11 to the Consolidated Financial Statements included within the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 2010.

(2) The weighted average exercise price does not take into account performance share awards or restricted stock units outstanding as of October 3, 2010.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of five independent directors and operates under a written charter adopted by the Board of Directors. The Company has affirmed to the New York Stock Exchange that the Board of Directors has determined that all members of the Audit Committee are "independent" as defined in the New York Stock Exchange Listed Company Manual.

Management is responsible for the Company's internal controls and the financial reporting process. KPMG LLP, the Company's independent auditors, are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report on those financial statements. The Audit Committee, among other things, is responsible for monitoring and overseeing these processes and is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditors.

In this context, the Audit Committee has met and held discussions with management and the independent auditors. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and the independent auditors. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Board in Rule 3200T and No. 114, "*The Auditor's Communication With Those Charged With Governance.*"

The Company's independent auditors also provided to the Audit Committee the written disclosures and the letter required by the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and the Audit Committee discussed with the independent auditors that firm's independence.

Based upon the Audit Committee's discussion with management and the independent auditors and the Audit Committee's review of the representations of management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 2010.

SUBMITTED BY THE AUDIT COMMITTEE

John P. Derham Cato
Anna Spangler Nelson
Harold C. Stowe
Isaiah Tidwell
William C. Warden, Jr.

PROPOSAL 2

APPROVAL OF THE RUDDICK CORPORATION 2011 INCENTIVE COMPENSATION PLAN

The Board of Directors has adopted the Ruddick Corporation 2011 Incentive Compensation Plan (the "2011 Plan") and directed that it be submitted to the Company's shareholders for approval.

The material terms and provisions of the 2011 Plan are summarized below. The complete text of the 2011 Plan is attached as Appendix A. This summary is not intended to be a complete description of the 2011 Plan and is qualified in its entirety by the actual text of the 2011 Plan.

Background

The 2011 Plan is designed to help attract and retain personnel of superior ability for positions of exceptional responsibility, to reward employees and non-employee directors for past services and to motivate such individuals through added incentives to further contribute to the success of the Company. The Company believes the 2011 Plan will secure for the Company and its shareholders the benefits arising from ownership of the Common Stock by employees and non-employee directors of the Company, all of whom are and will be responsible for the Company's future growth. A primary reason for adopting the 2011 Plan is to reserve shares of Common Stock for incentive awards that will support our compensation philosophy of linking the compensation of key employees to the performance of the Company and its subsidiaries, as applicable. The 2011 Plan will become effective immediately upon shareholder approval.

The Ruddick Corporation 2002 Comprehensive Stock Option and Award Plan (and the Addendum thereto) and the Ruddick Corporation 2000 Comprehensive Stock Option and Award Plan (together, the "Prior Plans") will be replaced by the 2011 Plan upon shareholder approval of the 2011 Plan. No awards will be granted under the Prior Plans after the 2011 Plan is approved by the Company's shareholders, although outstanding awards previously granted under the Prior Plans will continue in effect in accordance with the terms and conditions of the Prior Plans.

Eligibility and Administration

All present and future employees and other service providers of the Company and its related companies are eligible to receive incentive awards under the 2011 Plan. An employee or other service provider who receives an award becomes a participant in the 2011 Plan. Also, all present and future non-employee directors of the Company are eligible to receive awards under the 2011 Plan. As of October 31, 2010, the Company estimates that there are approximately 262 employees (four of whom are executive officers), no service providers other than employees, and nine non-employee directors who may be eligible for awards under the 2011 Plan.

Unless otherwise determined by the Board of Directors or except as may otherwise be required by its charter, the Compensation Committee (the "Committee") will administer the 2011 Plan with respect to awards for employees and other service providers. The Committee generally has the power and complete discretion to select employees and service providers to receive incentive awards and to determine for each employee or service provider the nature of the incentive award and the terms and conditions of each incentive award. Upon recommendation by the Committee, the independent members of the Board of Directors (as determined under NYSE requirements and other applicable tax and securities laws), have the authority to approve equity compensation awards to our Chief Executive Officer and our executive officers, and have all of the powers and responsibilities as the Committee in approving such awards. In addition, the independent members of the Board of Directors have the sole authority to grant incentive awards to our non-employee directors, and generally have all of the powers and responsibilities of the Committee in granting such incentive awards.

The 2011 Plan is intended to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act, and allows for awards that are intended to meet the requirements for performance-based compensation under Internal Revenue Code Section 162(m). Awards under the 2011 Plan that constitute nonqualified deferred compensation are intended to meet the requirements of Internal Revenue Code Section 409A, as discussed below in the section entitled "Federal Income Tax Consequences."

Types of Incentive Awards that may be Granted Under the 2011 Plan

The 2011 Plan authorizes a variety of types of equity-based and cash-based awards to provide flexibility in our compensation program.

Employees may receive the following types of incentive awards under the 2011 Plan: restricted stock awards, restricted stock units, performance shares, incentive stock options, nonstatutory stock options and stock awards.

Non-employee directors and other non-employee service providers may receive restricted stock awards, restricted stock units, performance shares, nonstatutory options and stock awards.

Stock Available for Incentive Awards

Two million, six hundred thousand shares (2,600,000) of Common Stock have been reserved for issuance under the 2011 Plan. Shares of Common Stock allocable to options, restricted stock or other awards or any portions thereof previously granted under the Prior Plans that expire, are forfeited, or otherwise terminate unexercised will be added to the shares reserved for issuance under the 2011 Plan and may be allocated to new incentive awards under the 2011 Plan. However, no new grants of incentive awards may be made under the Prior Plans after the 2011 Plan is approved by the shareholders. As of October 31, 2010, there are approximately 706,000 shares of Common Stock allocable to outstanding, unvested awards previously granted under the Prior Plans.

No more than 200,000 shares may be allocated to the incentive awards granted to a participant during any single fiscal year of the Company. The maximum cash that can be paid to a participant during any single fiscal year of the Company under incentive awards granted under the 2011 Plan is $1,750,000.

If an incentive award under the 2011 Plan is cancelled, terminates or lapses unexercised, any unissued shares allocable to that award may be used for a new award under the 2011 Plan. Shares exchanged in payment of an option exercise price or retained to satisfy applicable withholding taxes may not be subjected to new awards and the cash proceeds from option exercises may not be used to purchase open-market shares for reuse under the 2011 Plan. The number of shares that may be issued under the 2011 Plan will be proportionately adjusted in the event of a recapitalization event like a stock dividend, stock split or other similar event affecting the Common Stock. The 2011 Plan prohibits option repricing without shareholder approval, except in connection with a recapitalization event.

The Common Stock is traded on the NYSE under the symbol "RDK." On December 7, 2010, the closing price per share of the Common Stock was $37.70.

Restricted Stock and Stock Awards

Restricted stock awards are shares of Common Stock issued subject to service-based and/or performance-based restrictions on transferability. The Committee (or, in the case of awards to non-employee directors, the Board of Directors) determines the restrictions as well as the conditions under which the restrictions may lapse. Restriction periods generally must be no less than three years in length and the participant will generally forfeit the unlapsed shares if he or she separates from service before the end of the period or if the applicable performance goals are not satisfied. However, the Committee (or, in the case of awards to non-employee directors, the Board of Directors) may, in its discretion, provide for accelerated removal of the restrictions upon such events as the participant's disability, death, termination of employment or the occurrence of a change in control.

Restricted stock awards may be designed to qualify as "performance-based compensation" for purposes of Internal Revenue Code Section 162(m) ("Code Section 162(m)"), in which case the awards will generally be subject to the requirements that apply to performance shares, as described below. Otherwise, performance goals and other terms and conditions of the awards may be set by the Committee in its discretion.

Holders of restricted stock have all the rights of shareholders during the restricted period, other than the power to transfer the restricted stock, including the right to vote the shares and receive dividends. Certificates representing shares of restricted stock will be held by the Company until the restrictions lapse and upon request, the recipients of restricted stock awards will provide the Company with appropriate stock powers endorsed in blank.

Eligible individuals, including employees and non-employee directors, may also receive stock awards. Stock awards are shares of Common Stock issued without any restrictions on transferability, other than restrictions necessary to comply with applicable securities laws.

Performance Shares and Restricted Stock Units

Performance shares and restricted stock units are rights to receive shares of Common Stock (or cash in lieu of the shares). Performance shares are subject to performance vesting conditions measured on an individual, corporate or other basis (or a combination thereof), and may also be subject to service-based vesting conditions. Restricted stock units may be subject to service-based and/or performance-based vesting conditions. Restricted stock units and performance shares are similar to restricted stock except that shares of Common Stock are not issued (or cash in lieu of the shares is not paid) until the vesting conditions of the award are satisfied, as determined by the Committee or, with respect to awards to non-employee directors, the Board of Directors. Restricted stock units and performance shares may be settled in shares of Restricted Stock, Common Stock, in cash, or in a combination of both. The Committee (or, with respect to non-employee director awards, the Board of Directors) may reserve the right to determine the method of settlement at the time the award is settled.

Performance shares and restricted stock units may be specifically designed to qualify as "performance-based compensation" for purposes of Code Section 162(m). Performance goals for Code Section 162(m) are required to use objective and quantifiable performance criteria. The 2011 Plan permits the use of a wide variety of performance criteria to provide flexibility in the design of our executive compensation program while preserving the deductibility of awards under Code Section 162(m). The permissible performance criteria, measured with respect to our performance as a company or the performance of any of our related companies, subsidiaries, divisions or business units, or any individual, are:

- Return on invested capital
- Net operating profit (before or after tax)
- Operating profit margin
- Gross margin
- Operating profit
- Earnings before income taxes
- Earnings (which may include earnings before interest and taxes and net earnings— determined in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") or adjusted to include or exclude any or all items)
- Earnings per share (GAAP or non-GAAP basis)
- Growth in any of the criteria described in the column above
- Customer indicators
- Improvements in productivity
- Attainment of objective operating goals
- Employee metrics
- Stock price
- Return on equity or average shareholders' equity
- Total shareholder return
- Growth in shareholder value relative to the moving average of S&P 500 Index or another index
- Return on capital
- Return on assets or net assets
- Return on investment
- Economic value added
- Market shares
- Overhead or other expense reduction
- Credit rating
- Strategic plan development and implementation
- Succession plan development and implementation
- Improvement in workforce
- Diversity

The Committee will set target and maximum amounts payable under the restricted stock units or performance shares award, as applicable. A restricted stock units or performance shares award that is intended to qualify under Code Section 162(m) must be granted in accordance with certain procedures and will be paid only upon certification by the Committee that the performance goals applicable to the award are met. The Committee may not increase

the amounts payable upon achievement of the performance goals after the start of a performance period, but may reduce or eliminate the payments. However, to the extent permitted by Code Section 162(m), the Committee may adjust performance goals if it determines that nonrecurring, extraordinary or non-operational items have materially affected the fairness of the performance goals and have unduly affected the Company's ability to meet them, including without limitation, items such as the effects of currency fluctuations and litigation or claim judgments or settlements.

The Committee may, in its discretion, provide that a recipient of a restricted stock units or performance shares award will receive dividend equivalents on the outstanding units or shares. Dividend equivalents will be credited to the participant as additional restricted stock units or performance shares (as applicable), subject to the same vesting and other terms and conditions as the awards with respect to which the dividend equivalents were paid.

Stock Options

The 2011 Plan authorizes grants of incentive stock options or nonstatutory stock options. Incentive stock options are designed to qualify for favorable tax treatment under Internal Revenue Code Section 422, while nonstatutory stock options are not. The exercise price of either type of option may not be less than 100 percent of the fair market value per share of Common Stock covered by the option on the date the option is granted. Fair market value is the mean between the highest and lowest composite sales price per share of the Common Stock as reported on the consolidated transaction reporting system for the NYSE on the date on which the value of the Common Stock is determined (or if there are no reported prices for that date, the reported mean price on the last preceding day on which a composite sale or sales occurred).

Options may be exercised at the times specified by the Committee. The maximum term of any option is ten years from the date of grant. Incentive stock options may not be exercised after the first to occur of (i) ten years from the date of grant, (ii) three months from the participant's termination of employment for reasons other than death or disability, or (iii) one year from the participant's termination of employment due to death or disability.

The value of incentive stock options, based on the exercise price, that can be exercisable for the first time in any calendar year under the 2011 Plan or any other similar plan the Company maintains is limited to $100,000 for each participant. A participant may pay the purchase price of an option in cash, or, if the participant's incentive award and applicable law so permits, by having the Company withhold shares sufficient to pay the exercise price, by delivering shares owned by the participant, or by exercising in a broker-assisted transaction.

Absent specific written authorization by the shareholders, options may not be repriced except in connection with a recapitalization event and otherwise generally may not be materially modified after the date of grant or extended or renewed beyond their original terms. The Committee may suspend the right to exercise an option any time it determines that the issuance of the Common Stock would violate any securities or other laws and may provide that the exercise period is tolled during any period of suspension.

Transferability of Awards

Participants' interests in restricted stock units and performance shares are not transferable prior to payment, settlement or exercise of the awards, as the case may be, and if settled in the form of restricted stock, such restricted stock is not transferable until the restrictions lapse. Restricted stock is not transferable until the restrictions have lapsed or been removed. Nonstatutory stock options are transferable only to the extent provided by the Committee (or, with respect to non-employee director awards, the Board of Directors) in the award agreement and permitted by applicable securities laws. Incentive stock options are not transferable except by will or the laws of descent and distribution.

Amendment of the 2011 Plan and Awards

The Board of Directors may amend the 2011 Plan from time to time as it deems advisable and may terminate the 2011 Plan at any time. Amendments to increase the total number of shares of Common Stock reserved under the 2011 Plan, or that otherwise constitute material changes to the 2011 Plan under applicable tax or securities laws or the listing standards of the NYSE, require shareholder approval. The Board of Directors must obtain the consent

of a participant to an amendment that adversely affects a participant's rights under an outstanding award. However, the Board of Directors may unilaterally amend the 2011 Plan and awards with respect to participants to ensure compliance with applicable laws and regulations.

Effective Date and Termination

The 2011 Plan was adopted by the Board of Directors on November 18, 2010 and will become effective on the date it is approved by our shareholders. Any incentive awards granted under the 2011 Plan prior to the Company's obtaining shareholder approval of the 2011 Plan will be made contingent upon shareholder approval of the 2011 Plan. The 2011 Plan will generally continue until terminated by the Board of Directors; however, no incentive stock option awards may be granted after the tenth anniversary of the date on which it was approved by our shareholders. No awards may be made under the 2011 Plan after it terminates.

Change in Control

When granting incentive awards, the Committee may provide that the awards will become fully exercisable, vested or payable upon the occurrence of a change in control (as that term is defined in the 2011 Plan).

New Plan Benefits

It is not possible at this time to determine the benefits that will be received by executive officers, by other employees or by non-executive directors under the 2011 Plan if the plan is approved by our shareholders. Such benefits will depend on future actions of the Committee or the Board of Directors and on the fair market value of the Common Stock at various future dates and the extent to which performance goals set by the Committee are met, and on the individual performance of the particular executive officer.

Federal Income Tax Consequences

Stock Options. Upon exercise of a nonstatutory stock option, a participant generally will recognize ordinary income equal to the difference between the fair market value of the stock acquired on the date of the exercise and the exercise price. Generally, such amount will be included in the participant's gross income in the taxable year in which exercise occurs. The purchase price paid by the participant plus the amount included in income will become the participant's basis in the shares. If the participant is an employee, this income is subject to applicable tax withholding. Any profit or loss realized on the later sale or exchange of the stock relative to the participant's basis in the shares will be treated as a capital gain or a capital loss.

Upon exercise of an incentive stock option, a participant generally will not recognize income subject to tax, unless the participant is subject to the alternative minimum tax. The purchase price paid by the participant will become the participant's basis in the shares. If the participant holds the stock purchased upon exercise of an incentive stock option until the later of two years after the option was awarded to the participant or one year after the stock was issued to the participant (the "Holding Period"), then any profit or loss realized on the later sale or exchange of the stock relative to the participant's basis in the shares will be capital gain or loss. If the participant sells or exchanges the stock prior to expiration of the Holding Period, the participant generally will recognize ordinary income at the time of the sale or exchange equal to the excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized upon the sale or exchange) over the exercise price. This income will become the participant's new basis in the shares. Any additional profit or loss relative to this basis will be treated as a capital gain or a capital loss.

If the grant agreement so provides, a participant may pay the exercise price of a nonstatutory stock option or an incentive stock option by delivery of shares of Common Stock. Usually when a participant delivers shares of Common Stock in satisfaction of all or any part of the exercise price, no taxable gain is recognized on any appreciation in the value of the delivered shares, unless the shares were previously acquired upon the exercise of an incentive stock option and the applicable Holding Period with respect to the shares has not expired. In that case, the participant will recognize ordinary income with respect to the delivered shares in accordance with the principles

described above. Special rules apply to determine the basis of shares of Common Stock purchased upon the exercise of an option by the delivery of previously owned shares.

Restricted Stock and Stock Awards. A participant generally will not incur federal income tax when he or she is awarded a share of restricted stock unless the participant makes a valid election under Internal Revenue Code Section 83(b) with respect to the award. If a participant makes such an election, the participant generally will recognize ordinary income equal to the fair market value of the stock subject to the award on the date of grant, and the participant generally will not recognize any additional income at the time the restrictions lapse in the case of a restricted stock award. If the participant does not make a valid election under Internal Revenue Code Section 83(b), the participant generally will recognize compensation income with respect to the restricted stock equal to the fair market value of the stock subject to the award at the time or times the restrictions lapse.

A participant generally will incur federal income tax (in the form of ordinary income) when he or she receives a stock award. The income is equal to the fair market value of the shares subject to the stock award on the date of grant.

The amount included in a participant's income under a restricted stock award or a stock award will become the participant's basis in the shares subject to that award. If the participant is an employee, this income is subject to applicable tax withholding. Any profit or loss realized on the later sale or exchange of the stock relative to the participant's basis in the shares will be treated as a capital gain or a capital loss.

Performance Shares and Restricted Stock Units. Generally, a participant who is granted performance shares or restricted stock units will not incur federal income tax, and the Company will not be allowed a deduction, at the time the award is granted. When the participant receives payment for such awards in cash or shares of Common Stock, the amount of the cash and the fair market value of the shares of Common Stock received will be ordinary income to the employee and will be allowed as a deduction for federal income tax purposes to the Company. However, if the award is paid in shares of restricted stock, those shares of restricted stock will be subject to the federal income tax principles described above under the heading "Restricted Stock and Stock Awards." The Company generally will be entitled to a deduction equal in amount to the ordinary income realized by the recipient in the year paid.

Impact of Internal Revenue Code Section 409A. The discussion above is subject to the applicable provisions of Internal Revenue Code Section 409A. If at any time the 2011 Plan, any incentive award under the 2011 Plan, or any arrangement required to be aggregated with the 2011 Plan or any incentive award under the 2011 Plan fails to comply with the applicable requirements of Internal Revenue Code Section 409A, all amounts (including earnings) deferred under the 2011 Plan or the award for the taxable year and all preceding taxable years by any participant with respect to whom the failure relates are includible in that participant's gross income for the taxable year, to the extent the amounts are not subject to a substantial risk of forfeiture and have not previously been included in the participant's gross income. These amounts are also subject to an additional income tax equal to twenty percent of the amount required to be included in gross income and to interest equal to the underpayment rate specified by the Internal Revenue Service plus one percentage point, imposed on the underpayments that would have occurred had the compensation been included in income for the taxable year when first deferred, or if later, when no longer subject to a substantial risk of forfeiture.

Our Income Tax Deduction. Assuming that a participant's compensation is otherwise reasonable and that the statutory limitations on compensation deductions do not apply (including the limitations under Internal Revenue Code Sections 162(m) and 280G), the Company usually will be entitled to a business expense deduction when and for the amount that a participant recognizes as ordinary compensation income in connection with an incentive award, as described above. The Company generally does not receive a deduction in connection with the exercise of an incentive stock option, unless the participant disposes of the stock purchased on exercise before satisfying the Holding Period requirements.

The above description of tax consequences is general in nature and does not purport to be complete. Moreover, statutory provisions and the rules and regulations promulgated thereunder are subject to change, as are their interpretations, and their application may vary in individual circumstances. Additionally, the consequences under

applicable state and local income tax laws, rules and regulations may not be the same as under federal income tax laws, rules and regulations.

Vote Required

The proposal for approval of the 2011 Plan requires the affirmative vote of the shareholders holding a majority of the votes cast with respect to this matter at the Annual Meeting in person or by proxy. Accordingly, while abstentions and broker non-votes, if any, will count for purposes of establishing a quorum with respect to this matter at the Annual Meeting, neither abstentions nor broker non-votes will have the effect of a negative vote with respect to this matter.

The Board of Directors recommends that the shareholders vote FOR the approval of the Ruddick Corporation 2011 Incentive Compensation Plan.

PROPOSAL 3

ADVISORY (NON-BINDING) "SAY ON PAY" VOTE APPROVING EXECUTIVE COMPENSATION

As discussed under the heading "Compensation Discussion and Analysis," the Company's executive compensation program is designed to enhance shareholder value in the Company while attracting, retaining and rewarding highly qualified executives. Additionally, the Company's compensation practices reflect a pay-for-performance philosophy, whereby a substantial portion of an executive's potential compensation is at risk and tied to performance of the Company and its subsidiaries, as applicable.

For these reasons and the others described elsewhere in this Proxy Statement, the Board of Directors recommends that the Company's shareholders vote in favor of approving the compensation of the NEOs as described in the narrative disclosure, tables and footnotes contained in this Proxy Statement (including under the heading "Compensation Discussion and Analysis" and in the Summary Compensation Table for 2010), excluding the portions not applicable to NEOs (such as director compensation) and those applicable to the Company's employees generally.

The Board of Directors recommends approval of the following resolution:

> **"RESOLVED, that the shareholders approve the compensation of the Company's named executive officers for the fiscal year ended October 3, 2010, as disclosed in Company's Proxy Statement for Fiscal 2010 pursuant to the compensation disclosure rules of the Securities and Exchange Commission."**

The above "Say on Pay" vote is an advisory vote only and is not binding on the Company or the Board of Directors. However, the Compensation Committee will consider, in its discretion, the result of the Say on Pay vote in future compensation decisions for the NEOs.

Vote Required

The proposal for providing an advisory (non-binding) resolution approving the NEO compensation for Fiscal 2010 requires the affirmative vote of the shareholders holding a majority of the votes cast with respect to this matter at the Annual Meeting in person or by proxy. Accordingly, while abstentions and broker non-votes, if any, will count for purposes of establishing a quorum with respect to this matter at the Annual Meeting, neither abstentions nor broker non-votes will have the effect of a negative vote with respect to this matter.

The Board of Directors recommends that the shareholders vote FOR the resolution approving the compensation of the Company's named executive officers as described in the Proxy Statement.

PROPOSAL 4

ADVISORY (NON-BINDING) "SAY ON FREQUENCY" VOTE APPROVING "SAY ON PAY" VOTE FREQUENCY

The Board of Directors is committed to best corporate governance practices and recognizes the significant interest of shareholders in executive compensation matters. As part of that commitment, the Board of Directors believes that providing to the Company's shareholders an advisory (non-binding) Say on Pay vote once every three years affords the shareholders valuable access and input which the Compensation Committee will consider in setting NEO compensation. The Board of Directors believes a three year frequency is appropriate because (1) the Board of Directors does not expect to significantly alter the Company's compensation setting process or the Company's pay-for-performance philosophy as discussed under the heading "Compensation Discussion and Analysis" above, (2) the Company's compensation policies have generally received positive analyses from proxy advisory firms, (3) the Company's strong governance policies, including its Corporate Governance Guidelines, as discussed under the heading "Corporate Governance Matters" above, provide effective governance of the Company's business and affairs for the benefit of shareholders, and (4) an advisory vote every three years would align more closely with the Company's executive compensation program, which is based on long-term performance, because it will allow shareholders to better judge the Company's executive compensation program in relation to long-term performance.

For these reasons, the Board of Directors recommends approval of the following resolution:

> **"RESOLVED, that the shareholders approve that the advisory (non-binding) "Say on Pay" vote to approve executive compensation be submitted to the shareholders for consideration in the Company's proxy statement at least once in three (3) years."**

The above "Say on Frequency" vote is an advisory vote only and is not binding on the Company or the Board of Directors. However, the Compensation Committee will consider, in its discretion, the result of the Say on Frequency vote in setting the frequency of the Say on Pay votes. The Board of Directors may in the future periodically re-visit the frequency of the Say on Pay votes based on the Company's then-current compensation policies.

Vote Required

Shareholders are not voting to approve or disapprove the Board of Directors' recommendation. Shareholders can vote to approve a frequency of the Say on Pay Votes of either one (1), two (2) or three (3) years, or can abstain from such vote. Once a quorum is present at the Annual Meeting, the Say on Frequency vote of either one (1), two (2) or three (3) years will be approved by a plurality of the votes cast with respect to this matter at the Annual Meeting in person or by proxy. This means that the frequency with the most votes will be approved as the Say on Frequency vote. Abstentions are not counted for purposes of the Say on Frequency vote.

The Board of Directors recommends that the shareholders vote to approve that the Say on Pay Vote should occur at least once in three (3) years.

PROPOSAL 5

RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has retained KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending October 2, 2011. Although the Audit Committee has the sole authority to select and appoint the independent registered public accounting firm, the Board of Directors deems it advisable to obtain your ratification of this appointment. In recommending to the Board of Directors that KPMG LLP be retained as the Company's independent registered public accounting firm, the Audit Committee considered whether the provision of non-audit services by KPMG LLP was compatible with maintaining KPMG LLP's independence and concluded that it was.

Representatives of KPMG LLP are expected to be present at the Annual Meeting and will have the opportunity to respond to appropriate questions and to make a statement if they desire.

Vote Required

The ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm requires the affirmative vote of the shareholders holding a majority of the votes cast with respect to this matter at the Annual Meeting in person or by proxy.

The Board of Directors recommends that the shareholders vote FOR the ratification of the appointment of KPMG LLP as the Company's Independent Registered Public Accounting Firm for the Fiscal Year Ending October 2, 2011. If the shareholders do not ratify the appointment of KPMG LLP, the Audit Committee will consider a change in independent registered public accounting firm for the next fiscal year.

Audit Fees

The fees billed or incurred by KPMG LLP for services rendered to the Company for the fiscal years indicated were as follows:

	Fiscal Year Ended	
	October 3, 2010	September 27, 2009
Audit Fees ($)	989,526	1,008,297
Audit Related Fees ($)	—	—
Tax Fees (1) ($)	689,741	489,655
All Other Fees ($)	—	—

(1) These amounts were incurred entirely for tax compliance services for the respective fiscal years.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services by the Independent Registered Public Accounting Firm

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent public accountants. As part of this responsibility, the Audit Committee is required to pre-approve all audit and non-audit services performed by the independent public accountants in order to assure that they do not impair the accountant's independence from the Company. Accordingly, the Audit Committee has adopted procedures and conditions under which services proposed to be performed by the independent public accountants must be pre-approved.

Pursuant to this policy, the Audit Committee will consider annually and approve the terms of the audit engagement. Any proposed engagement relating to permissible non-audit services must be presented to the Audit Committee and pre-approved on a case-by-case basis. In addition, particular categories of permissible non-audit services that are recurring may be pre-approved by the Audit Committee subject to pre-set fee limits. If a category of services is so approved, the Audit Committee will be regularly updated regarding the status of those services and the fees incurred. The Audit Committee reviews requests for the provision of audit and non-audit services by

the Company's independent public accountants and determines if they should be approved. Such requests could be approved either at a meeting of the Audit Committee or upon approval of the Chair of the Audit Committee, or another member of the Audit Committee designated by the Chair. If a permissible non-audit service is approved by the Chair or his designee, that decision is required to be presented at the next meeting of the Audit Committee. Prior to approving any services, the Audit Committee considers whether the provision of such services is consistent with the Securities and Exchange Commission's rules on auditor independence and is compatible with maintaining KPMG LLP's independence. All of the fees paid to KPMG LLP in Fiscal 2010 were pre-approved by the Audit Committee.

TRANSACTIONS WITH RELATED PERSONS AND CERTAIN CONTROL PERSONS

The Company's Code of Business Conduct and Ethics provides that all employees, officers and directors must avoid any activity that is, or has the appearance of, conflicting with the interests of the Company and that transactions in which certain related persons may have a material interest must be disclosed to the Company. Related party transactions are reported to the Company's Secretary in response to an annual written questionnaire, or by the parties involved from time to time, and reviewed by legal counsel for inclusion in the proxy statement as appropriate. The Company's executive officers and legal counsel review any related party transaction and determine whether such transaction should be reported to the Board of Directors.

The Company does not have a formal policy concerning the review, approval or ratification of related party transactions, however as the transactions are reported, the Board of Directors considers any related party transactions on a case by case basis to determine whether the Board of Directors must approve such transaction and, if the Board of Directors determines such approval is required, the Board of Directors then determines, among other things, whether the transaction or arrangement was undertaken in the ordinary course of business and whether the terms of the transaction are no less favorable to the Company than terms that could have been reached with an unrelated party. If any member of the Board of Directors is interested in the transaction, such director will recuse themselves from the discussion and decision on the transaction. For transactions that have been recurring annually, such as the transactions with Metro Marketing and John Dickson as described below, the Board of Directors reviews the disclosure provided in the Proxy Statement, and determines if any additional action or approval is required.

During Fiscal 2010, Metro Marketing acted as a designated broker for Harris Teeter for several of its HT Trader® private label products and other specialty products. Metro Marketing, in its role as independent broker, performed various services on behalf of Harris Teeter including order placement, interface with manufacturers for product issues or product problems, marketing and retail support services and the development of new products. Third party manufacturers represented by Metro Marketing that provide these products to Harris Teeter are required to pay Metro Marketing a fee based upon the amount of product sold. Rush Dickson (the brother of Thomas W. Dickson) is the owner of Metro Marketing. During Fiscal 2010, Harris Teeter purchased approximately $33,531,000 of product from manufacturers represented by Metro Marketing resulting in fees of approximately $408,000 paid to Metro Marketing. The terms of such services provided by Metro Marketing are, in management's opinion, no less favorable than the Company would have been able to negotiate with an unrelated party for similar services.

John Dickson (the brother of Thomas W. Dickson) is the Director of Property Development for Harris Teeter and was paid an aggregate salary, bonus and taxable benefits of $144,096 during Fiscal 2010. The terms of the employment relationship with John Dickson are, in management's opinion, no less favorable than the Company would have been able to enter into with a similarly situated employee that was an unrelated party.

Effective May 1, 2002, Alan T. Dickson and R. Stuart Dickson (the father of Thomas W. Dickson) (collectively, the "Retired Executives") retired from the Company as executive officers, but retained their positions on the Board of Directors as Chairman of the Board of Directors and Chairman of the Executive Committee of the Board of Directors, respectively. At that time, the Retired Executives became eligible to receive retirement benefits earned during their employment with the Company. The targeted aggregate annual retirement benefit for each of the Retired Executives pursuant to the SERP, Pension Plan and Social Security was $241,573. In addition, beginning in January 2003 each of Alan T. Dickson and R. Stuart Dickson began to receive monthly payments for a fifteen-year period pursuant to, and in accordance with the terms of, an historical deferred compensation plan in the amounts of $26,315 and $19,899, respectively.

Effective March 31, 2006, Thomas W. Dickson was elected the new Chairman of the Board of Directors and Alan T. Dickson and R. Stuart Dickson retired from their positions as Chairman of the Board of Directors and Chairman of the Executive Committee of the Board of Directors, respectively. As described herein, since the Retired Executives have retired from their respective leadership positions on the Board of Directors, effective March 31, 2006, they stopped receiving the benefits relating to their service as Chairman of the Board of Directors and Chairman of the Executive Committee. However, in recognition of each of their 38 years of service as Company executives and their invaluable contributions to the Company, upon the approval of the Board of Directors, the Company entered into a new Supplemental Executive Retirement Plan with each of Alan T. Dickson and R. Stuart

Dickson (together, the "March 2006 Retirement Plans") that provides each an annual life-time payment in the amount of $98,000, paid in equal monthly installments. Each of the March 2006 Retirement Plans became effective as of March 31, 2006, and the first of the monthly payments began on April 1, 2006. Each of the Retired Executives has been permitted to continue to use the Company's parking facilities and administrative support for personal purposes, but is required to reimburse the Company for such usage. Consistent with past practice, each of them may also request to use Company aircraft for personal purposes, subject to availability and approval by the Company. No reimbursement to the Company was historically required for such use, nor is reimbursement currently required or expected to be required in the future. However, Internal Revenue Service regulations require reporting of such use as taxable income to the individual, determined in accordance with rates prescribed by those regulations. The Retired Executives will continue to receive the retirement benefits earned as employees with the Company and, as long as they continue as non-employee directors of the Company, each will continue to receive the annual fees, meeting fees and other compensation that the Company pays its non-employee directors from time to time. R. Stuart Dickson retired as a non-employee director at the 2008 Annual Meeting of Shareholders, and Alan T. Dickson retired as a non-employee director at the 2010 Annual Meeting of Shareholders. The terms of the retirement benefits provided to Alan T. Dickson and R. Stuart Dickson were approved by the Board of Directors in March 2006 as specified above based upon the relative contributions of such Retired Executives and based on the belief of the Board of Directors that such benefits were merited by the Retired Executives' service to the Company. The terms of those benefits are, in management's opinion, no more favorable to the executives than the Company would have provided to other executives for similar services, based on the relative contributions and service of such Retired Executives.

See "Compensation Discussion and Analysis—Potential Payments Upon Termination of Employment or Change in Control" included herein for a more detailed discussion of agreements with the NEOs.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

None of the individuals that served as a member of the Compensation Committee during Fiscal 2010 were at any time officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under Securities and Exchange Commission regulations.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Exchange Act requires the Company's directors, certain officers and beneficial owners of more than ten percent of the Company's Common Stock to file reports with the Securities and Exchange Commission indicating their holdings of and transactions in the Company's equity securities and to provide copies of such reports to the Company. To the Company's knowledge, based solely on a review of such copies or written representations relating thereto, insiders of the Company complied with all filing requirements for the fiscal year except for one Form 4 for Fred A. Jackson, relating to one transaction, which was filed by the Company on his behalf in an untimely manner due to administrative error.

SHAREHOLDER PROPOSALS

The deadline for submission of shareholder proposals pursuant to Rule 14a-8 under the Exchange Act for inclusion in the Company's proxy statement for its 2012 Annual Meeting of Shareholders is August 29, 2011. Any shareholder proposal to be submitted at the 2012 Annual Meeting of Shareholders (but not required to be included in the Company's proxy statement), including nominations for election to the Board of Directors, must also comply with Article III, Section 12 of the Company's Bylaws, which requires that a shareholder give written notice to the Company not later than the 45th day prior to the first anniversary of the date the Company first mailed its proxy materials for the preceding year's annual meeting of shareholders. Shareholder proposals submitted at the 2012 Annual Meeting of Shareholders (but not required to be included in the Company's proxy statement) will not be considered timely unless the notice required by the Bylaws is delivered to the Secretary of the Company not later than November 12, 2011.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The Securities and Exchange Commission rules permit registrants to send a single Notice to any household at which two or more shareholders reside if the registrant believes they are members of the same family. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces the expense to the registrant. The Company has not implemented these householding rules with respect to its record holders; however, a number of brokerage firms have instituted householding which may impact certain beneficial owners of Common Stock. If your family has multiple accounts by which you hold Common Stock, you may have previously received a householding notification from your broker. Please contact your broker directly if you have any questions, require additional copies of the Notice, or wish to revoke your decision to household, and thereby receive multiple Notices. Those options are available to you at any time.

ANNUAL REPORT

We filed an Annual Report on Form 10-K with the Securities and Exchange Commission on December 1, 2010. We make available through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Shareholders may also obtain a copy of these reports, without charge, upon request to: Ruddick Corporation, 301 South Tryon Street, Suite 1800, Charlotte, North Carolina 28202, Attention: Secretary of the Corporation.

OTHER MATTERS

The Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting. However, if other matters are properly presented at the Annual Meeting, it is the intention of the proxy holders named in the accompanying form of proxy to vote the proxies in accordance with their best judgment.

By order of the Board of Directors

Douglas J. Yacenda
Secretary

December 27, 2010

RUDDICK CORPORATION

2011 INCENTIVE COMPENSATION PLAN

(Subject to Shareholder Approval)

1. Purpose. The Ruddick Corporation 2011 Incentive Compensation Plan is intended to secure for the Company, its Related Companies and its shareholders the benefits arising from ownership of the Company's common stock by the employees of the Company and its Related Companies and by the directors of the Company, all of whom are and will be responsible for the Company's future growth. The Plan is designed to help attract and retain for the Company and its Related Companies personnel of superior ability for positions of exceptional responsibility, to reward employees and directors for past services and to motivate such individuals through added incentives to further contribute to the success of the Company. With respect to persons subject to Section 16 of the Act (as defined below), transactions under this Plan are intended to satisfy the requirements of Rule 16b-3 of the Act.

The Plan replaces and supersedes the Ruddick Corporation 2002 Comprehensive Stock Option and Award Plan (and the Addendum thereto) and the Ruddick Corporation 2000 Comprehensive Stock Option and Award Plan (the "Prior Plans"). Upon the Effective Date, no additional awards shall be made under the Prior Plans, although outstanding awards previously made under the Prior Plans shall continue to be governed by the terms of the Prior Plans. Shares that are subject to outstanding awards under the Prior Plans that expire, are forfeited or otherwise terminate unexercised on or after the Effective Date may be subjected to new awards under the Plan as provided in Section 4.

2. Definitions. As used in the Plan, the following terms have the meanings indicated:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) "Applicable Withholding Taxes" means the aggregate amount of federal, state and local income and employment taxes that an Employer is required to withhold in connection with any lapse of restrictions on Restricted Stock, any compensatory dividends paid on Restricted Stock, any vesting of Restricted Stock Units or Performance Shares, or any exercise of a Nonstatutory Stock Option.

(c) "Award" means any Incentive Award or Director Award.

(d) "Board" means the Board of Directors of the Company. To the extent the charter of the Compensation Committee of the Board requires that Awards for the Board be approved by the independent members of the Board, then all references to the powers or the authority of the Board to grant such Awards shall be read instead as references to the powers or the authority of the independent members of the Board to grant such Awards.

(e) "Change in Control" means a "change in ownership," a "change in effective control," or a "change in the ownership of substantial assets" of a corporation as generally described in Section 1.409A-3(i)(5) of the Treasury Regulations and as specifically set forth below (which events are collectively referred to herein as "Change in Control events"). Notwithstanding any provision herein to the contrary, to qualify as a Change in Control, the occurrence of the Change in Control event must be objectively determinable and any requirement that any person, such as the Committee or the Board, certify the occurrence of a Change in Control event must be strictly ministerial and not involve discretionary authority. To constitute a Change in Control with respect to a Participant, the Change in Control event must relate to (1) the corporation for which the Participant is performing services at the time of the Change in Control or (2) the corporation that is a majority shareholder of a corporation identified in clause (1) above, or any corporation in a chain of corporations in which each corporation is a majority shareholder of another corporation in the chain, ending in a corporation identified in clause (1) above.

(i) A "change in ownership" of a corporation occurs on the date that any one person or more than one person acting as a group, acquires ownership of stock of the corporation that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting

power of the stock of such corporation. However, if any one person, or more than one person acting as a group, is considered to own more than 50 percent of the total fair market value or total voting power of the stock of a corporation, the acquisition of additional stock by the same person or persons is not considered to cause a change in ownership of the corporation (or to cause a change in the effective control of the corporation (within the meaning of paragraph (ii) below)).

(ii) Notwithstanding that a corporation has not undergone a change in ownership under paragraph (i) above, a "change in effective control" of a corporation occurs on the date of either:

(A) Any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the corporation possessing 30 percent or more of the total voting power of the stock of such corporation; or

(B) A majority of members of the corporation's board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the corporation's board of directors prior to the date of the appointment or election.

For purposes of this paragraph (ii), the term "corporation" refers to the Company.

(iii) A "change in the ownership of substantial assets" of a corporation occurs on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the corporation that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of the corporation immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the corporation, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. For purposes of this paragraph (iii), the term "corporation" refers to the Company and/or Harris Teeter, Inc., as specified by the Committee in the terms of the applicable Grant Agreement.

(f) "Code" means the Internal Revenue Code of 1986, as amended.

(g) "Consultant" means a Service Provider who is not an Employee or Outside Director.

(h) "Committee" means the Compensation Committee of the Board (or any successor Board committee designated by the Board to administer the Plan), provided that, if any member of the Compensation Committee does not qualify as (i) an outside director for purposes of Code section 162(m), (ii) a non-employee director for purposes of Rule 16b-3, and (iii) an independent director for purposes of the rules of the exchange on which the Company Stock is traded, the remaining members of the Committee (but not less than two members) shall be constituted as a subcommittee to act as the Committee for purposes of the Plan. To the extent required under the terms of the charter of the Compensation Committee of the Board, the term "Committee" for purposes of this Plan shall mean those members of the Board who meet each of the qualifications described above. To the extent the charter of the Compensation Committee of the Board requires that any Awards for the executive officers of the Company be approved by the independent members of the Board, then all references to the Committee shall be read instead as references to the independent members of the Board.

(i) "Company" means Ruddick Corporation, and its successors or assigns.

(j) "Company Stock" means the common stock of the Company. In the event of a change in the capital structure of the Company (as provided in Section 14), the shares resulting from the change shall be deemed to be Company Stock within the meaning of the Plan. Shares of Company Stock may be issued under this Plan without cash consideration.

(k) "Date of Grant" means (i) with respect to a Non-Option Award, the date on which the Committee (or, with respect to executive officers or a Director Award, the independent members of the Board) grants the award; (ii) with respect to a Nonstatutory Option, the date on which the Committee (or, with respect to executive officers or a Director Award, the independent members of the Board) completes the corporate action necessary to create a legally binding right constituting the Nonstatutory Stock Option; or (iii) with respect to

an Incentive Stock Option, the date on which the Committee (or, with respect to executive officers, the independent members of the Board) completes the corporate action constituting an offer of stock for sale to a Participant under the terms and conditions of the Incentive Stock Option. With respect to any Award, the Committee (and, with respect to executive officers or any Director Award, the independent members of the Board) may specify a future date on which the grant is to be granted or become effective.

(l) "Director Award" means any Nonstatutory Option, share of Restricted Stock, Stock Award, Restricted Stock Unit or Performance Share awarded to an Outside Director under the Plan.

(m) "Disability" means, as to an Incentive Stock Option, a Disability within the meaning of Code section 22(e)(3). As to all other Awards, Disability (or variations thereof) means, unless otherwise provided in the Grant Agreement with respect to the award, a Disability within the meaning of Code section 409A(a)(2)(C) and Section 1.409A-3(i)(4) of the Treasury Regulations (or any successor provision). The Committee (or, with respect to a Director Award, the Board) shall determine whether a Disability exists and the determination shall be conclusive.

(n) "Effective Date" means the date described in Section 11 of the Plan.

(o) "Employee" means an individual employed by the Company or a Related Company as a common-law employee.

(p) "Employer" means the Company or Related Company with respect to which an Employee provides services.

(q) "Fair Market Value" means, with respect to a share of Company Stock on a particular date, the mean between the highest and lowest composite sales price per share of the Company Stock, as reported on the consolidated transaction reporting system for the New York Stock Exchange for that date, or, if there shall have been no such reported prices for that date, the reported mean price on the last preceding date on which a composite sale or sales were effected on one or more of the exchanges on which the shares of Company Stock were traded shall be the Fair Market Value.

(r) "Grant Agreement" means the written agreement between the Company and a Participant containing the terms and conditions with respect to an Award.

(s) "Incentive Award" means any Option, share of Restricted Stock, Stock Award, Restricted Stock Unit or Performance Share awarded to a Service Provider under the Plan.

(t) "Incentive Stock Option" means an Option intended to meet the requirements of, and qualify for favorable federal income tax treatment under, Code section 422.

(u) "Non-Option Award" means an Award other than an Option.

(v) "Nonstatutory Stock Option" means an Option that does not meet the requirements of Code section 422, or, even if meeting the requirements of Code section 422, is not intended to be an Incentive Stock Option and is so designated.

(w) "Option" means a right to purchase Company Stock granted under the Plan, at a price determined in accordance with the Plan granted under Section 8.

(x) "Outside Director" means a member of the Board who is not an Employee and who meets any other qualifications that may be established by the Board to be treated as an Outside Director under the Plan.

(y) "Participant" means any Service Provider or Outside Director who receives an Award under the Plan.

(z) "Performance Criteria" means any one or more of the performance criteria listed below as applied to the performance of the Company as a whole or any business unit of the Company. The performance criteria may be applied either individually, alternatively, or in any combination and measured on an absolute basis or relative to a pre-established target as may be specified and approved by the Committee. The performance criteria may include: return on invested capital, net operating profit (before or after tax), operating profit margin, gross margin, operating profit, earnings before income taxes, earnings (which may include earnings

before interest and taxes and net earnings, and may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP") or adjusted to include or exclude any or all items), earnings per share (on a GAAP or non-GAAP basis), growth in any of the foregoing measures, stock price, return on equity or average shareholders' equity, total shareholder return, growth in shareholder value relative to the moving average of S&P 500 Index or another index, return on capital, return on assets or net assets, return on investment, economic value added, market shares, overhead or other expense reduction, credit rating, strategic plan development and implementation, succession plan development and implementation, improvement in workforce, diversity, customer indicators, improvements in productivity, attainment of objective operating goals and employee metrics.

(aa) "Performance Goal" means an objectively determinable performance goal established by the Committee that relates to one or more Performance Criteria.

(bb) "Performance Share" means a right to receive Company Stock (including Restricted Stock) or cash awarded upon the terms and subject to grant and vesting conditions as set forth in Section 7.

(cc) "Plan" means this Ruddick Corporation 2011 Incentive Compensation Plan, as it may be amended from time to time.

(dd) "Plan Year" means the calendar year.

(ee) "Related Company" means, (i) for purposes of determining eligibility to receive an Incentive Stock Option, any "parent corporation" with respect to the Company within the meaning of Code section 424(e) or any "subsidiary corporation" with respect to the Company within the meaning of Code section 424(f); (ii) for purposes of determining eligibility to receive a Nonstatutory Stock Option, any corporation or other entity in a chain of corporations or other entities in which each corporation or other entity has a controlling interest (within the meaning of Section 1.409A-1(b)(5)(E)(1) of the Treasury Regulations (or any successor provision)) in another corporation or other entity in the chain, beginning with a corporation or other entity in which the Company has a controlling interest; and (iii) for all other purposes under the Plan, any corporation, trade or business that would be required to be treated as a single employer with the Company under Code sections 414(b) or (c), provided that, in applying Code sections 1563(a)(1), (2) and (3) for purposes of determining a controlled group of corporations, or in applying Section 1.414(c)-2 of the Treasury Regulations for purposes of determining trades or businesses under common control, the phrase "at least 50%" shall replace the phrase "at least 80%" each time it appears in those sections.

(ff) "Repricing" means, with respect to an Option, any of the following: (i) the lowering of the exercise price after the Date of Grant; (ii) the taking of any other action that is treated as a repricing under generally accepted accounting principles; or (iii) the cancellation of the Option at a time when its exercise price exceeds the Fair Market Value of the underlying Company Stock in exchange for any other Award, unless the cancellation and exchange occurs in connection with a Corporate Event (as defined in Section 14(b) below).

(gg) "Restricted Stock" means Company Stock awarded upon the terms and subject to restrictions as set forth in Section 6.

(hh) "Restricted Stock Unit" means a right to receive Company Stock (including Restricted Stock) or cash awarded upon the terms and subject to vesting conditions as set forth in Section 7.

(ii) "Retirement" means retirement as determined under procedures established by the Committee or in any Award, as set forth in a Participant's Grant Agreement.

(jj) "Rule 16b-3" means Rule 16b-3 of the Securities and Exchange Commission promulgated under the Act, as amended from time to time.

(kk) "Service Provider" means an Employee, Consultant or other natural person employed by or providing bona fide services to the Company or a Related Company, excluding any Outside Director.

(ll) "Stock Award" means a share of Company Stock awarded upon the terms set forth in Section 9.

(mm) "Taxable Year" means the fiscal period used by the Company for reporting taxes on its income under the Code.

(nn) "Ten Percent Stockholder" means a person who owns, directly or indirectly, stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any Related Company. Indirect ownership of stock shall be determined in accordance with Code section 424(d).

(oo) "Treasury Regulations" mean the final, temporary or proposed regulations issued by the Treasury Department and/or Internal Revenue Service as codified in Title 26 of the United States Code of Federal Regulations. Any references made in the Plan to specific Treasury Regulations shall also refer to any successor or replacement regulations thereto.

3. General. The following types of Awards may be granted under the Plan: shares of Restricted Stock, Restricted Stock Units, Performance Shares, Options or Stock Awards. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options.

4. Stock

(a) *Reserve.* Subject to Section 14 of the Plan, there shall be reserved for issuance under the Plan an aggregate of 2,600,000 shares of Company Stock, which shall be authorized but unissued shares and which, in the sole discretion of the Committee, may be granted in connection with Incentive Stock Options or other types of Awards. Any shares subject to an award under the Prior Plans that is outstanding as of the Effective Date and which expires, is forfeited or otherwise terminates unexercised, shall be added to the shares reserved for issuance under the Plan. For all purposes under the Plan, each Performance Share or Restricted Stock Unit awarded shall be counted as one share of Company Stock subject to an Award.

(b) *Share Use.* Shares allocable to Awards or portions thereof granted under the Plan or to incentive awards granted under the Prior Plans that expire, are forfeited, or that terminate unexercised may be subjected to a new Award under the Plan. Any shares of Company Stock tendered or exchanged by a Participant as full or partial payment to the Company of the exercise price under an Option and any shares retained or withheld by the Employer in satisfaction of an Employee's obligations to pay Applicable Withholding Taxes with respect to any Incentive Award shall not be available for issuance, subjected to new Awards or otherwise used to increase the share reserve under the Plan. The cash proceeds from Option exercises shall not be used to repurchase shares on the open market for reuse under the Plan.

(c) *Prior Plans.* Upon approval of the Plan by the Company's stockholders, no additional grants of incentive awards shall be made under the Prior Plans.

(d) *Plan Limits.* All of the shares of Company Stock that may be issued under this Plan may be issued upon the exercise of Options that qualify as Incentive Stock Options. No more than 200,000 shares may be allocated to Awards that are granted to any individual Participant during any single Taxable Year. The aggregate maximum cash amount payable under the Plan to any Participant in any single Taxable Year shall not exceed $1,750,000.

5. Eligibility

(a) *Incentive Awards.* All present and future Service Providers of the Company or any Related Company (whether now existing or hereafter created or acquired) who have contributed or who can be expected to contribute significantly to the Company or a Related Company shall be eligible to receive Incentive Awards under the Plan. The Committee (or, with respect to executive officers, the independent members of the Board) shall have the power and complete discretion, as provided in Section 15, to select eligible Service Providers to receive Incentive Awards and to determine for each Service Provider the nature of the award and the terms and conditions of each Incentive Award.

(b) *Director Awards.* All present and future Outside Directors shall be eligible to receive Director Awards under the Plan. The independent members of the Board shall have the power and complete discretion to select eligible Outside Directors to receive Director Awards and to determine for each Outside Director the nature of the award and the terms and conditions of each Director Award.

(c) *No Contract of Employment or Services.* The grant of an Award shall not obligate the Company or any Related Company to pay any Service Provider or Outside Director any particular amount of remuneration, to continue the employment or services of the Service Provider or Outside Director after the grant or to make further grants to the Service Provider or Outside Director at any time thereafter.

(d) *Foreign Awards.* When granting Awards to Service Providers or Outside Directors who are not United States residents, the Committee (or, with respect to executive officers or a Director Award, the independent members of the Board) shall have complete discretion and authority to grant such Awards in compliance with all present and future laws of the country or countries with laws that may apply to the grant of the Award or the issuance of Company Stock pursuant to the Award. Such authorization shall extend to and include establishing one or more separate sub-plans which include provisions not inconsistent with the Plan that comply with statutory or regulatory requirements imposed by the foreign country or countries in which the Participant resides.

6. Restricted Stock Awards

(a) The Committee (or, with respect to executive officers, the independent members of the Board) may grant Restricted Stock to eligible Service Providers. Whenever the Committee (or, with respect to executive officers, the independent members of the Board) deems it appropriate to grant Restricted Stock, notice shall be given to the Service Provider stating the number of shares of Restricted Stock granted and the terms and conditions to which the Restricted Stock is subject. This notice shall become the Grant Agreement between the Company and the Service Provider and, at that time, the Service Provider shall become a Participant.

(b) The Committee shall establish as to each award of Restricted Stock the terms and conditions upon which the restrictions set forth in paragraph (c) below shall lapse. The terms and conditions may include the continued performance of services or the achievement of performance conditions measured on an individual, corporate or other basis, or any combination thereof. Any service period shall not be less than three consecutive years in length and any performance period shall not be less than twelve consecutive months in length; provided, however, that the Committee may, in its discretion and without limitation, provide in the Grant Agreement that restrictions will lapse prior to the expiration of the service or performance period as a result of the Disability, death or Retirement of the Participant or the occurrence of a Change in Control. If the award is intended to qualify as "performance-based compensation" for purposes of Code section 162(m), the award shall be governed by the provisions of Section 7(g)-(k).

(c) No shares of Restricted Stock may be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered or disposed of until the restrictions on the shares established by the Committee have lapsed or been removed.

(d) Upon the acceptance by a Participant of an award of Restricted Stock, the Participant shall, subject to the restrictions set forth in paragraph (c) above, have all the rights of a stockholder with respect to the shares of Restricted Stock, other than the right to transfer or dispose of the Restricted Stock, but including the right to vote the shares of Restricted Stock and the right to receive all dividends and other distributions paid thereon. Certificates representing Restricted Stock shall be held by the Company until the restrictions lapse and upon request the Participant shall provide the Company with appropriate stock powers endorsed in blank.

(e) Each Participant who is an Employee shall agree at the time his or her Restricted Stock is granted, and as a condition thereof, to pay to his Employer, or make arrangements satisfactory to his Employer regarding the payment to his Employer of, Applicable Withholding Taxes. Until the amount has been paid or arrangements satisfactory to the Employer have been made, no stock certificate shall be issued to the Participant. Payment to the Employer in satisfaction of Applicable Withholding Taxes may be in cash. In addition, if the Committee allows or the Grant Agreement so provides, (A) payment to the Employer in satisfaction of Applicable Withholding Taxes may be made in shares of Company Stock (valued at their Fair Market Value as of the date of payment) to which the Participant has good title, free and clear of all liens and encumbrances; (B) the Participant may elect to have his Employer retain that number of shares of Company Stock (valued at their Fair Market Value as of the date of such retention) that would satisfy all or a specified portion of the Applicable Withholding Taxes; or (C) unless prohibited by law, the Participant may deliver

irrevocable instructions to a broker to deliver promptly to the Employer, from the sale or loan proceeds with respect to the sale of Company Stock or a loan secured by Company Stock, the amount necessary to pay the Applicable Withholding Taxes.

7. Performance Shares and Restricted Stock Units

(a) The Committee (or, with respect to executive officers, the independent members of the Board) may grant Performance Shares and Restricted Stock Units to eligible Service Providers. Whenever the Committee (or, with respect to executive officers, the independent members of the Board) deems it appropriate to grant Performance Shares or Restricted Stock Units, notice shall be given to the Service Provider stating the number of Performance Shares or Restricted Stock Units granted and the terms and conditions to which the Performance Shares or Restricted Stock Units are subject. This notice shall become the Grant Agreement between the Company and the Service Provider and, at that time, the Service Provider shall become a Participant.

(b) The Committee shall establish as to each award of Performance Shares the terms and conditions upon which the Performance Shares shall be earned, vest and be paid. The issuance and vesting of Performance Shares may be conditioned on the achievement of performance conditions measured on an individual, corporate, or other basis, or any combination thereof and on the continued performance of services. The Committee shall establish as to each award of Restricted Stock Units the terms and conditions upon which the Restricted Stock Units shall vest and be paid. Vesting of Restricted Stock Units may be conditioned on the continued performance of services or the achievement of performance conditions measured on an individual, corporate, or other basis, or any combination thereof. A Restricted Stock Unit, the vesting of which is conditioned on employment and the passage of time, shall not vest less than three years from the Date of Grant of the Restricted Stock Unit. A Performance Share or Restricted Stock Unit, the vesting of which is conditioned on the achievement of Performance Goals or other performance conditions, shall not vest less than one year from the Date of Grant. Notwithstanding the foregoing, the Committee may, in its discretion and without limitation, provide in the Grant Agreement that restrictions will expire as a result of one or more of the Disability, death or Retirement of the Participant or the occurrence of a Change in Control. If the award is intended to qualify as "performance-based compensation" for purposes of Code section 162(m), the award shall be governed by the provisions of paragraphs (g)-(k).

(c) Performance Shares and Restricted Stock Units may be paid in cash, Company Stock (including Restricted Stock), or a fixed combination of Company Stock (including Restricted Stock) or cash as provided in the Grant Agreement, or the Committee may reserve the right to determine the manner of payment at the time the Performance Shares or Restricted Stock Units become payable. The delivery of Company Stock in payment of Performance Shares or Restricted Stock Units may be subject to additional conditions (such as those set forth in Section 6 of this Plan) established in the Grant Agreement.

(d) A Participant who receives Performance Shares or Restricted Stock Units payable in Company Stock (including Restricted Stock) shall have no rights as a stockholder until the Company Stock (including Restricted Stock) is issued pursuant to the terms of the Grant Agreement and all requirements with respect to the issuance of such shares have been satisfied. The Committee may, in its discretion, provide that a Participant shall be entitled to receive dividend equivalents on outstanding Performance Shares or Restricted Stock Units. Dividend equivalents with respect to dividends or other distributions that are paid in shares of Company Stock or cash shall be credited to the Participant as additional Restricted Stock Units subject to the same restrictions as the Restricted Stock Units with respect to which the dividend equivalents are paid, and the same provisions will apply to outstanding Performance Shares following the end of the performance period.

(e) A Participant's interest in Performance Shares or Restricted Stock Units may not be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered.

(f) Whenever payments under Performance Shares or Restricted Stock Units are to be made in cash to a Participant who is an Employee, his Employer will withhold therefrom an amount sufficient to satisfy any Applicable Withholding Taxes. Each Participant who is an Employee shall agree as a condition of receiving Performance Shares or Restricted Stock Units payable in the form of Company Stock to pay to his Employer,

or make arrangements satisfactory to his Employer regarding the payment to his Employer of, Applicable Withholding Taxes. Until the amount has been paid or arrangements satisfactory to the Employer have been made, no stock certificate shall be issued to the Participant. Payment to the Employer in satisfaction of Applicable Withholding Taxes may be in cash. In addition, if the Committee allows or the Grant Agreement so provides, (A) payment to the Employer in satisfaction of Applicable Withholding Taxes may be made in shares of Company Stock (valued at their Fair Market Value as of the date of payment) to which the Participant has good title, free and clear of all liens and encumbrances; (B) the Participant may elect to have his Employer retain that number of shares of Company Stock (valued at their Fair Market Value as of the date of such retention) that would satisfy all or a specified portion of the Applicable Withholding Taxes; or (C) unless prohibited by law, the Participant may deliver irrevocable instructions to a broker to deliver promptly to the Employer, from the sale or loan proceeds with respect to the sale of Company Stock or a loan secured by Company Stock, the amount necessary to pay the Applicable Withholding Taxes.

(g) The Committee shall establish the Performance Goals for Performance Shares. The Committee shall determine the extent to which any Performance Criteria shall be used and weighted with respect to any grant of Performance Shares. The Committee may vary the Performance Criteria, Performance Goals and weightings from Participant to Participant, Performance Share to Performance Share and Fiscal Year to Fiscal Year. The Committee may increase, but not decrease, any Performance Goal during a Fiscal Year. However, the Committee shall adjust the Performance Goals, but only to the extent permitted pursuant to Code section 162(m), if it determines that nonrecurring, extraordinary or non-operational items have materially affected the fairness of the Performance Goals and have unduly affected the Company's ability to meet them, including without limitation, items such as the effects of currency fluctuations, items excluded from the calculation of earnings publicly reported by the Company in relation to an earnings announcement, asset write-downs, litigation or claim judgments or settlements, accruals for reorganizations and restructuring programs and the effect of changes in tax law, accounting principles or other laws or provisions affecting reported results. In addition, Performance Goals shall be calculated without regard to any changes in accounting standards that may be required by the Financial Accounting Standards Board after such Performance Goals are established.

(h) The Committee (or, with respect to executive officers, the independent members of the Board) shall establish for each Performance Share the amount of cash or Company Stock payable at specified levels of performance, based on the Performance Goal for each Performance Criteria. Any Performance Share shall be awarded not later than 90 days after the start of the period for which the Performance Share relates and shall be awarded prior to the completion of 25% of such period. All determinations regarding the achievement of any Performance Goals will be made by the Committee. The Committee may not increase during a Fiscal Year the amount of cash or Company Stock that would otherwise be payable upon achievement of the Performance Goal or Goals but may reduce or eliminate the payments as provided in a Performance Share.

(i) The actual payments to a Participant under a Performance Share will be calculated by applying the achievement of a Performance Criteria to the Performance Goal as established in the Grant Agreement. All calculations of actual payments shall be made by the Committee and the Committee shall certify in writing the extent, if any, to which the Performance Goals have been met.

(j) The Company shall distribute amounts payable to Participants pursuant to Performance Shares as soon as is administratively practicable following the determination and written certification of the Committee for a Performance Period, but in no event later than two and one-half months after the end of the calendar year in which the Performance Period ends.

(k) The payment of any amounts pursuant to a Performance Share, if any (as determined by the Committee at the end of the Performance Period), with respect to a specific Performance Period requires that the Participant be an active employee on the Company's or a Related Company's payroll on the last day of each applicable Performance Period and at the time the payment is made, unless the Participant's employment was earlier terminated due to early, normal or late retirement under the terms of the Company's pension or similar retirement plan or unless payment is required under the terms of the applicable Change In Control And Severance Agreement between the Company and the Participant.

8. Stock Options

(a) The Committee (or, with respect to executive officers, the independent members of the Board) may grant Options to eligible Service Providers. Whenever the Committee (or, with respect to executive officers, the independent members of the Board) grants Options, notice shall be given to the Service Provider stating the number of shares for which Options are granted, the Option exercise price per share, whether the Options are Incentive Stock Options or Nonstatutory Stock Options, and the conditions to which the grant and exercise of the Options are subject. This notice shall become the Grant Agreement between the Company and the Service Provider and, at that time, the Service Provider shall become a Participant.

(b) The exercise price of shares of Company Stock covered by an Option shall not be, and shall never become, less than 100 percent of the Fair Market Value of the shares on the Date of Grant, except as may be provided in Section 14 (regarding certain changes affecting Company Stock). If the Participant is a Ten Percent Stockholder and the Option is intended to qualify as an Incentive Stock Option, the exercise price shall be not less than 110 percent of the Fair Market Value of such shares on the Date of Grant.

(c) Options may be exercised in whole or in part at the times as may be specified by the Committee in the Participant's Grant Agreement; provided that no Option may be exercised after the expiration of ten (10) years from the Date of Grant. If the Participant is a Ten Percent Stockholder and the Option is intended to qualify as an Incentive Stock Option, the Option may not be exercised after the expiration of five (5) years from the Date of Grant.

(d) Options shall not be transferable except to the extent specifically provided in the Grant Agreement in accordance with applicable securities laws. Incentive Stock Options, by their terms, shall not be transferable except by will or the laws of descent and distribution and shall be exercisable, during the Participant's lifetime, only by the Participant.

(e) Options that are intended to qualify as Incentive Stock Options shall be granted only to Employees who meet the eligibility requirements of Section 5.

(f) Options that are intended to qualify as Incentive Stock Options shall, by their terms, not be exercisable after the first to occur of (x) ten years from the Date of Grant (five years if the Participant to whom the Option has been granted is a Ten Percent Stockholder), (y) three months following the date of the Participant's termination of employment with the Company and all Related Companies for reasons other than Disability or death, or (z) one year following the date of the Participant's termination of employment on account of Disability or death.

(g) Options that are intended to qualify as Incentive Stock Options shall, by their terms, be exercisable in any calendar year only to the extent that the aggregate Fair Market Value (determined as of the Date of Grant) of the Company Stock with respect to which Incentive Stock Options are exercisable for the first time during the Plan Year does not exceed $100,000 (the "Limitation Amount"). Incentive Stock Options granted under the Plan and all other plans of the Company and all Related Companies shall be aggregated for purposes of determining whether the Limitation Amount has been exceeded. The Committee may impose any conditions as it deems appropriate on an Incentive Stock Option to ensure that the foregoing requirement is met. If Incentive Stock Options that first become exercisable in a Plan Year exceed the Limitation Amount, the excess Options shall be treated as Nonstatutory Stock Options to the extent permitted by law.

(h) A Participant who purchases shares of Company Stock under an Option shall have no rights as a stockholder until the Company Stock is issued pursuant to the terms of the Grant Agreement and all requirements with respect to the issuance of such shares have been satisfied.

(i) Options may be exercised by the Participant, subject to the terms and conditions of the Ruddick Corporation Insider Information and Stock Trading Policy, by giving written notice of the exercise to the Company, stating the number of shares the Participant has elected to purchase under the Option. The notice shall be effective only if accompanied by the exercise price in full in cash; provided, however, that if the terms of an Option or the Committee in its discretion so permits, the Participant (i), unless prohibited by law, may deliver a properly executed exercise notice together with irrevocable instructions to a broker to deliver

promptly to the Company, from the sale or loan proceeds with respect to the sale of Company Stock or a loan secured by Company Stock, the amount necessary to pay the exercise price and, if required by the terms of the Option or the Committee in its discretion, Applicable Withholding Taxes, (ii) may deliver shares of Company Stock for which the holder thereof has good title, free and clear of all liens and encumbrances (valued at their Fair Market Value on the date of exercise) in satisfaction of all or any part of the exercise price, or (iii) may cause to be withheld from the Option shares, shares of Company Stock (valued at their Fair Market Value on the date of exercise) in satisfaction of all or any part of the exercise price; or (iv) may use any other methods of payment as the Committee, at its discretion, deems appropriate. Until the Participant has paid the exercise price and any Applicable Withholding Taxes, no stock certificate shall be issued.

(j) Each Participant who is an Employee shall agree as a condition of the exercise of an Option to pay to his Employer, or make arrangements satisfactory to his Employer regarding the payment to his Employer of, Applicable Withholding Taxes. Until the amount has been paid or arrangements satisfactory to the Employer have been made, no stock certificate shall be issued upon the exercise of an Option. Payment to the Employer in satisfaction of Applicable Withholding Taxes may be in cash. In addition, if the Committee allows or the Grant Agreement so provides, (A) payment to the Employer in satisfaction of Applicable Withholding Taxes may be made in shares of Company Stock (valued at their Fair Market Value as of the date of payment) to which the Participant has good title, free and clear of all liens and encumbrances; (B) the Participant may elect to have his Employer retain that number of shares of Company Stock (valued at their Fair Market Value as of the date of such retention) that would satisfy all or a specified portion of the Applicable Withholding Taxes, or (C) unless prohibited by law, the Participant may deliver irrevocable instructions to a broker to deliver promptly to the Employer, from the sale or loan proceeds with respect to the sale of Company Stock or a loan secured by Company Stock, the amount necessary to pay the Applicable Withholding Taxes.

(k) Unless specifically provided in the discretion of the Committee in a writing that references and supersedes this Section 8(k), (i) no Modification shall be made in respect to any Option if such Modification would result in the Option constituting a deferral of compensation, and (ii) no Extension shall be made in respect to any Option if such Extension would result in the Option having an additional deferral feature from the Date of Grant, in each case within the meaning of applicable Treasury Regulations under Code section 409A. Subject to the remaining part of this subsection (k), (i) a "Modification" means any change in the terms of the Option (or change in the terms of the Plan or applicable Grant Agreement) that may provide the holder of the Option with a direct or indirect reduction in the exercise price of the Option, regardless of whether the holder in fact benefits from the change in terms; and (ii) an "Extension" means either (A) the provision to the holder of an additional period of time within which to exercise the Option beyond the time originally prescribed, (B) the conversion or exchange of the Option for a legally binding right to compensation in a future taxable year, (C) the addition of any feature for the deferral of compensation to the terms of the Option, or (D) any renewal of the Option that has the effect of (A) through (C) above. Notwithstanding the preceding sentence, it shall not be a Modification or an Extension, respectively, to change the terms of an Option in accordance with Section 14 of the Plan, or in any of the other ways or for any of the other purposes provided in applicable Treasury Regulations or other generally applicable guidance under Code section 409A as not resulting in a Modification or Extension for purposes of that section. In particular, it shall not be an Extension to extend the exercise period of an Option to a date no later than the earlier of (i) the latest date upon which the Option could have expired by its original terms under any circumstances or (ii) the tenth anniversary of the original Date of Grant.

9. Stock Awards.

(a) The Committee (or, with respect to executive officers, the independent members of the Board) may grant Stock Awards to eligible Service Providers in payment of compensation that has been earned or as compensation to be earned, including without limitation compensation awarded or earned concurrently with or prior to the grant of the Stock Award, subject to the terms and conditions set forth in this Section 9.

(b) For the purposes of this Plan, in determining the value of a Stock Award, all shares of Company Stock subject to such Stock Award shall be valued at not less than one hundred percent (100%) of the Fair

Market Value of such shares of Company Stock on the Date of Grant of such Stock Award, regardless of when such shares of Company Stock are issued, and one or more certificates delivered, to the Participant.

(c) Unless otherwise determined by the Committee and set forth in the related Grant Agreement, shares of Company Stock subject to a Stock Award will be issued, and one or more certificates representing such shares will be delivered, to the Participant as soon as practicable following the Date of Grant of such Stock Award. Upon the issuance of such shares and the delivery of one or more certificates representing such shares to the Participant, such Participant shall be and become a shareholder of the Company fully entitled to receive dividends, to vote and to exercise all other rights of a shareholder of the Company. Notwithstanding any other provision of this Plan, unless the Committee expressly provides otherwise respect to a Stock Award, as set forth in the related Grant Agreement, no Stock Award shall be deemed to be an outstanding Award for purposes of the Plan.

10. Director Awards. The independent members of the Board may grant Director Awards to Outside Directors in the form of shares of Restricted Stock, Restricted Stock Units, Performance Shares, Nonstatutory Options or Stock Awards, as provided in Sections 6 through 9 above. Whenever the independent members of the Board grant shares of Restricted Stock, Restricted Stock Units, Performance Shares, Nonstatutory Options or Stock Awards to an Outside Director, notice shall be given to the Outside Director stating the type of award being made, the number of shares with respect to which the award is granted and the terms and conditions to which the award and (where applicable) the exercise of the award is subject. This notice shall become the Grant Agreement between the Company and the Outside Director and, at that time, the Outside Director shall become a Participant. Restricted Stock, Restricted Stock Units, Performance Shares, Nonstatutory Options, or Stock Awards granted to Outside Directors shall otherwise be subject to the terms of the Plan applicable to each type of award as set forth in Sections 6 through 9 above; provided, however, that, notwithstanding anything in Sections 6 or 9 to the contrary, any service or performance period with respect to Restricted Stock, Restricted Stock Units or Performance Shares granted to Outside Directors or Consultants shall not be less than six consecutive months in length; and provided further, that where context reasonably requires, references throughout Sections 6 through 9 above to the "Committee" shall be read instead as references to the independent members of the Board wherever the award is to be granted to an Outside Director. The Board shall have all the same rights and powers with respect to the administration of Director Awards as the Committee has with respect to Incentive Awards as provided in Section 15 below (provided that the Board may not delegate its authority with respect to the granting of Director Awards pursuant to Section 15(a)(viii)), and the Board shall be subject to the same limitations with respect to the Modification and Repricing of outstanding Director Awards as provided therein. For purposes of this Section 10, and for such other purposes under Plan as may be required, the term "Board" shall mean those directors of the Board who qualify as independent for purposes of the rules of the exchange on which the Company Stock is traded.

11. Effective Date of the Plan. The Plan shall become effective as of the date on which it is approved by the stockholders of the Company.

12. Continuing Securities Law Compliance. If at any time on or after the effective date of the Plan as described in Section 11 above, the requirements of any applicable federal or state securities laws should fail to be met, no shares of Company Stock issuable under Non-Option Awards shall be issued and no Options shall be exercisable until the Committee (or, with respect to a Director Award, the Board) has determined that these requirements have again been met. The Committee (or, with respect to a Director Award, the Board) may suspend the right to exercise an Option at any time when it determines that allowing the exercise and issuance of Company Stock would violate any federal or state securities or other laws, and may provide that any time periods to exercise the Option are extended during a period of suspension.

13. Termination, Modification, Change. The Plan shall continue in existence until terminated by the Board in accordance with the terms of this Section 13. Notwithstanding the foregoing, no Incentive Stock Options may be awarded after the date that is the tenth anniversary of the Effective Date of the Plan. No new Awards shall be granted under the Plan after its termination. The Board may terminate the Plan at any time and may amend the Plan at any time in any respect as it shall deem advisable; provided that no change shall be made that increases the total number of shares of Company Stock reserved for issuance under the Plan (except pursuant to Section 14), materially modifies the requirements as to eligibility for participation in the Plan, or that would otherwise be

considered a material revision or amendment under Code section 422 or the listing standards of the exchange on which the Company Stock is traded, unless the change is authorized by the stockholders of the Company. Notwithstanding the foregoing, the Board may unilaterally amend the Plan and outstanding Awards with respect to Participants as it deems appropriate to ensure compliance with Rule 16b-3 and other applicable federal or state securities laws and to meet the requirements of the Code and applicable regulations or other generally applicable guidance thereunder. Except as provided in the preceding sentence, a termination or amendment of the Plan shall not, without the consent of the Participant, adversely affect a Participant's rights under an Award previously granted to him or her.

14. Change in Capital Structure.

(a) The Committee (or, with respect to a Director Award, the Board) shall proportionately adjust the number and kind of shares of stock or securities of the Company to be subject to the Plan and to Awards then outstanding or to be granted thereunder, the maximum number of shares or securities which may be delivered under the Plan, the maximum number of shares or securities that can be granted to an individual Participant under Section 4, the exercise price of Options, and other relevant terms of the Plan and any Awards whenever, in the event of a stock dividend, stock split or combination of shares, recapitalization or merger in which the Company is the surviving corporation, or other change in the Company's corporate structure or capital stock (including, but not limited to, the creation or issuance to stockholders generally of rights, options or warrants for the purchase of common stock or preferred stock of the Company), it deems any such adjustment necessary or desirable to preserve the intended benefits of the Plan and any outstanding Awards for the Company and the Participants. The Committee's (or, with respect to a Director Award, the Board's) determination in this regard shall be binding on all persons. If the adjustment would produce fractional shares with respect to any unexercised Option or fractional cents with respect to the exercise price thereof, the Committee (or, with respect to a Director Award, the Board) shall round down the number of shares covered by the Option to the nearest whole share and round up the exercise price to the nearest whole cent.

(b) In the event of a Change in Control as described in Sections 2(e)(i), (ii)(A) or (iii), or if the Company is otherwise a party to a consolidation or a merger in which the Company is not the surviving corporation, a transaction that results in the acquisition of substantially all of the Company's outstanding stock by a single person or entity, or a sale or transfer of substantially all of the Company's assets occurs (in any such case, a "Corporate Event"), then the Committee (or, with respect to a Director Award, the Board) may take any actions with respect to outstanding Awards as it deems appropriate, consistent with applicable provisions of the Code and any applicable federal or state securities laws.

(c) Notwithstanding anything in the Plan to the contrary, the Committee (or, with respect to a Director Award, the Board) may take the foregoing actions without the consent of any Participant, and its determination shall be conclusive and binding on all persons and for all purposes.

15. Administration of the Plan.

(a) The Plan shall be administered by the Committee. Subject to the express provisions and limitations set forth in this Plan or the Committee's charter or as otherwise established by the Board, the Committee shall be authorized and empowered to do all things necessary or desirable, in its sole discretion, in connection with the administration of this Plan, including, without limitation, the following:

(i) to prescribe, amend and rescind policies relating to this Plan, and to interpret the Plan, including defining terms not otherwise defined;

(ii) to determine which persons are eligible Service Providers, to which of the Service Providers, if any, Incentive Awards shall be granted hereunder and the timing of any Incentive Awards;

(iii) to grant Incentive Awards to Service Providers and determine the terms and conditions thereof, including the number of shares of Company Stock subject to Incentive Awards and the exercise or purchase price of the shares of Company Stock and the circumstances under which Incentive Awards become exercisable, vested, payable, forfeited or expire, which terms may but need not be conditioned

upon the passage of time, continued employment, the satisfaction of performance conditions (including Performance Goals), the occurrence of certain events (such as a Change in Control), or other factors;

(iv) to establish or verify the extent of satisfaction of any Performance Goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Incentive Award;

(v) to prescribe and amend the terms of the Grant Agreements or other documents evidencing Incentive Awards made under this Plan (which need not be identical);

(vi) to determine whether, and the extent to which, adjustments are required pursuant to Section 14;

(vii) to interpret and construe this Plan, any policies under this Plan and the terms and conditions of any Incentive Award granted hereunder, and to make exceptions to any provisions for the benefit of the Company;

(viii) to delegate, to the extent permitted by applicable law and/or its charter, any portion of its authority under the Plan to make Incentive Awards to an executive officer of the Company, subject to any conditions that the Committee may establish (including but not limited to conditions on such officer's ability to make awards to "executive officers" within the meaning of Section 16 of the Act or to "covered employees" within the meaning of Code section 162(m)(3));

(ix) to require any Participant acquiring shares of Company Stock pursuant to any Award under the Plan to represent to and agree with the Company in writing that such person is acquiring the shares of Company Stock for investment purposes and without a view to resale or distribution thereof. Shares of Company Stock issued and delivered under the Plan shall also be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Company Stock is then listed and any applicable federal or state laws, and the Committee may cause a legend or legends to be placed on the certificate or certificates representing any such shares to make appropriate reference to any such restrictions. In making such determination, the Committee may rely upon an opinion of counsel for the Company; and

(x) to make all other determinations deemed necessary or advisable for the administration of this Plan.

Notwithstanding the foregoing, the powers described in subsections (ii) and (iii) above may be exercised by the independent members of the Board with respect to grants of Incentive Awards to executive officers.

The Committee may amend the terms of previously granted Incentive Awards so long as the terms as amended are consistent with the terms of the Plan and provided that the consent of the Participant is obtained with respect to any amendment that would be detrimental to him or her, except that the consent will not be required if the amendment is for the purpose of complying with applicable provisions of the Code or any federal or state securities laws.

The Committee is prohibited from Repricing any Option without the prior approval of the stockholders of the Company with respect to the proposed Repricing. No Option may include provisions that "reload" the Option upon exercise or that extend the term of an Option beyond what is the maximum period specified in the Plan and/or Grant Agreement.

(b) The interpretation and construction of any provision of the Plan by the Committee shall be final and conclusive as to any Participant. The Committee may consult with counsel, who may be counsel to the Company, and shall not incur any liability for any action taken in good faith in reliance upon the advice of counsel.

(c) The Committee shall meet at such times and places as it determines. A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by the Committee in writing or by electronic transmission

or transmissions as permitted by the Bylaws of the Company, and any action so taken shall be fully effective as if it had been taken at a meeting.

(d) The Committee may delegate the administration of the Plan to an officer or officers of the Company, and such officer(s) may have the authority to execute and distribute agreements or other documents evidencing or relating to Incentive Awards granted by the Committee under this Plan, to maintain records relating to the grant, vesting, exercise, forfeiture or expiration of Incentive Awards, to process or oversee the issuance of shares of Company Stock upon the exercise, vesting and/or settlement of an Incentive Award, to interpret the terms of Incentive Awards and to take any other actions as the Committee may specify, provided that in no case shall any such officer(s) be authorized to grant Incentive Awards under the Plan, except in accordance with Section 15(a)(viii) above. Any action by an administrator within the scope of its delegation shall be deemed for all purposes to have been taken by the Committee and references in this Plan to the Committee shall include any such officer(s), provided that the actions and interpretations of any such officer(s) shall be subject to review and approval, disapproval or modification by the Committee.

(e) In addition to such other rights of indemnification as they may have as Directors or as members of the Committee, the members of the Committee shall be indemnified by the Company against reasonable expenses, including attorney's fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal thereof, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment or settlement in any such action, suit or proceeding, except as to matters as to which the Committee member has been negligent or engaged in misconduct in the performance of his duties; provided, however, that within sixty (60) days after institution of any such action, suit or proceeding, a Committee member shall in writing offer the Company the opportunity, at its own expense, to handle and defend the same.

(f) Subject to the express provisions of the Plan, the Committee shall have full power and authority to determine whether, to what extent and under what circumstances any outstanding Award shall be terminated, canceled, forfeited or suspended. Notwithstanding the foregoing or any other provision of the Plan or a Grant Agreement, all Awards to any Participant that are subject to any restriction or have not been earned or exercised in full by the Participant shall be terminated and canceled if the Participant is terminated for cause, as determined by the Committee in its sole discretion.

16. Notice. All notices and other communications required or permitted to be given under this Plan shall be in writing and shall be deemed to have been duly given if delivered personally or mailed first class, postage prepaid, as follows (a) if to the Company—at the principal business address of the Company to the attention of the Corporate Secretary of the Company; and (b) if to any Participant—at the last address of the Participant known to the sender at the time the notice or other communication is sent.

17. No Effect on Other Plans. Except as provided in Section 4(c), nothing contained in the Plan will be deemed in any way to limit or restrict the Company or any Related Company from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

18. Interpretation. The Plan is intended to operate in compliance with the provisions of Rule 16b-3 and to facilitate compliance with, and optimize the benefits from, Code section 162(m). The terms of this Plan are subject to all present and future regulations and rulings of the Secretary of the Treasury of the United States or his or her delegate relating to the qualification of Incentive Stock Options under the Code. To the extent applicable, this Plan and the individual Awards under the Plan are intended to comply with any applicable requirements of Code section 409A and shall be interpreted to the extent context reasonably permits in accordance with such requirements. If any provision of the Plan conflicts with any such regulation or ruling, then that provision of the Plan shall be void and of no effect. The terms of this Plan shall be governed by the laws of the State of North Carolina.

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Directors

John R. Belk
President and Chief Operating Officer,
Belk, Inc.

John P. Derham Cato
Chairman, President and CEO,
The Cato Corporation

Thomas W. Dickson
Chairman of the Board, President and CEO,
Ruddick Corporation

James E. S. Hynes
Former Chairman of the Board,
Hynes, Inc.

Anna Spangler Nelson
Chairman,
Spangler Companies, Inc.

Bailey W. Patrick
Managing Partner,
Merrifield Patrick Vermillion, LLC

Robert H. Spilman, Jr.
President and CEO,
Bassett Furniture Industries, Inc.

Harold C. Stowe
Managing Member,
Stowe-Monier Management, LLC;
Former President and CEO,
Canal Holdings, LLC

Isaiah Tidwell
Former Georgia Wealth Management Director and Executive Vice President,
Wachovia Bank, N.A.

William C. Warden, Jr.
Former Executive Vice President, Administration,
Lowes Companies, Inc.

Executive Officers

Thomas W. Dickson
Chairman of the Board, President and CEO

John B. Woodlief
Vice President – Finance and Chief Financial Officer

Frederick J. Morganthall, II
President, *Harris Teeter, Inc.*

Fred A. Jackson
President, *American & Efird, Inc.*

Shareholder Information

Corporate Address

301 S. Tryon Street
Suite 1800
Charlotte, NC 28202
704-372-5404

Subsidiaries

Harris Teeter, Inc.
701 Crestdale Road
Matthews, NC 28105
704-844-3100

American & Efird, Inc.
P.O. Box 507
22 American Street
Mount Holly, NC 28120
704-827-4311

General Counsel

McGuireWoods LLP
Charlotte, NC

Independent Registered Public Accountants

KPMG LLP
Charlotte, NC

New York Stock Exchange (NYSE) Listing

Common stock symbol: RDK

Stock Transfer Agent and Registrar

American Stock Transfer & Trust Company (AST), Brooklyn, NY

Dividend Reinvestment and Stock Purchase Plan

The Company maintains a Dividend Reinvestment and Stock Purchase Plan for shareholders of record. Information on this plan may be obtained by calling AST at 866-662-3940.

Annual Reports on Form 10-K

Additional copies of the Company's Annual Report on Form 10-K are available without charge upon written request or by telephone.

Written requests may be directed to:
Investor Relations Department
Ruddick Corporation
301 S. Tryon Street
Suite 1800
Charlotte, NC 28202

Telephone inquiries may be directed to:
704-372-5404

Closing Stock Price Fiscal Year End

(In Dollars)







Innovate. Create. Deliver.

Subsidiaries of

Ruddick Corporation

Ruddick Corporation is a holding company with two primary operating subsidiaries–
Harris Teeter, a leading regional supermarket chain, and American & Efird, one of the world's largest global manufacturers and distributors of industrial sewing thread, embroidery thread and technical textiles.

301 S. Tryon Street, Suite 1800, Charlotte, NC 28202 • 704-372-5404 • www.ruddickcorp.com